  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 4, 1997
                                                     REGISTRATION NO. 333-12259
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                             AMENDMENT NO. 3
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                      BROOKDALE LIVING COMMUNITIES, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                ---------------

                                     8361                     36-4103821
        DELAWARE         (PRIMARY STANDARD INDUSTRIAL      (I.R.S. EMPLOYER
    (STATE OR OTHER       CLASSIFICATION CODE NUMBER)   IDENTIFICATION NUMBER)
    JURISDICTION OF

    INCORPORATION OR            ---------------
     ORGANIZATION)

                       77 WEST WACKER DRIVE, SUITE 3900
                            CHICAGO, ILLINOIS 60601
                                (312) 456-0239
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                                 REGISTRANT'S
                         PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                                MARK J. SCHULTE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                      BROOKDALE LIVING COMMUNITIES, INC.
                       77 WEST WACKER DRIVE, SUITE 3900
                            CHICAGO, ILLINOIS 60601
                                (312) 456-0239
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:
         WAYNE D. BOBERG, ESQ.                 J. VAUGHAN CURTIS, ESQ.
                                              KIMBERLY A. KNIGHT, ESQ.
       BRIAN T. BLACK, ESQ.
           WINSTON & STRAWN                         ALSTON & BIRD
         35 WEST WACKER DRIVE                1201 WEST PEACHTREE STREET
        CHICAGO, ILLINOIS 60601                ATLANTA, GEORGIA 30309
            (312) 558-5600                         (404) 881-7000

                                ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this Registration Statement.

                                ---------------

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]


                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED MARCH 4, 1997

PROSPECTUS

            , 1997

                             5,000,000 SHARES

                                      LOGO
                                  COMMON STOCK

  All of the 5,000,000 shares of common stock, $0.01 par value per share (the "Common Stock"), offered hereby (the "Offering") are being sold by Brookdale Living Communities, Inc. ("Brookdale" or the "Company"). Upon completion of the Offering, The Prime Group, Inc. and its affiliates (collectively, "PGI") and management of the Company will own 33.3% of the Common Stock (30.3% if the Underwriters' over-allotment option is exercised in full). See "Risk Factors-- Significant Influence by Existing Stockholders and Management."

  Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $14.00 and $16.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

  The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "BLCI."

  SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE COMMON STOCK OFFERED HEREBY.

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.  ANY  REPRESENTATION  TO  THE
   CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

THE ATTORNEY  GENERAL OF THE STATE  OF NEW YORK  HAS NOT PASSED ON  OR ENDORSED
 THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

---------------------------------------------------------------------------
                               PRICE         UNDERWRITING         PROCEEDS
                               TO THE       DISCOUNTS AND          TO THE
                               PUBLIC       COMMISSIONS(1)       COMPANY(2)
---------------------------------------------------------------------------
Per Share.................  $              $                  $
Total(3).................. $              $                  $
---------------------------------------------------------------------------

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(2) Before deducting expenses payable by the Company, estimated at $3,500,000.

(3) The Company has granted to the Underwriters an option, exercisable within 30 days hereof, to purchase up to an aggregate of 750,000 additional shares of Common Stock at the price to the public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total Price to the Public, Underwriting Discounts and Commissions and Proceeds to the Company will be
    $          , $           and $          , respectively. The Underwriters
    have agreed to reserve up to 100,000 shares for sale to certain individuals at the Price to the Public less Underwriting Discounts and Commissions. To the extent such reserved shares are sold to such individuals, total Underwriting Discounts and Commissions will be reduced to the extent of such discounts. See "Underwriting."

  The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain prior conditions including the right of the Underwriters to reject orders in whole or in part. It is expected that delivery of such shares
will be made in Washington, D.C., on or about       , 1997.

                     FRIEDMAN, BILLINGS, RAMSEY & CO., INC.

                                   [PHOTOS]

  [The inside front cover page will include a fold out page with color photographs and captions on each side of such fold out page. The inside front cover page itself will also contain color photographs and captions. The photographs will consist of an outside view of each of the facilities expected to be owned or leased by the Company together with a corresponding caption identifying such facility by name and the city of its location, as well as an artist's depiction of the Company's prototype facility with a caption identifying it as such. In addition, each side of the fold out page and the inside front cover page will contain several photographs of residents in various settings, in each case without captions.]




  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Except as otherwise indicated, the information contained in this Prospectus assumes (i) the consummation at the completion of the Offering of the transactions described herein resulting in the formation of the Company, including, but not limited to, the contribution to the Company of the capital stock of BLC Property, Inc., certain interests in the Heritage and the Devonshire facilities and the operations relating to the senior and assisted living division of The Prime Group, Inc. and its affiliates (collectively, "PGI"), the acquisition of the Acquired Facilities (as defined herein) and the Company has entered the management contracts for its two managed facilities (collectively, the "Formation") and (ii) the Underwriters' over-allotment option is not exercised. Unless the context requires otherwise, all references to the "Company" or "Brookdale" in this Prospectus mean the Company, its predecessors and those entities owned or controlled by the Company as though the Formation had occurred. See "Risk Factors--Lack of Arm's Length Negotiations" and "--Uncertainty of Proposed Acquisition," "The Company and the Formation" and "Certain Transactions."

  Brookdale Living Communities, Inc. ("Brookdale" or the "Company") provides senior and assisted living services to the elderly through its facilities located in urban and suburban areas of major metropolitan markets. The Company operates nine senior and assisted living facilities containing a total of 1,968 units which, as of December 31, 1996, were approximately 99% occupied. The Company owns four of such facilities, leases three facilities under a long-term net operating lease and manages two other facilities pursuant to management contracts. In addition, the Company has entered an agreement to acquire a facility containing 200 units, the closing of which acquisition is expected to occur within 60 days following the completion of the Offering. With facilities that contain an average of 220 units, the Company believes it is able to achieve economies of scale within its facilities and provide senior and assisted living services in a cost-effective manner. The Company plans to acquire or lease approximately three to five facilities per year containing an aggregate of approximately 600 to 1,000 units, and to commence development of at least two new facilities per year containing approximately 200 units each. The Company has entered agreements to acquire development sites located in Glen Ellyn, Illinois, Southfield, Michigan and Austin, Texas, the closings of which are expected to occur within 12 months following the completion of the Offering. The Company had pro forma revenues and a net loss for the year ended December 31, 1996 of approximately $41.5 million and $602,000, respectively. The Company estimates that approximately 99.9% of the Company's pro forma revenues are derived from private pay sources.

  Brookdale's facilities are designed for middle to upper income residents who desire an upscale residential environment providing the highest level of quality, care and value. Brookdale's objective is to allow its residents to age in place by providing them with a continuum of senior and assisted living services. By providing residents a range of service options as their needs change, the Company seeks to achieve a greater continuity of care, thereby enabling seniors to maintain their residency for a longer time period. The ability to allow residents to age in place is beneficial to Brookdale's residents as well as their families who are burdened with care option decisions for their elderly relatives. In addition to studio, one-bedroom and two-bedroom units, the Company provides all residents with basic services, such as meal service, 24-hour emergency response, housekeeping, concierge services, transportation and recreational activities. For residents who require additional supplemental care services, the Company provides assistance with certain activities of daily living. The average age of Brookdale's residents is approximately 82 years old, and many of these residents require some level of assistance with activities of daily living. Supplemental care services are provided either by the Company or by outside services or agencies. The Company intends to bring "in-house" as many of these services as practicable and has established a program providing various levels and combinations of these services called "Personally Yours"SM.

  The Company's operating philosophy is to provide the highest quality of personalized care for its residents in order to enhance their physical and mental well-being. A key element of this philosophy is to establish affiliations between Brookdale's facilities and local hospitals. Each of the Hallmark facility in Chicago, Illinois, the Heritage facility in Des Plaines, Illinois and the Devonshire facility in Lisle, Illinois (collectively, the "Original Facilities"), have affiliations with local hospitals. In addition, the Company is currently pursuing hospital affiliations for the Gables at Brighton, Springs of East Mesa, Hawthorn Lakes and Edina Park Plaza facilities and intends to arrange such affiliations for facilities that it acquires, develops or leases in the future. Hospital affiliations provide for on-site physician and nursing services, and facilitate the provision of health care services and wellness programs to the Company's residents.

  The Company believes that the senior and assisted living industry is emerging as a preferred alternative to meet the growing demand for a cost-effective residential setting in which to care for the elderly who cannot or choose not to live independently due to physical or cognitive frailties and who may require assistance with some of the activities of daily living or the availability of nursing or other medical care. In general, senior and assisted living consists of a combination of housing and the availability of 24-hour a day personal support services and assistance with certain activities of daily living. The Company believes that factors contributing to the growth of the senior and assisted living industry include: (i) the aging of the U.S. population; (ii) consumer preference for greater independence in a residential setting as compared to institutional settings, such as skilled nursing facilities; (iii) its cost effectiveness compared to skilled nursing care and home health care; and (iv) the decreasing ability of relatives to provide care for the elderly in the home. The senior and assisted living industry remains highly fragmented, with only 5% of the industry's units operated by the 20 largest companies in the industry, which provides substantial opportunities for industry consolidation.

  The Company's business and growth strategy is based on the following key elements: (i) acquiring and leasing senior and assisted living facilities in major metropolitan markets; (ii) leveraging its development expertise to construct its prototype facility in major metropolitan markets; (iii) utilization, when available, of long-term, tax-exempt bonds to finance the acquisition and renovation of existing facilities and the development of new facilities; (iv) providing access to a full continuum of senior and assisted living services to residents of its facilities; (v) utilizing sophisticated marketing programs to maintain high occupancy rates; and (vi) utilizing its operational expertise to enhance the profitability of its existing and future facilities.

  Brookdale Living Communities, Inc. was incorporated in Delaware in September 1996 to continue and expand the business and operations of the senior and assisted living division of PGI. Since 1981, PGI has been engaged in the ownership, development, acquisition and operation of over 20 million square feet of income producing properties and, since 1985, has been active in the development, construction, marketing and operation of senior and assisted living facilities for the elderly. The Company's principal executive offices are located at 77 West Wacker Drive, Suite 3900, Chicago, Illinois 60601, and its telephone number is (312) 456-0239.

                                  THE OFFERING

Common Stock offered by the Company..
                                      5,000,000 shares

Common Stock to be outstanding after
the Offering......................... 7,500,000 shares (1)

Use of Proceeds......................
                                      To pay the cash portion of the purchase
                                      price for the Acquired Facilities and
                                      the Park Place facility, to pay certain
                                      amounts to or on behalf of PGI and to
                                      various third parties in connection with the Formation, to finance a portion of future acquisitions and developments and for working capital and other general corporate purposes. See "Use of Proceeds."

Nasdaq National Market symbol........ BLCI
--------------------

(1) Does not include 695,000 shares of Common Stock subject to options expected to be granted at the initial public offering price. See "Management--Stock Incentive Plan."

                             SUMMARY FINANCIAL DATA

                                             YEARS ENDED DECEMBER 31,
                                       ----------------------------------------
                                                                     PRO FORMA
                                                                    AS ADJUSTED
                                         1994      1995     1996      1996(1)
                                       (IN THOUSANDS, EXCEPT PER SHARE DATA
                                                AND OPERATING DATA)
STATEMENT OF OPERATIONS DATA (2)(3):
 Revenue:
 Resident fees........................ $ 15,205  $ 21,935  $23,437   $ 41,183
 Management services income ..........      --        --       --         280
                                       --------  --------  -------   --------
   Total revenue......................   15,205    21,935   23,437     41,463
 Facilities operating expenses........  (11,270)  (13,253) (12,806)   (22,459)
 Lease expenses (4)...................      --        --       --      (8,705)
 General and administrative expenses
  (5).................................      --        --       --      (2,837)
 Depreciation and amortization........   (3,286)   (3,721)  (2,946)    (3,835)
                                       --------  --------  -------   --------
 Operating income.....................      649     4,961    7,685      3,627
 Interest and financing fees expense,
  net.................................   (4,053)   (6,385)  (5,320)    (5,168)
                                       --------  --------  -------   --------
 Income (loss) before minority
  interest and extraordinary item.....   (3,404)   (1,424)   2,365     (1,541)
 (Income) loss allocated to minority
  interest............................    1,178       802     (756)       --
                                       --------  --------  -------   --------
 Income (loss) before extraordinary
  item................................   (2,226)     (622)   1,609     (1,541)
 Extraordinary item (gain on
  extinguishment of debt).............      --      3,274      --         --
                                       --------  --------  -------   --------
 Net income (loss).................... $ (2,226) $  2,652  $ 1,609   $ (1,541)
                                       ========  ========  =======   ========
UNAUDITED PRO FORMA DATA:
 Income (loss) before income taxes and
  extraordinary item.................. $ (2,226) $   (622) $ 1,609   $ (1,541)
 Pro forma benefit (provision) for
  income taxes (6)....................      890       249     (643)       939
                                       --------  --------  -------   --------
 Income (loss) before extraordinary
  item................................   (1,336)     (373)     966       (602)
 Extraordinary item (gain on
  extinguishment of debt), net of
  income taxes of $1,310 (6)..........      --      1,964      --         --
                                       --------  --------  -------   --------
 Pro forma net income (loss).......... $ (1,336) $  1,591  $   966   $   (602)
                                       ========  ========  =======   ========
 Pro forma net income per share (7)...                     $  0.39   $  (0.08)
                                                           =======   ========
 Pro forma shares of common stock
  outstanding (7).....................                       2,500      7,500
                                                           =======   ========
SELECTED OPERATING AND OTHER DATA:
 Total units operated (8).............      918       918      918      2,166
 Occupancy rate (8)...................     95.6%     98.1%    99.2%      98.6%
 Average monthly revenue per unit (9). $  1,732  $  2,015  $ 2,144   $  1,928

                                                      AT DECEMBER 31, 1996
                                                 -------------------------------
                                                  ACTUAL   PRO FORMA AS ADJUSTED
                                                         (IN THOUSANDS)
BALANCE SHEET DATA (3):
 Cash........................................... $  4,044        $ 13,741
 Cash-restricted (10)...........................    1,089           3,363
 Letter of credit deposit (10)..................      --           11,000
 Total assets...................................   56,731         157,740
 Total long-term debt...........................   65,000          93,430
 Stockholders' and partners' equity (deficit)...  (25,428)         39,279

------------------

(1) The Company has entered a definitive purchase agreement to acquire the Park Place facility located in Spokane, Washington for approximately $14.4 million. Although the Company expects to consummate the acquisition of the Park Place facility within 60 days following the completion of the Offering, there can be no assurance that the conditions to closing such acquisition will be satisfied in a timely manner, if at all. If such facility is not acquired by the Company, pro forma as adjusted total revenue, operating income and net loss would be approximately $39.3 million, $3.4 million and $732,000, respectively, for the year ended December 31, 1996. See "Risk Factors--Uncertainty of Proposed Acquisition."

(2) The historical financial and operating data for each of the three years ended December 31, 1994, 1995 and 1996 represent combined historical financial data for the senior and assisted living division of PGI, including among other things, a combination of the businesses of the Original Facilities. See "The Company and the Formation."

(3) The pro forma statements of operations data for the year ended December 31, 1996 give effect to (a) the Formation; (b) the acquisition of the Park Place facility; (c) the initial capitalization of the Company; and (d) the Offering. The pro forma balance sheet as of December 31, 1996 gives effect to these transactions as if they occurred on such date. See Unaudited Pro Forma Combined Condensed Financial Statements of the Company.

(4) Pro forma lease expenses for the year ended December 31, 1996 are recorded net of $806,000 relating to the amortization of a deferred gain on the sale and leaseback of the Hallmark facility which occurred on December 27, 1996. See Note (c) to Notes to the Pro Forma Combined Condensed Statement of Operations and Note 7 to Combined Financial Statements of the Original Facilities.

(5) Historically, the Original Facilities have incurred property management fees in lieu of general and administrative expenses. However, upon the completion of the Offering, the Company will no longer incur property management fees and report general and administrative expenses as a separate item. See Pro Forma Combined Condensed Statements of Operations of the Company.

(6) Includes a pro forma income tax adjustment for federal and state income taxes to reflect the Original Facilities as C Corporations. See Note (g) of Notes to Pro Forma Combined Condensed Statement of Operations of the Company and Note 1 of Notes to Combined Financial Statements of the Original Facilities.

(7) Historical amounts reflect the issuance of 2,500,000 shares of Common Stock in connection with the Formation. Pro forma as adjusted amounts reflect the issuance of 5,000,000 shares of Common Stock in connection with the Offering and 2,500,000 shares of Common Stock in connection with the Formation.

(8) Total units operated represents the total units operated as of the end of the period for the Original Facilities (the Hallmark facility was not acquired by PGI until June 1994 and was sold to a third party and leased back to BLC Property, Inc. on December 27, 1996). Occupancy rate is calculated by dividing total occupied units by total units operated as of the end of the period for the Original Facilities. Pro forma amounts include the Original Facilities, the Acquired Facilities, the Park Place facility, the Leased Facilities and the managed facilities. PGI owned and operated the 206-unit Island on Lake Travis facility, which is not included in the Original Facilities, during each of the years ended December 31, 1994, 1995 and 1996.

(9) Average monthly revenue per unit represents the average of the total monthly resident fees divided by occupied units at the end of the period averaged over the respective period presented and for the period of time in operation during the period for the Original Facilities. Pro forma amounts include the Original Facilities, the Acquired Facilities, the Park Place facility and the Leased Facilities.

(10) Cash-restricted represents amounts segregated for use in the payment of real estate taxes and other operating activity in accordance with governmental and debt agreement requirements. Letter of credit deposit represents cash collateral for the proposed credit enhancement of $65.0 million of tax-exempt bonds that are secured by the Heritage and the Devonshire facilities. The Company intends to earn interest income on both cash-restricted and letter of credit deposit amounts. See Note 2 to both the Combined Financial Statements of the Original Facilities and Activelife Facilities and Notes (a), (b) and (f) to the Unaudited Pro Forma Combined Condensed Balance Sheet of the Company.

                                 RISK FACTORS

  Prospective investors should carefully consider the factors set forth below, as well as the other information contained in this Prospectus, in evaluating an investment in the Common Stock offered hereby.

RECENT ORGANIZATION; RECENT NET LOSSES

  The Company was organized in September 1996 to own, operate, acquire and develop senior and assisted living facilities. The Original Facilities, including the Hallmark facility, and the operations relating thereto were formerly owned and operated by PGI. BLC Property, Inc. ("BLC") was recently organized by PGI to facilitate the December 1996 sale and leaseback of PGI's Hallmark facility. Pursuant to such sale and leaseback transaction, Health and Retirement Properties Trust ("HRPT"), a publicly-traded health care real estate investment trust, purchased the Hallmark facility from PGI and leased such facility to BLC pursuant to a net operating lease. Concurrently with such transaction, HRPT acquired the Springs of East Mesa and the Gables at Brighton facilities from a third party and net leased such facilities to BLC, and BLC in turn subleased each of the Hallmark, Springs of East Mesa and Gables at Brighton facilities (collectively, the "Leased Facilities") to separate, wholly owned subsidiaries of BLC. Upon completion of the Offering, PGI will contribute to the Company all of the capital stock of BLC, its interests in the Heritage and the Devonshire facilities, together with the operations relating to its senior and assisted living division, and the Company will acquire from third parties the Edina Park Plaza and the Hawthorn Lakes facilities (collectively, the "Acquired Facilities"). The Original Facilities had income before minority interest and extraordinary item of approximately $2.4 million in 1996, compared to losses before minority interest of approximately $1.4 million and $3.4 million in 1995 and 1994, respectively. On a pro forma basis, after giving effect to the Formation and the acquisition of the Park Place facility, the Company would have had a net loss in 1996 of approximately $602,000 (after pro forma income taxes). There can be no assurance that the Company's operations will be profitable in the future. The inability to achieve profitability at a newly acquired, developed or leased facility on a timely basis could have a material adverse effect on the Company's business, financial condition and results of operations and the market price of the Common Stock. See "--Uncertainty of Proposed Acquisition," "The Company and the Formation," "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


LACK OF ARM'S LENGTH NEGOTIATIONS

  The terms of the transactions between the Company and PGI that comprise a portion of the Formation, including, without limitation, PGI's contribution to the Company of the capital stock of BLC, its interests in the Heritage and the Devonshire facilities and the operations relating to its senior and assisted living division, were not determined by arm's length negotiations. No independent third-party appraisals of the capital stock of BLC, such interests in the Heritage and the Devonshire facilities or the operations relating to PGI's senior and assisted living division were obtained on behalf of the Company. Accordingly, there can be no assurance that the terms of these arrangements, including, but not limited to, the number of shares of Common Stock and cash received by PGI in exchange for the capital stock of BLC, PGI's interests in the Heritage and the Devonshire facilities and the operations relating to PGI's senior and assisted living division are as favorable to the Company as those the Company would have obtained from unaffiliated third parties. See "The Company and the Formation" and "Certain Transactions."

UNCERTAINTY OF PROPOSED ACQUISITION

  The Company has entered a definitive purchase agreement to acquire the Park Place facility for approximately $14.4 million. The closing of such acquisition is subject to certain customary conditions, including conditions regarding the status of the title to the real property, the results of environmental investigations and the transfer or issuance of applicable licenses and permits. If Brookdale is unable to acquire such facility, its pro forma as adjusted total revenue, operating income and net loss for the year ended December 31, 1996 would be approximately $39.3 million, $3.4 million and $732,000, respectively. Although the Company expects the proposed acquisition of the Park Place facility to be consummated within 60 days following the completion of the Offering, there can be no assurance that the conditions to closing such acquisition will be satisfied in a timely manner, if at all. Any delay or failure to consummate the purchase of the Park Place facility could have an adverse effect on the Company's operating results. Upon the completion of this acquisition, the Park Place facility's units will represent approximately 9% of the total units operated by the Company. See "The Company and the Formation" and "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

DIFFICULTIES OF INTEGRATION; FUTURE ACQUISITION RISKS

  There can be no assurance that the Company will successfully integrate the operations of the newly acquired or leased facilities with the operations of the Original Facilities. If the Company is unsuccessful in operating the newly acquired or leased facilities and integrating them into the Original Facilities, the Company's business, financial condition and results of operations could be materially and adversely affected. In addition, the Company currently plans to acquire or lease three to five additional facilities per year that are or can be repositioned as senior and assisted living facilities. While the Company is actively pursuing acquisition opportunities, except for the agreements for the purchase of the Acquired Facilities and the Park Place facility, it has not entered into any agreements for any material acquisitions. There can be no assurance that the Company's acquisitions will be completed at the rate currently expected, if at all. The success of the Company's acquisitions will be determined by numerous factors, including the Company's ability to identify suitable acquisition opportunities, competition for such acquisitions, the purchase price, the financial performance of the facilities after acquisition and the ability of the Company to integrate effectively the operations of acquired facilities. Any failure by the Company to achieve its acquisition plans or to integrate or operate acquired facilities effectively may have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Business and Growth Strategy."

DEVELOPMENT AND CONSTRUCTION RISKS

  In addition to acquisitions, the Company currently plans to commence development of at least two new senior and assisted living facilities per year containing approximately 200 units each in urban and suburban areas in major metropolitan markets. The Company's ability to achieve its development plans will depend upon a variety of factors, many of which are beyond the Company's control. Further, due to the time required for site selection, governmental approvals, construction and rental, it is expected that a facility will not achieve a 90% occupancy rate (a stabilized rate) for at least 32 months, if at all, after a final determination is made by the Company to proceed with any particular development. The successful development of additional facilities will involve a number of risks, including the possibility that the Company may be unable to locate suitable sites at acceptable prices or may be unable to obtain, or may experience delays in obtaining, necessary zoning, land use, building, occupancy, licensing and other required governmental permits and authorizations. The Company may also incur construction costs that exceed original estimates, may not complete construction projects on schedule and may experience competition in the search for suitable development sites. There can be no assurance that the Company will not suffer delays in its development program, which could slow the Company's growth. The Company relies and will continue to rely on third party general contractors to construct its new facilities. There can be no assurance that the Company will not experience difficulties in working with general contractors and subcontractors, which could result in increased construction costs and delays. Further, facility development is subject to a number of contingencies over which the Company will have little control and that may adversely affect project cost and completion time, including shortages of, or the inability to obtain, labor or materials, the inability of the general contractor or subcontractors to perform under their contracts, strikes, adverse weather conditions and changes in applicable laws or regulations or in the method of applying such laws and regulations. Accordingly, if the Company is unable to achieve its development plans, its business, financial condition and results of operations could be materially and adversely affected. See "Business--Business and Growth Strategy."

NEED FOR ADDITIONAL FINANCING

  To achieve its acquisition and development plans and growth objectives, the Company will need to obtain significant additional financial resources. The Company estimates the cost to acquire and develop the new facilities targeted for acquisition or development over the next two years is approximately $200.0 million in the aggregate, which substantially exceeds the net proceeds of the Offering. Accordingly, the Company's future growth will depend on its ability to obtain significant additional financing on acceptable terms. The Company has no existing commitments for financing. The Company will from time to time seek debt financing through a variety of sources, which may include tax-exempt bonds, conventional mortgage financing and bank financing, leases with third parties or other similar financing methods. If such debt financing is unavailable or is not available on terms favorable to the Company, the Company may obtain financing through additional equity offerings, the completion of which may result in a dilution to the Company's stockholders. There can be no assurance that future financing, whether debt or equity, will be available as needed or on terms acceptable to the Company. A lack of funds may require the Company to delay or eliminate all or some of its development projects and acquisition plans and could therefore have a material adverse effect on the Company's growth plans and on its business, financial condition and results of operations. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

ADVERSE CONSEQUENCES OF INDEBTEDNESS AND LEASE OBLIGATIONS; FLOATING RATE DEBT

  The Company was subject to mortgage and other indebtedness in an aggregate principal amount of approximately $93.4 million at December 31, 1996 on a pro forma basis. The Company, through its wholly owned subsidiary BLC, is presently a party to a long-term master lease covering the Leased Facilities. This master lease requires minimum annual lease payments aggregating approximately $8.3 million in 1997 and $8.8 million in 1998 and provides for increases in minimum annual lease payments in 1999 and 2000 and additional rent payments based on a percentage of any increases in the revenues generated by the Leased Facilities beginning in 1999. The Company intends to finance its senior and assisted living facilities through tax-exempt bond financing, conventional mortgage financing and bank financing, leases with third parties or other similar financing methods. The amount of indebtedness and lease payments is expected to increase substantially as the Company pursues its growth strategy. As a result, an increasing amount of the Company's cash flow will be devoted to debt service and related lease payments, and the Company will continue to be subject to risks normally associated with significant financing leverage. At December 31, 1996, approximately $65.0 million ($93.4 million pro forma after giving effect to the Formation) in principal amount of the Company's indebtedness bore interest at floating rates. In addition, indebtedness the Company may incur in the future, including long-term, tax-exempt bond financing, if available, may bear interest at floating rates and in such event increases in prevailing interest rates could increase significantly the Company's interest payment obligations. There can be no assurance that the Company will generate sufficient cash flow from operations to cover required interest, principal and lease payments. Any payment or other default could cause the lender to foreclose upon the facilities securing such indebtedness or, in the case of a lease, could result in the termination of the lease, with a consequent loss of income and asset value to the Company. In addition, it is anticipated that the terms of the Company's credit facilities or letters of credit will restrict the payment of dividends by the Company or distributions by its wholly owned partnerships or subsidiaries to the Company if certain financial ratios are not met. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and Notes to Pro Forma Combined Condensed Statements of Operations of the Company.

  The Heritage, Devonshire, Hawthorn Lakes and Edina Park Plaza facilities have been financed with tax-exempt bonds. In order to maintain the tax-exempt treatment of the interest paid on these bonds, the facilities must comply with certain federal income tax requirements, principally pertaining to the maximum income level of a specified portion ("Qualified Residents") of the facilities' residents. Failure to satisfy these requirements would constitute an event of default under such bonds, thereby accelerating their maturity. In certain cases, the Company's ability to increase prices to Qualified Residents at the facilities with such bond financing (in response to higher operating costs or other factors) could be limited if it affects the ability of the Company to attract and retain such Qualified Residents.

DIFFICULTIES OF MANAGING RAPID GROWTH

  The Company expects that the number of facilities it owns and operates will increase substantially as the Company pursues its development and acquisition strategy. This planned growth will place significant demands on the Company's management resources. In order to manage its growth effectively, the Company must continue to expand its operational, financial and management information systems and continue to attract, train, motivate, manage and retain key employees. If the Company is unable to manage its growth effectively, its business, financial condition and results of operations could be materially and adversely affected. See "Business--Business and Growth Strategy" and "Management."

DEPENDENCE ON SENIOR MANAGEMENT AND SKILLED PERSONNEL

  The Company depends significantly on the continued services of Mark J. Schulte, its President and Chief Executive Officer. The loss of his services could have a material adverse effect on the Company's business, financial condition and results of operations. The Company also depends on its ability to continue to attract and retain management personnel who will be responsible for the day-to-day operations of its senior and assisted living facilities. If the Company is unable to hire qualified management personnel to operate its facilities, the Company's business, financial condition and results of operations could be materially and adversely affected. See "Management."

BENEFITS TO AFFILIATES

  PGI will realize substantial benefits from the Offering. In particular, upon completion of the Offering, PGI will acquire 2,071,334 shares of Common Stock with a market value of approximately $31.1 million (assuming no exercise of the Underwriters' over-allotment option and an initial public offering price of $15.00 per share, the midpoint of the filing range) in connection with its contribution to the Company of all of the capital stock of BLC, its interests in the Heritage and the Devonshire facilities and the operations relating to its senior and assisted living division. Also, the Company will pay PGI approximately $7.2 million to reimburse PGI for earnest monies previously paid by PGI in connection with the acquisition of the Acquired Facilities, the Park Place facility, a third party's interests in the Heritage and the Devonshire facilities and the proposed acquisitions of the development sites located in Glen Ellyn, Illinois, Southfield, Michigan and Austin, Texas and for certain costs and expenses previously paid by PGI relating to the issuance and distribution of Common Stock pursuant to the Offering. Further, PGI will covenant that the partnerships owning the Heritage and the Devonshire facilities will have no less than $800,000 in the aggregate in unrestricted cash upon the completion of the Offering; however, any unrestricted cash in excess of $800,000 then held by such partnerships will be distributed to PGI. In addition, in accordance with the terms and conditions of the master lease between HRPT and BLC governing the Leased Facilities, upon the closing of the Offering and PGI's contribution of all of BLC's capital stock to the Company, certain affiliates of PGI, including The Prime Group, Inc., will be released by HRPT from such affiliates' guaranties of BLC's obligations under the master lease. At the Formation, in accordance with a formation agreement, by and among the Company, Mark J. Schulte and PGI (the "Formation Agreement"), Mr. Schulte will transfer to the Company all of his interests in PGI's senior and assisted living division in exchange for 328,666 shares of Common Stock from the Company. See "--Lack of Arm's Length Negotiations," "The Company and the Formation" and "Use of Proceeds."

SIGNIFICANT INFLUENCE BY EXISTING STOCKHOLDERS AND MANAGEMENT

  PGI will beneficially own approximately 27.6% of the outstanding Common Stock after completion of the Offering (25.1% if the Underwriters' over-allotment option is exercised in full). Executive officers and directors of the Company as a group will beneficially own approximately 33.3% of the outstanding Common Stock after the Offering (30.3% if the Underwriters' over-allotment option is exercised in full). As a result, PGI and the Company's executive officers and directors will have significant influence over all matters requiring approval by the Company's stockholders, including business combinations and the election of directors. See "Principal Stockholders."

COMPETITION

  The long-term care industry is highly competitive, and the Company believes that the senior and assisted living segment, in particular, will become even more competitive in the future. The Company will be competing with numerous other companies providing similar services such as home health care agencies, other senior and assisted living providers, retirement communities and convalescent centers. In general, regulatory and other barriers to entry in the senior and assisted living industry are not substantial. In pursuing its business and growth strategy, the Company expects to face competition in its efforts to develop, acquire and lease facilities. Some of the Company's present and potential competitors are significantly larger and have, or may obtain, greater financial resources than the resources available to the Company. Consequently, there can be no assurance that the Company will not encounter increased competition that could limit its ability to attract residents or expand its business or otherwise have a material adverse effect on its business, financial condition and results of operations. Moreover, if the development of new senior and assisted living facilities outpaces demand for those facilities in certain markets, such markets may become saturated. Such an oversupply of facilities could cause the Company to experience decreased occupancy rates, depressed margins and lower operating results. See "Business--Competition."

GOVERNMENTAL REGULATION

  The Company's senior and assisted living facilities are subject to federal, state and local regulation and licensing by state and local health and social service agencies and other regulatory authorities, which requirements vary from state to state. Senior and assisted living facilities in some states are subject to periodic survey or inspection by governmental authorities. In Illinois, where the Original Facilities are located, and perhaps in certain other states in which the Company may operate in the future, the Company may be unable to provide certain higher levels of assisted living services without obtaining the appropriate licenses, if applicable. In addition, some states have adopted certificate of need or similar laws applicable to assisted living and nursing facilities which generally require that the appropriate state agency approve certain acquisitions or capital expenditures and determine that a need exists for certain new bed additions or new services. Many states have placed a moratorium on granting certificates of need or otherwise stated their intent not to grant approval for such expenditures. To the extent certificates of need or other similar approvals are required for expansion of Company operations, such expansion could be adversely affected by the failure or inability to obtain the necessary approvals or possible delays in obtaining such approvals.

  Although the Company currently does not participate in the Medicare or Medicaid programs, the hospitals with which it has affiliations do participate in those programs, and the Company intends to participate in the Medicare program at the skilled nursing facility to be constructed at the Devonshire facility. Also, all of the Company's residents are eligible for Medicare benefits. Therefore, certain aspects of the Company's business are and will be subject to federal and state laws and regulations which govern financial and other arrangements between and among health care providers, suppliers and vendors. These laws prohibit certain direct and indirect payments and fee-splitting arrangements designed to induce or encourage the referral of patients to, or the recommendation of, a particular provider or other entity or person for medical products and services. These laws include, but are not limited to, the federal "anti-kickback law" which prohibits, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of Medicare and Medicaid patients. The Office of the Inspector General of the Department of Health and Human Services, the Department of Justice and other federal agencies interpret these statutes liberally and enforce them aggressively. Members of Congress have proposed legislation that would significantly expand the federal government's involvement in curtailing fraud and abuse and increase the monetary penalties for violation of these provisions. Violation of these laws can result in, among other things, loss of licensure, civil and criminal penalties for individuals and entities and exclusion of health care providers or suppliers from participation in the Medicare and/or Medicaid programs.

  In addition, although the Company is not a Medicare or Medicaid provider or supplier, it is subject to these laws because (i) the state laws typically apply regardless of whether Medicare or Medicaid payments are at issue, (ii) the Company plans to build and operate a skilled nursing facility at its Devonshire facility and may establish licensed home health agencies which are intended to participate in Medicare and (iii) as required under some state licensure laws, and for the convenience of its residents, some of the Company's senior and assisted living facilities maintain contracts with hospitals, who in turn maintain contracts with certain health care providers and practitioners, including pharmacies, home health agencies and hospices, through which the health care providers make their health care items or services (some of which may be covered by Medicare or Medicaid) available to facility residents. There can be no assurance that such laws will be interpreted in a manner consistent with the practices of the Company.

  The success of the Company will depend in part upon its ability to satisfy applicable regulations and requirements and to procure and maintain required licenses as the regulatory environment for senior and assisted living facilities evolves. There can be no assurance that federal, state or local laws or regulatory procedures which might adversely affect the Company will not be imposed or expanded. Any failure by the Company to comply with applicable regulatory requirements could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Governmental Regulation."

ENVIRONMENTAL RISKS

  Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be held liable for the cost of removal or remediation of certain hazardous or toxic substances that could be located on, in or under such property. Such laws and regulations often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. In addition, the Company's skilled nursing facility to be built at the Devonshire facility will be subject to laws relating to the disposal of biohazardous waste. The costs of any required remediation or removal of these substances could be substantial, and the liability of an owner or operator as to any affected property is generally not limited under such laws and regulations and could exceed the property's value and the aggregate assets of the owner or operator. In connection with the ownership or operation of its facilities, the Company could be liable for these remediation costs or fines. As a result, the presence, with or without the Company's knowledge, of hazardous or toxic substances at any property held or operated by the Company, or acquired or operated by the Company in the future, could have a material adverse effect on the Company's business, financial condition and results of operations.

LIABILITY AND INSURANCE

  The services provided by the Company subject it to significant liability risks. In recent years, the senior and assisted living industry has experienced an increase in the number of lawsuits alleging negligence and other legal theories, many of which involve significant legal costs and substantial claims. The Company intends to secure, by completion of the Offering, insurance policies in amounts and with such coverage as it deems appropriate for its operations. There can be no assurance, however, that the Company will be able to continue to obtain sufficient liability insurance coverage in the future or that such coverage will be available on acceptable terms. A successful claim in excess of the Company's coverage or not covered by the Company's insurance could have a material adverse effect on the Company's business, financial condition and results of operations. Claims against the Company, regardless of their merit or outcome, may involve significant legal costs and require management to devote considerable time which would otherwise be utilized in the operation of the Company. See "Business--Insurance."

SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company will have 7,500,000 shares of Common Stock outstanding (8,250,000 shares if the Underwriters' over-allotment option is exercised in full). Of these shares, the 5,000,000 shares sold in the Offering (or a maximum of 5,750,000 if the Underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or limitation under the Securities Act of 1933, as amended (the "Securities Act"), except for any shares purchased by "affiliates" of the Company, as such term is defined in Rule 144 promulgated under the Securities Act. The remaining 2,500,000 shares are "restricted securities" within the meaning of Rule 144 and are held by PGI and management of the Company. The Company, its directors and executive officers, certain of its key employees and PGI have agreed with the Underwriters, subject to certain exceptions, not to sell or otherwise dispose of any shares of Common Stock, any options to purchase Common Stock or any securities convertible into or exchangeable for shares of Common Stock for a period of one year after the date of this Prospectus (the "lock-up period") without the prior written consent of Friedman, Billings, Ramsey & Co., Inc. ("FBR"). After expiration of the lock-up period, PGI will be entitled to certain demand and incidental registration rights with respect to its shares. If PGI, by exercising its demand registration rights, causes a large number of shares to be registered and sold in the public market, such sales could have an adverse effect on the market price for the Common Stock. Further, promptly following completion of the Offering, the Company intends to register 830,000 shares of Common Stock which will be reserved for issuance pursuant to the Company's stock option programs. Upon completion of the Offering, options to purchase such 695,000 shares will be granted at the initial public offering price to executive officers, certain key employees and non-employee directors of the Company. Such options will vest and become exercisable with regard to 675,000 shares, subject to certain conditions being met, at the rate of 25% per year commencing on the first anniversary of their date of grant and, with regard to 20,000 shares, at the rate of 33.3% per year commencing on the first anniversary of their date of grant. All restricted shares of Common Stock will be eligible for sale to certain qualified institutional buyers in accordance with Rule 144A under the Securities Act. Sales of substantial amounts of shares of Common Stock in the public market after the Offering or the perception that such sales could occur could adversely affect the market price of the Common Stock and the Company's ability to raise equity. See "Management--Stock Incentive Plan," "Description of Capital Stock-- Registration Rights Agreement," "Shares Eligible for Future Sale" and "Underwriting."

ABSENCE OF PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained after the Offering. The initial public offering price of the Common Stock will be determined by negotiations between the Company and the representative of the Underwriters and may bear no relationship to the price at which the Common Stock will trade after completion of the Offering. For factors that will be considered in determining the initial public offering price, see "Underwriting." After completion of the Offering, the market price of the Common Stock could be subject to significant fluctuations in response to various factors and events, including the liquidity of the market for the shares of Common Stock, variations in the Company's operating results, changes in earnings estimates by securities analysts, publicity regarding the industry or the Company and the adoption of new statutes or regulations (or changes in the interpretation of existing statutes or regulations) affecting the health care industry in general or the senior and assisted living industry in particular. In addition, the stock market in recent years has experienced broad price and volume fluctuations that often have been unrelated to the operating performance of particular companies. These market fluctuations may adversely affect the market price of the shares of Common Stock.

ANTI-TAKEOVER PROVISIONS

  The Company's Restated Certificate of Incorporation and Amended and Restated By-laws, as well as Delaware corporate law, contain certain provisions that could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of the Company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. Certain of these provisions allow the Company to issue, without stockholder approval, preferred stock having rights senior to those of the Common Stock. Other provisions impose various procedural and other requirements, including advance notice and super-majority voting provisions, that could make it more difficult for stockholders to effect certain corporate actions. In addition, the Company's Board of Directors is divided into three classes, each of which serves for a staggered three-year term, which may make it more difficult for a third party to gain control of the Board of Directors. As a Delaware corporation, the Company is subject to Section 203 of the Delaware General Corporation Law, as amended (the "DGCL"), which, in general, prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined therein) for three years following the date such person became an interested stockholder unless certain conditions are satisfied. Pursuant to a Board resolution adopted at the time of formation of the Company, the Section 203 limits do not apply to any "business combination" between the Company and PGI. See "Description of Capital Stock."

IMMEDIATE AND SUBSTANTIAL DILUTION

  The existing stockholders of the Company acquired their shares of Common Stock at an average cost substantially below the assumed initial public offering price set forth on the cover page of this Prospectus. Therefore, purchasers of Common Stock in the Offering will experience immediate and substantial dilution in net tangible book value per share of approximately $7.61. See "Dilution."

                         THE COMPANY AND THE FORMATION

  The Company was incorporated in Delaware on September 4, 1996 and is wholly owned by an affiliate of The Prime Group, Inc. At the completion of the Offering, the shares owned by such affiliate will be repurchased by the Company in accordance with a subscription agreement between the Company and such affiliate at a nominal price. BLC, a wholly owned subsidiary of PGI, was incorporated in Delaware on December 12, 1996 to facilitate the December 1996 sale and leaseback of PGI's Hallmark facility. Pursuant to such sale and leaseback transaction, HRPT purchased the Hallmark facility from PGI and leased such facility to BLC pursuant to a net operating lease. Concurrently with such transaction, HRPT acquired the Springs of East Mesa and the Gables at Brighton facilities from a third party and net leased such facilities to BLC, and BLC in turn subleased each of the Leased Facilities to separate, wholly owned subsidiaries of BLC.

  Pursuant to the Formation Agreement, in connection with the completion of the Offering, PGI will contribute to the Company all of the capital stock of BLC, its interests in the Heritage and the Devonshire facilities and the operations relating to its senior and assisted living division (including all of the capital stock of a wholly owned subsidiary of PGI that holds certain rights relating to the proposed skilled nursing facility on the campus of the Devonshire facility) in exchange for 2,071,334 shares of Common Stock and the assumption by the Company of certain indebtedness in the aggregate amount of $65.0 million. Further, PGI will covenant that the partnerships owning the Heritage and the Devonshire facilities will have no less than $800,000 in the aggregate in unrestricted cash upon the completion of the Offering; however, any unrestricted cash in excess of $800,000 then held by such partnerships will be distributed to PGI. In addition, in accordance with the terms and conditions of the master lease between HRPT and BLC governing the Leased Facilities, upon the closing of the Offering and PGI's contribution of all of BLC's capital stock to the Company, certain affiliates of PGI, including The Prime Group, Inc., will be released by HRPT from such affiliates' guaranties of BLC's obligations under the master lease. In addition, the Company will pay PGI approximately $7.2 million to reimburse PGI for earnest monies previously paid by PGI in connection with the acquisition of the Acquired Facilities, the Park Place facility, a third party's interests in the Heritage and the Devonshire facilities and the proposed acquisitions of the development sites located in Glen Ellyn, Illinois, Southfield, Michigan and Austin, Texas and for certain costs and expenses previously paid by PGI relating to the issuance and distribution of Common Stock pursuant to the Offering. At the Formation, in accordance with the Formation Agreement, Mark J. Schulte, President and Chief Executive Officer of the Company, will transfer all of his interests in PGI's senior and assisted living division to the Company in exchange for 328,666 shares of Common Stock. The Company, at the completion of the Offering, will also enter (i) a management agreement with PGI to manage the Island on Lake Travis facility and (ii) a management agreement (and an option to purchase) regarding the Kenwood facility with a third party unaffiliated with PGI that owns the Kenwood facility. See "Risk Factors--Benefits to Affiliates," "Use of Proceeds," "Business--Facilities" and "Certain Transactions."

  The Company currently has credit enhancement securing the $65.0 million of tax-exempt bonds relating to the Heritage and the Devonshire facilities which it must replace on or before the date of the acquisition of these facilities. Bank One, Illinois, NA has issued a commitment, and the Company expects to obtain an extension of an expired commitment previously obtained from LaSalle National Bank, in each case pursuant to which letters of credit with a maturity of three years from the date of issuance of such letters of credit would be provided as replacement credit enhancement for such tax-exempt bonds. On or prior to the completion of the Offering, the Company will have executed definitive agreements with such banks to issue the letters of credit. In addition to the mortgages on the Heritage and the Devonshire facilities, it is anticipated that estimated cash collateral of approximately $11.0 million from the net proceeds of the Offering will be pledged as additional collateral and the letters of credit will be guaranteed to the extent of 30% by the Company. The Company intends to purchase two-year interest rate protection agreements with respect to such tax-exempt indebtedness upon the completion of the Offering, which, if so purchased, will have the effect of mitigating the effect of inflation and higher interest rates on such indebtedness during the terms of such contracts. There can be no assurance that the Company will be able to purchase such interest rate protection contracts on terms favorable to the Company, if at all.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 5,000,000 shares of Common Stock offered hereby are estimated to be approximately $66.3 million (at an assumed initial public offering price of $15.00 per share, the midpoint of the filing range) or approximately $76.7 million if the Underwriters' over-allotment option is exercised in full, after deducting the estimated underwriting discounts and commissions and offering expenses (including approximately $1.3 million to be paid to PGI to reimburse PGI for such expenses previously paid by PGI) payable by the Company. Simultaneously with the completion of the Offering, the Company intends to use approximately $35.8 million of the net proceeds to fund the cash portion of the purchase price for the Acquired Facilities and the Park Place facility (including the payment to PGI of approximately $300,000 to reimburse PGI for earnest monies previously paid by PGI in connection with the acquisition of the Acquired Facilities and the Park Place facility), and approximately $5.6 million of the net proceeds to reimburse PGI for earnest monies previously paid by PGI in connection with the acquisition of a third party's interests in the Heritage and the Devonshire facilities and the proposed acquisitions of the development sites located in Glen Ellyn, Illinois, Southfield, Michigan and Austin, Texas. In addition, the Company intends to use approximately $1.6 million of the net proceeds to fund a statutory escrow deposit with respect to the Hallmark facility pursuant to Illinois law and in accordance with BLC's lease agreement with HRPT. The Company also intends to use approximately $11.0 million of the net proceeds as cash collateral for the proposed credit enhancement on $65.0 million of tax-exempt bonds that are secured by the Heritage and the Devonshire facilities and approximately $400,000 in payment of a commitment fee to the financial institutions providing such credit enhancement. In addition, the Company intends to use approximately $300,000 to purchase interest rate protection contracts on the $65.0 million of tax-exempt bonds relating to the Heritage and the Devonshire facilities. The foregoing uses of proceeds represent the direct and indirect payment to PGI and its affiliates of an aggregate of approximately $7.2 million, or approximately 10.9%, of the net proceeds of the Offering (9.4% if the Underwriters' over-allotment is exercised in full). The balance of the net proceeds, approximately $11.6 million (or approximately $22.0 million if the Underwriters' over-allotment option is exercised in full), will be used to finance a portion of the future acquisitions and developments of senior and assisted living facilities and for working capital and general corporate purposes. Pending such uses described above, the Company intends to invest the net proceeds in short-term, interest-bearing securities or certificates of deposit. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Business--Business and Growth Strategy" and "Certain Transactions."

                                DIVIDEND POLICY

  The Company has never declared or paid any cash dividends on its Common Stock and currently plans to retain future earnings, if any, to finance the growth of the Company's business rather than to pay cash dividends. Payments of any cash dividends in the future will depend on the financial condition, results of operations and capital requirements of the Company as well as other factors deemed to be relevant by the Board of Directors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

                                CAPITALIZATION

  The following table sets forth as of December 31, 1996 (i) the capitalization of the Original Facilities and (ii) the pro forma capitalization of the Company, as adjusted to give effect to the Formation and the receipt and application of the net proceeds of the Offering (assuming an initial public offering price of $15.00, the midpoint of the filing range, and after deducting the estimated underwriting discounts and commissions and offering expenses payable by the Company) as discussed in "Use of Proceeds." The table should be read in conjunction with the Unaudited Pro Forma Combined Condensed Financial Statements of the Company and the Combined Financial Statements of the Original Facilities, and the related notes to each thereto, contained elsewhere in this Prospectus.

                                                           AT DECEMBER 31, 1996
                                                           ---------------------
                                                                      PRO FORMA
                                                            ACTUAL   AS ADJUSTED
                                                           --------  -----------
Unrestricted cash........................................  $  4,044   $ 13,741
                                                           ========   ========
Total long-term debt(1)..................................  $ 65,000   $ 93,430
Stockholders' and partners' equity (deficit):
Preferred Stock, $0.01 par value, 20,000,000 shares
 authorized; none issued or outstanding..................       --         --
Common Stock, $0.01 par value, 75,000,000 shares
 authorized; 7,500,000 shares issued and outstanding, pro
 forma as adjusted(2)....................................       --          75
Additional paid-in capital...............................       --      39,204
Accumulated deficit......................................   (25,428)       --
                                                           --------   --------
  Total stockholders' and partners' equity (deficit).....   (25,428)    39,279
                                                           --------   --------
    Total capitalization.................................  $ 39,572   $132,709
                                                           ========   ========

---------------------

(1) See Note (i) of Notes to Unaudited Pro Forma Combined Condensed Balance Sheet of the Company, Note 4 of Notes to Combined Financial Statements of the Original Facilities and Note 3 of Notes to the Combined Financial Statements of the Activelife Facilities (the Springs of East Mesa, Edina Park Plaza and Hawthorn Lakes facilities) for information regarding the Company's long-term indebtedness.

(2) Does not include 695,000 shares of Common Stock subject to options expected to be granted at the initial public offering price. See "Management--Stock Incentive Plan."

                                   DILUTION

  The Company's net deficit in tangible book value as of December 31, 1996 prior to the Offering was approximately $14.6 million, or $5.85 per share. Net deficit in tangible book value per share as of December 31, 1996 is equal to the Original Facilities' total tangible assets less their total tangible liabilities, divided by the 2,500,000 shares of Common Stock to be received by PGI and management of the Company related to the Formation. After giving effect to the sale of the 5,000,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $15.00 per share, the midpoint of the filing range, the pro forma net tangible book value of the Common Stock at December 31, 1996 would have been approximately $55.4 million, or $7.39 per share. This represents an immediate increase in pro forma net tangible book value of $13.24 per share to existing stockholders and immediate dilution of $7.61 per share to purchasers of Common Stock in the Offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share..................         $15.00
  Net deficit in tangible book value prior to the Offering....... $(5.85)
  Increase attributable to new investors.........................  13.24
                                                                  ------
Pro forma net tangible book value after the Offering.............           7.39
                                                                          ------
Dilution per share to new investors..............................         $ 7.61
                                                                          ======

  The following table summarizes the differences between PGI and management and the new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid (based upon an assumed initial public offering price of $15.00 per share, the midpoint of the filing range):

                           SHARES PURCHASED  TOTAL CONSIDERATION
                           ----------------- -------------------- AVERAGE PRICE
                            NUMBER   PERCENT   AMOUNT     PERCENT   PER SHARE
New investors............. 5,000,000   66.7% $75,000,000   151.2%    $15.00
PGI and management(1)(2).. 2,500,000   33.3  (25,400,000)  (51.2)    (10.16)
                           ---------  -----  -----------   -----
    Total................. 7,500,000  100.0% $49,600,000   100.0%    $ 6.61
                           =========  =====  ===========   =====

---------------------

(1) Does not include 695,000 shares of Common Stock subject to options expected to be granted at the initial public offering price. See "Management--Stock Incentive Plan."

(2) Total consideration provided by PGI and management for the shares of Common Stock includes the Original Facilities partners' deficit at December 31, 1996 of $25.4 million.

                            SELECTED FINANCIAL DATA

  The following table presents selected financial and operating data for the Original Facilities and selected pro forma data for the Company. The selected financial data as of December 31, 1995 and 1996, and for the years ended December 31, 1994, 1995 and 1996, have been derived from the audited combined financial statements of the Original Facilities included elsewhere in this Prospectus. The selected financial data as of December 31, 1992, 1993 and 1994 and for the years ended December 31, 1992 and 1993 have been derived from the combined financial statements of the Original Facilities not included in this Prospectus.

                                          YEARS ENDED DECEMBER 31,
                                  ---------------------------------------------  ---
                                   1992     1993      1994      1995     1996
                                    (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING
                                                        DATA)
STATEMENT OF OPERATIONS DATA:
 Revenue:
  Resident fees.................. $ 5,044  $ 6,637  $ 15,205  $ 21,935  $23,437
 Facilities operating expenses...  (3,910)  (5,279)  (11,270)  (13,253) (12,806)
 General and administrative
  expenses (1)...................     --       --        --        --       --
 Depreciation and amortization...  (1,281)  (1,626)   (3,286)   (3,721)  (2,946)
                                  -------  -------  --------  --------  -------
 Operating income (loss).........    (147)    (268)      649     4,961    7,685
 Interest and financing fees
  expense........................  (1,742)  (1,791)   (4,053)   (6,385)  (5,320)
                                  -------  -------  --------  --------  -------
 Income (loss) before minority
  interest and extraordinary
  item...........................  (1,889)  (2,059)   (3,404)   (1,424)   2,365
 (Income) loss allocated to
  minority interest..............   1,415    1,266     1,178       802     (756)
                                  -------  -------  --------  --------  -------
 Income (loss) before
  extraordinary item.............    (474)    (793)   (2,226)     (622)   1,609
 Extraordinary item (gain on
  extinguishment of debt)........     --       --        --      3,274      --
                                  -------  -------  --------  --------  -------
 Net income (loss)............... $  (474) $  (793) $ (2,226) $  2,652  $ 1,609
                                  =======  =======  ========  ========  =======
UNAUDITED PRO FORMA DATA:
 Income (loss) before income
  taxes and extraordinary item... $  (474) $  (793) $ (2,226) $   (622) $ 1,609
 Pro forma benefit (provision)
  for income taxes (2)...........     190      317       890       249     (643)
                                  -------  -------  --------  --------  -------
 Income (loss) before
  extraordinary item.............    (284)    (476)   (1,336)     (373)     966
 Extraordinary item (gain on
  extinguishment of debt), net of
  income taxes of $1,310 (2).....     --       --        --      1,964      --
                                  -------  -------  --------  --------  -------
 Pro forma net income (loss)..... $  (284) $  (476) $ (1,336) $  1,591  $   966
                                  =======  =======  ========  ========  =======
 Pro forma net income per share
  (3)............................                                       $  0.39
                                                                        =======
 Pro forma shares of common stock
  outstanding (3)................                                         2,500
                                                                        =======
SELECTED OPERATING AND OTHER
 DATA:
 Total units operated (4)........     323      577       918       918      918
 Occupancy rate (4)..............    95.4%    79.9%     95.6%     98.1%    99.2%
 Average monthly revenue per unit
  (5)............................ $ 1,365  $ 1,454  $  1,732  $  2,015  $ 2,144
BALANCE SHEET DATA:
 Total assets.................... $70,255  $65,149  $102,579  $100,325  $56,731
 Total long-term debt............  70,848   71,510   101,242    99,627   65,000
 Partners' capital (deficit).....  (1,987)  (2,780)    1,852     3,597  (25,428)

---------------------

(1) Historically, general and administrative expenses have not been incurred with regard to the Original Facilities; however, upon the completion of the Offering, the Company will incur and report general and administrative expenses as a separate item. See Pro Forma Combined Condensed Statements of Operations of the Company.

(2) Includes a pro forma income tax adjustment for federal and state income taxes to reflect the Original Facilities as C Corporations. See Note 1 of Notes to Combined Financial Statements of the Original Facilities.

(3) Reflects the issuance of 2,500,000 shares of Common Stock in connection with the Formation.

(4) Total units operated represent the total units operated as of the end of the period for the Original Facilities (the Hallmark facility, with 341 units, was not acquired by PGI until June 1994 and was sold to HRPT and leased back to BLC on December 27, 1996). Occupancy rate is calculated by dividing total occupied units by total units operated as of the end of the period for the Original Facilities.

(5) Average monthly revenue per unit represents the average of total monthly resident fees divided by occupied units at the end of the period averaged over the respective period presented and for the period of time in operation during the period for the Original Facilities.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the "Selected Financial Data" and the Combined Financial Statements of the Original Facilities and Notes thereto, each appearing elsewhere in this Prospectus. Such historical information includes the operations, assets and liabilities of the business and facilities relating to the Original Facilities (a portion of which, consisting of the Heritage and the Devonshire facilities and the operations relating to the Original Facilities, will be contributed to the Company as part of the Formation, the balance of which, consisting of the Hallmark facility, was acquired by HRPT and in turn leased to the Company), and forms the basis for "Management's Discussion and Analysis of Financial Condition and Results of Operations." Except for "Overview," the discussion of historical results set forth below does not include financial information relating to the Acquired Facilities (consisting of the Hawthorn Lakes and the Edina Park Plaza facilities), the Park Place facility, two of the Leased Facilities (consisting of the Springs of East Mesa and the Gables at Brighton facilities) or the managed facilities. See "Risk Factors--Uncertainty of Proposed Acquisition" and "The Company and the Formation." Historical results as set forth herein are not necessarily indicative of future results from operations.

OVERVIEW

  The Company operates nine senior and assisted living facilities containing a total of 1,968 units. Four of such facilities are owned by the Company, three facilities are leased by the Company from HRPT and two facilities are managed by Brookdale pursuant to management contracts. The Company's senior and assisted living facilities offer residents a supportive, "home-like" setting and assistance with certain activities of daily living. By providing residents a range of service options as their needs change, the Company seeks to achieve greater continuity of care, enabling seniors to age in place and thereby maintain their residency for a longer time period. The ability to allow residents to age in place is beneficial to Brookdale's residents as well as their families who are burdened with care option decisions for their elderly relatives.

  Upon the completion of the Offering, PGI will contribute to the Company all of the capital stock of BLC, its interests in the Heritage and the Devonshire facilities and the operations relating to its senior and assisted living division (including all of the capital stock of a wholly owned subsidiary of PGI that holds certain rights relating to the proposed skilled nursing facility on the campus of the Devonshire facility) in exchange for 2,071,334 shares of Common Stock and the assumption by the Company of certain indebtedness in the aggregate amount of $65.0 million. Further, PGI will covenant that the partnerships owning the Heritage and the Devonshire facilities will have no less than $800,000 in the aggregate in unrestricted cash upon the completion of the Offering; however, any unrestricted cash in excess of $800,000 then held by such partnerships will be distributed to PGI. In addition, in accordance with the terms and conditions of the master lease between HRPT and BLC governing the Leased Facilities, upon the closing of the Offering and PGI's contribution of all of BLC's capital stock to the Company, certain affiliates of PGI, including The Prime Group, Inc., will be released by HRPT from such affiliates' guaranties of BLC's obligations under the master lease. In addition, the Company will pay PGI approximately $7.2 million to reimburse PGI for earnest monies previously paid by PGI in connection with the acquisition of the Acquired Facilities, the Park Place facility, a third party's interests in the Heritage and the Devonshire facilities and the proposed acquisitions of the development sites located in Glen Ellyn, Illinois, Southfield, Michigan and Austin, Texas and for certain costs and expenses previously paid by PGI relating to the issuance and distribution of Common Stock pursuant to the Offering. At the Formation, in accordance with the Formation Agreement, Mark J. Schulte, President and Chief Executive Officer of the Company, will transfer all of his interests in PGI's senior and assisted living division to the Company in exchange for 328,666 shares of Common Stock. Further, at the completion of the Offering, the Company will enter (i) a management contract with PGI to manage the Island on Lake Travis facility and (ii) a management agreement (and an option to purchase) regarding the Kenwood facility with a third party unaffiliated with PGI that owns the Kenwood facility. See "Risk Factors--Benefits to Affiliates," "The Company and the Formation," "Use of Proceeds," "Business--Facilities" and "Certain Transactions."

  The Company currently plans to acquire or lease approximately three to five facilities per year containing an aggregate of approximately 600 to 1,000 units, and to commence development of at least two new facilities per year containing approximately 200 units each in major urban and suburban areas of major metropolitan markets. The Company anticipates that it will use a combination of net proceeds from the Offering, additional equity financing and debt financing, lease transactions and cash generated from operations to fund this development activity. In order to achieve its growth plans, the Company will be required to obtain a substantial amount of additional financing. To the extent available, the Company intends to use long-term, tax-exempt bonds to finance the acquisition and renovation of existing facilities and the development of new facilities. The Company has no existing commitments for financing. There can be no assurance that future financing or lease transactions will be available as needed or on terms acceptable to the Company. A lack of funds may require the Company to delay all or some of its acquisition plans and development projects. See "Risk Factors--Difficulties of Integration; Future Acquisition Risks," "--Development and Construction Risks," "--Need for Additional Financing" and "--Liquidity and Capital Resources."

  The Company derives its revenues from resident fees and management fees. On a pro forma basis after giving effect to the Formation, most of the Company's operating revenue has come from resident fees, which comprised 99.2% of total operating revenues for the years ended December 31, 1995 and 1996. Resident fees typically are paid monthly by residents, their families or other responsible parties. The Company estimates that approximately 99.9% of the Company's pro forma revenue has been derived from private pay sources. Management services income, which on a pro forma basis after giving effect to the Formation, accounted for 0.7% of the Company's revenues for the years ended December 31, 1995 and 1996, consists of management fees which typically range from 3.0% to 5.0% of a managed facility's total gross revenues. Resident fees and management fees are recognized as revenues when services are provided. After the Offering, the Company will not receive management fees with regard to its owned and leased facilities; however, it will receive fees under the management contracts for the Island on Lake Travis and the Kenwood facilities.

  The Company classifies its operating expenses into the following categories:
(i) facility operating expenses, which include lease payments, labor, food, marketing and other direct facility expenses and real estate taxes; (ii) general and administrative expenses, which primarily include corporate headquarters and other overhead costs; and (iii) depreciation and amortization. On a pro forma basis after giving effect to the Formation, annual lease expenses will be recorded net of $806,000 per year related to the amortization of a deferred gain on the sale and leaseback of the Hallmark facility.

RESULTS OF OPERATIONS

  The following table sets forth certain data from the respective combined statements of operations of the Original Facilities:

                                                           YEARS ENDED
                                                           DECEMBER 31,
                                                       -----------------------
                                                        1994     1995    1996
Resident fees.........................................  100.0%   100.0%  100.0%
Facility operating expenses...........................  (74.1)   (60.4)  (54.6)
General and administrative expenses (1)...............    --       --      --
Depreciation and amortization.........................  (21.6)   (17.0)  (12.6)
                                                       ------   ------  ------
Income from operations................................    4.3     22.6    32.8
Interest and financing fees expense...................  (26.7)   (29.1)  (22.7)
                                                       ------   ------  ------
Income (loss) before minority interest and
 extraordinary item...................................  (22.4)    (6.5)   10.1
(Income) loss allocated to minority interest..........    7.7      3.7    (3.2)
                                                       ------   ------  ------
Income (loss) before extraordinary item...............  (14.7)    (2.8)    6.9
Extraordinary item....................................    --      14.9     --
                                                       ------   ------  ------
Net income (loss).....................................  (14.7)%   12.1%    6.9%
                                                       ======   ======  ======
Selected Operating and Other Data:
Total units operated (2)..............................    918      918     918
Occupancy rate (2)....................................   95.6%    98.1%   99.2%
Average monthly revenue per unit (3).................. $1,732   $2,015  $2,144

---------------------

(1) Historically, general and administrative expenses have not been incurred with regard to the Original Facilities; however, upon the completion of the Offering, the Company will incur and report general and administrative expenses as a separate item. See Pro Forma Combined Condensed Statements of Operations of the Company.

(2) Total units operated represents total units operated as of the end of the period for the Original Facilities (the Hallmark facility, with 341 units, was not acquired by PGI until June 1994 and was sold to HRPT and leased back to BLC on December 27, 1996). Occupancy rate is calculated by dividing total occupied units by total units operated as of the end of the period for the Original Facilities.

(3) Average monthly revenue per unit represents the average of the total monthly resident fees divided by occupied units at the end of the period averaged over the respective period presented and for the period of time in operation during the period for the Original Facilities.

COMPARISON OF YEAR ENDED DECEMBER 31, 1996 TO YEAR ENDED DECEMBER 31, 1995

  Revenue. Resident fees revenue increased approximately $1.5 million, or 6.8%, to $23.4 million for the year ended December 31, 1996 primarily due to a 6.4% increase in average monthly revenue per unit and a 1.1% increase in occupancy percentage from the year ended December 31, 1995 to the year ended December 31, 1996. The occupancy rate for the Original Facilities during the year ended December 31, 1996 was 99.2% as compared to 98.1% during the year ended December 31, 1995. The average monthly revenue per unit increased by $129 per unit to $2,144 per unit for the year ended December 31, 1996 as compared to $2,015 per occupied unit for the year ended December 31, 1995.

  Operating Expenses. Facility operating expenses decreased approximately $447,000, or 3.4%, to $12.8 million for the year ended December 31, 1996 primarily due to more efficient operations at the Original Facilities and economies of scale created by the increase in occupancy and revenue. This was evidenced by the decrease in these expenses as a percentage of revenue to 54.6% for the year ended December 31, 1996 compared to 60.4% for the year ended December 31, 1995. In addition, property management fees (such management fees, which were paid to PGI, will not be payable after the Formation) decreased approximately $513,000, or 35.6%, due primarily to a reduction of the Hallmark facility's management fees, effective January 1, 1996, from 5.0% of net operating income to 3.0%.

  Depreciation and amortization expense decreased approximately $775,000, or 20.8%, to $2.9 million for the year ended December 31, 1996 primarily due to amortization of deferred marketing fees of approximately $591,000 in 1995 related to the Devonshire and the Heritage facilities that became fully amortized in 1995 and certain furniture and equipment of the Devonshire facility that was fully depreciated in 1995, representing a depreciation expense of approximately $215,000 in 1995, and was partially offset by an increase in depreciable assets at each of the Original Facilities.

  Interest and financing fees expense decreased approximately $1.1 million, or 16.7%, to $5.3 million for the year ended December 31, 1996 primarily due to the refinancing of the Hallmark facility's mortgage payable at the end of 1995. This refinancing resulted in savings of approximately $594,000 as the new note bears a fixed rate of interest of 7.265% per annum whereas the old note accrued interest at a rate of LIBOR plus 2.5% per annum. For the year ended December 31, 1995, the interest rate on the old note ranged from 8.75% to 9.0%. In addition, the Devonshire and the Heritage facilities experienced lower interest rates on their variable rate bonds during the year ended December 31, 1996 than during the year ended December 31, 1995, which resulted in additional savings of approximately $292,000. Interest rates on these bonds (exclusive of credit enhancement and other fees) averaged approximately 3.4% for the year ended December 31, 1996 as compared to an average rate of approximately 3.9% for the year ended December 31, 1995. These decreases in interest expense were slightly offset by increased financing fees associated with the Devonshire and the Heritage facilities' bonds for the year ended December 31, 1996.

  Income (Loss) Before Minority Interest and Net Income (Loss). Income before minority interest increased approximately $3.8 million and net income decreased by approximately $1.1 million to approximately $2.4 million and $1.6 million, respectively, for the year ended December 31, 1996 compared to a loss before minority interest and net income of $1.4 million and $2.7 million, respectively, for the year ended December 31, 1995 primarily due to an increase in operating revenue and a decrease in operating expenses, offset as described above by the extraordinary gain on extinguishment of debt of $3.3 million on the Hallmark facility in the year ended December 31, 1995.

COMPARISON OF YEAR ENDED DECEMBER 31, 1995 TO YEAR ENDED DECEMBER 31, 1994

  Revenue. Resident fees revenue increased approximately $6.7 million, or 44.3%, to $21.9 million for the year ended December 31, 1995. Of this increase, $4.9 million related to a full year of operations at the Hallmark facility during the year ended December 31, 1995 versus only seven months during the year ended December 31, 1994, while the remainder of this increase was primarily due to increases in average monthly revenue per unit and occupancy rates at the Original Facilities for the year ended December 31, 1994 as compared to the year ended December 31, 1995. Occupancy rates for the Original Facilities during the year ended December 31, 1995 increased 2.5% to 98.1% from 95.6% during the year ended December 31, 1994. The average monthly revenue per unit increased by $283 per unit, to $2,015 per occupied unit, for the year ended December 31, 1995 as compared to $1,732 per unit for the year ended December 31, 1994.

  Operating Expenses. Facility operating expenses increased approximately $2.0 million, or 17.6%, to $13.3 million for the year ended December 31, 1995 primarily due to an increase of $1.9 million in facility operating expenses at the Hallmark facility due to a full year of operations versus only seven months during the year ended December 31, 1994. Real estate taxes increased approximately $120,000, or 13.4%, to $1.0 million for the year ended December 31, 1995 again due to a full year of taxes being expensed for the Hallmark facility. Real estate taxes at both the Devonshire and the Heritage facilities were consistent from year to year. Property management fees (such management fees, which were paid to PGI, will not be payable after the Formation) increased approximately $327,000, or 44.0%, to $1.1 million for the year ended December 31, 1995 primarily due to a full year of fees assessed at the Hallmark facility and increased revenues at the Devonshire and the Heritage facilities. However, the Original Facilities were run more efficiently and economies of scale created by the increase in occupancy and revenue are evidenced by the reduction of these expenses as a percentage of revenue decreasing to 60.4% for the year ended December 31, 1995 from 74.1% for the year ended December 31, 1994.

  Depreciation and amortization expense increased approximately $435,000, or 13.2%, to $3.7 million for the year ended December 31, 1995. Of this increase, approximately $511,000 related to a full year of depreciation at the Hallmark facility and $121,000 related to an increase of depreciable assets at the Original Facilities. These increases were partially offset by a decrease of $197,000 in the amortization of deferred marketing costs at the Heritage facility that became fully amortized in mid-1995.

  Interest and financing fees expense increased 57.5%, or $2.3 million, to $6.4 million for the year ended December 31, 1995. Of this increase, approximately $1.7 million was due to 12 months of interest expense at the Hallmark facility during the year ended December 31, 1995 versus only seven months during the year ended December 31, 1994. In addition, approximately $612,000 of additional interest expense related to the variable-rate bonds that encumber both the Devonshire and the Heritage facilities was recognized in the year ended December 31, 1995 due to increased interest rates. Interest rates on the bonds (exclusive of credit enhancement and other fees) averaged 3.9% during the year ended December 31, 1995 versus 2.9% during the year ended December 31, 1994. The Devonshire and the Heritage facilities also realized an increase in financing fees during the year ended December 31, 1995 as a standard fee of 1.35% of the outstanding bond balance was imposed, which created a $135,000 increase in financing fees from the prior year. The above mentioned increases were partially offset by a $117,000 reduction to interest expense related to a note payable to an affiliate that was paid off during the year ended December 31, 1994.

  In December 1995, the owner of the Hallmark facility repaid its original mortgage note from the proceeds of a new note at a discount of approximately $3.3 million, which was recognized as an extraordinary gain on the extinguishment of debt.

  Income (Loss) Before Minority Interest and Net Income (Loss). Loss before minority interest decreased approximately $2.0 million to approximately $1.4 million and net income increased approximately $4.9 million to $2.7 million for the year ended December 31, 1995 compared to a loss before minority interest and net loss of $3.4 million and $2.2 million, respectively, for the year ended December 31, 1994 primarily due to an extraordinary gain on the extinguishment of the mortgage on the Hallmark facility and increased revenues at the Original Facilities, both described above. Partially offsetting the extraordinary gain and increase in operating revenue was an increase in operating expenses, as described above.

LIQUIDITY AND CAPITAL RESOURCES

  Net cash provided by operations totaled approximately $5.3 million, $620,000 and $2.2 million for each of the three years ended December 31, 1996, 1995 and 1994, respectively. The variance in cash flows from operations during the foregoing periods resulted primarily from the effects of increases in various liabilities during the year ended December 31, 1994 due to the acquisition of the Hallmark facility and improved operating results of the Original Facilities during the year ended December 31, 1996. Cash totaled approximately $4.0 million, $5.1 million and $4.1 million at December 31, 1996, 1995 and 1994, respectively.

  Net cash provided by (used in) investing activities totaled approximately $58.1 million, $689,000 and $(36.9) million for the years ended December 31, 1996, 1995 and 1994, respectively. Brookdale's investing activities included proceeds from the sale of the Hallmark facility of $58.5 million during the year ended December 31, 1996, capital expenditures of $42.1 million related to the acquisition of the Hallmark facility during the year ended December 31, 1994 and improvements to existing operations totaling approximately $359,000, $239,000 and $1.1 million for the years ended December 31, 1996, 1995 and 1994, respectively.

  Management believes that its capital expenditure program is adequate to improve and equip its existing facilities, and expects to finance such expenditures primarily through cash flows from operations. Excluding the acquisition and development of new facilities, management believes that capital expenditures related to the construction of the 82-bed skilled nursing facility adjacent to the Devonshire facility will approximate $5.0 million and the expansion of the Hawthorn Lakes facility will approximate $5.0 million. The funds necessary for such capital expenditures will be derived from additional debt financing.

  Net cash provided by (used in) financing activities was approximately $(64.4) million, ($349,000) and $38.3 million for the years ended December 31, 1996, 1995 and 1994, respectively. The activity primarily relates to the repayment of the mortgage note payable on the Hallmark facility of $34.6 million, distributions to partners of $26.2 million and advances of $4.5 million made to the general partner during the year ended December 31, 1996, the payment of the principal portion of debt and distributions to partners and additional financing and partner contributions to fund the acquisition of the Hallmark facility during the year ended December 31, 1994.

  Brookdale plans to retain future earnings, if any, to finance the growth of its business rather than to pay cash dividends. Payments of any cash dividends in the future will depend on the financial condition, results of operations and capital requirements of the Company as well as other factors deemed relevant by the Board of Directors.

  The Company currently plans to acquire or lease approximately three to five facilities per year containing an aggregate of approximately 600 to 1,000 units, and to commence development of at least two new facilities per year containing approximately 200 units each in urban and suburban areas of major metropolitan markets. The Company anticipates that new developments will require eight to 10 months for pre-construction development, 12 to 14 months for construction and approximately 12 months after opening to achieve stabilized occupancy. The development costs for the 175-unit prototype are estimated to be approximately $20.0 million, or approximately $115,000 per unit. The Company anticipates that it will use a combination of net proceeds from the Offering, additional equity financing and debt financing, lease transactions and cash generated from operations to fund its acquisition and development activity. The Company currently estimates that the net proceeds from the Offering, together with anticipated financing, will be sufficient to fund its acquisition and development plans for approximately 24 months following completion of the Offering. Therefore, in order to achieve its growth plans, the Company will be required to obtain a substantial amount of additional financing. The Company presently has no commitment, arrangement or understanding regarding financing to fund the debt portion of the Company's acquisition and development plans. There can be no assurance that the Company will be able to obtain financing for its acquisition and development programs. See "Risk Factors--Need for Additional Financing."

  The Company has $65.0 million of long-term indebtedness as of December 31, 1996 ($93.4 million pro forma after giving effect to the Formation) in tax-exempt bonds with floating rates. See Unaudited Pro Forma

Combined Condensed Financial Statements of the Company contained elsewhere in this Prospectus. The interest rates (exclusive of credit enhancement and other fees) on such debt averaged 3.4%, 3.9% and 2.9% during the years ended December 31, 1996, 1995 and 1994, respectively. Such tax-exempt bonds contain covenants requiring the facilities to maintain a minimum number of units for income qualified residents. The Company may enter into similar bond financing in the future. See "Risk Factors--Adverse Consequences of Indebtedness and Lease Obligations; Floating Rate Debt."

  Following the Offering, the Company will be dependent on third-party financing for its acquisition and development program. The Company has no arrangements for financing but the documentation for any such financing obtained in the future is expected to contain terms and conditions and representations and warranties that are customary for such loans and is expected to contain financial covenants and other restrictions that (i) require the Company to meet certain financial tests and maintain certain escrows of funds, (ii) limit, among other things, the ability of the Company to borrow additional funds, dispose of assets and engage in mergers or other business combinations and (iii) restrict the ability of the Company to operate competing facilities within certain distances from mortgaged facilities. See "Risk Factors--Adverse Consequences of Indebtedness and Lease Obligations; Floating Rate Debt." There can be no assurance that financing for the Company's acquisition and development program will be available to the Company on acceptable terms or at all. Moreover, to the extent the Company acquires or leases facilities that do not generate positive cash flow (after financing or lease costs, as applicable), the Company may be required to seek additional capital for working capital and liquidity purposes. See "Risk Factors--Need for Additional Financing."

IMPACT OF INFLATION

  Resident fees from senior and assisted living facilities owned or leased by the Company and management fees from facilities operated by the Company are its primary sources of revenue. These revenues are affected by monthly fee rates and facility occupancy rates. The rates charged for the delivery of senior and assisted living services are highly dependent upon local market conditions and the competitive environment in which the facilities operate. Substantially all of the Company's resident agreements are for terms of approximately one year and allow, at the time of renewal, for adjustments in the monthly fees payable thereunder, and thus may enable the Company to seek increases in monthly fees due to inflation or other factors. Any such increase would be subject to market and competitive conditions and could result in a decrease in occupancy at the Company's facilities. The Company believes, however, that the short-term nature of its resident agreements generally serves to reduce the risk to the Company of the adverse effect of inflation. In addition, employee compensation expense is a principal cost element of facility operations. There can be no assurance that resident fees will increase or that costs will not increase due to inflation or other causes. In addition, approximately $65.0 million ($93.4 million pro forma after giving effect to the Formation) in principal amount of the Company's indebtedness bears interest at floating rates and future indebtedness may bear floating rate interest. Inflation, and its impact on floating interest rates, could materially affect the amount of interest payments due on such indebtedness. The Company intends to purchase two-year interest rate protection agreements with respect to $65.0 million of such indebtedness upon the completion of the Offering, which, if so purchased, will have the effect of mitigating the effect of inflation and higher interest rates on such indebtedness during the terms of such contracts. There can be no assurance that the Company will be able to purchase such interest rate protection contracts on terms favorable to the Company, if at all. See "Risk Factors--Competition" and "--Adverse Consequences of Indebtedness and Lease Obligations; Floating Rate Debt."

                                   BUSINESS

OVERVIEW

  Brookdale provides senior and assisted living services to the elderly through its facilities located in urban and suburban areas of major metropolitan markets. The Company operates nine senior and assisted living facilities containing a total of 1,968 units which, as of December 31, 1996, were approximately 99% occupied. The Company owns four of such facilities, leases three facilities under a long-term net operating lease and manages two other facilities pursuant to management contracts. In addition, the Company has entered an agreement to acquire the 200-unit Park Place facility, the closing of which acquisition is expected to occur within 60 days following the completion of the Offering. With facilities that contain an average of 220 units, the Company believes it is able to achieve economies of scale within its facilities and provide senior and assisted living services in a more cost-effective manner. The Company plans to acquire or lease approximately three to five facilities per year containing an aggregate of approximately 600 to 1,000 units, and to commence development of at least two new facilities per year containing approximately 200 units each. The Company has entered agreements to acquire development sites located in Glen Ellyn, Illinois, Southfield, Michigan and Austin, Texas, the closings of which are expected to occur within 12 months following the completion of the Offering. Brookdale had pro forma revenues and a net loss for the year ended December 31, 1996 of approximately $41.5 million and $602,000, respectively. The Company estimates that approximately 99.9% of the Company's pro forma revenues are derived from private pay sources. See "Risk Factors--Uncertainty of Proposed Acquisition," "--Difficulties of Integration; Future Acquisition Risks," "--Development and Construction Risks" and "--Need for Additional Financing" and "Certain Transactions."

  Brookdale's facilities are designed for middle to upper income residents who desire an upscale residential environment providing the highest level of quality, care and value. The Company's objective is to allow its residents to age in place by providing them with a continuum of senior and assisted living services. By providing residents a range of service options as their needs change, Brookdale seeks to achieve a greater continuity of care, thereby enabling seniors to maintain their residency for a longer time period. The ability to allow residents to age in place is beneficial to Brookdale's residents as well as their families who are burdened with care option decisions for their elderly relatives. In addition to studio, one-bedroom and two-bedroom units, the Company provides all residents with basic services, such as meal service, 24-hour emergency response, housekeeping, concierge services, transportation and recreational activities. For residents who require additional supplemental care services, the Company provides assistance with certain activities of daily living. The average age of Brookdale's residents is approximately 82 years old, and many of these residents require some level of assistance with their activities of daily living. Supplemental care services are provided either by the Company or by outside services or agencies. The Company intends to bring "in-house" as many of these services as practicable and has established a program providing various levels and combinations of these services called "Personally Yours"SM.

THE SENIOR AND ASSISTED LIVING INDUSTRY

  The senior and assisted living industry is a rapidly growing component of the non-acute health care system for the elderly. The senior living industry serves the needs of the elderly who benefit from living in a supportive environment and may require or prefer occasional assistance with the activities of daily living, and who no longer desire, or cannot maintain, an independent lifestyle. It is estimated that 35% of the people over age 85 require assistance with at least one activity of daily living, such as bathing, eating, personal hygiene, grooming and dressing. The senior and assisted living industry remains highly fragmented, with only 5% of the industry's units operated by the 20 largest companies in the industry, which provides opportunities for industry consolidation.

  The rapid growth of the senior and assisted living industry is supported by several significant trends, including the following:

  FAVORABLE DEMOGRAPHICS. The primary consumers of senior and assisted living services are persons over age 65. This group represents one of the fastest growing segments of the U.S. population. According to U.S. Bureau of the Census data, the number of people in the U.S. age 65 and older increased by more than 27% from 1981 to 1994, growing from 26.2 million to 33.2 million. The segment of the population over 85 years of age, which comprises the largest percentage of residents at senior care facilities, is projected to increase by more than

40% between the years 1990 and 2000. Brookdale believes that these trends, depicted in the graph below, will contribute to continued strong demand for senior and assisted living services.

       PROJECTED PERCENTAGE CHANGE IN THE ELDERLY POPULATION OF THE U.S.


                    LOGO

  CONSUMER PREFERENCE. The Company believes that senior and assisted living facilities provide prospective residents and their families with an attractive alternative to skilled nursing facilities, particularly with respect to prospective residents who do not require the level of care or institutional setting of skilled nursing facilities. Senior and assisted living facilities, which are generally furnished by residents, allow residents to age in place and preserve their independence in a more residential setting. The Company believes these factors result in a higher quality of life than that experienced in the more institutional or clinical settings, such as skilled nursing facilities.

  COST-EFFECTIVE ALTERNATIVE. The annual per resident cost for senior and assisted living care is significantly less than the annual per resident cost for skilled nursing care. The Company believes that the cost of senior and assisted living care (which includes housing and meal preparation) compares favorably with home health care when the costs associated with housing and meal preparation are added to the costs of home health care. Pricing pressure is also forcing skilled nursing facilities to shift their focus toward providing more intense levels of care enabling them to charge higher fees, thus adding to the shortage of facilities where less intensive care is available. The rapid growth of the elderly population coupled with continuing constraints on the supply and availability of long term care beds is leading to a continued shortage of long term care beds for the elderly, as the table below illustrates.

                     DECLINE IN NURSING BEDS PER THOUSAND
                       FOR INDIVIDUALS 85 YEARS OR OLDER



                                     LOGO

  CHANGING FAMILY DYNAMICS. As a result of the growing number of two-income families, many children are not able to care for elderly parents in their own homes. Two-income families are, however, better able to provide financial support for elderly parents. In addition, other factors, such as the growth in the divorce rate and single-parent households, as well as the increasing geographic dispersion of families, have contributed to the growing inability of children to care for aging parents in the home.

BUSINESS AND GROWTH STRATEGY

  The Company's business and growth strategy is based on the following key elements:

  ACQUIRE AND LEASE EXISTING SENIOR AND ASSISTED LIVING FACILITIES. The Company believes that significant opportunities exist to take advantage of the fragmented senior and assisted living industry by selectively acquiring or leasing existing facilities. The Company's acquisition strategy will focus primarily on facilities that are designed or can be repositioned by the Company, by improving or enhancing available services and amenities, for middle to upper-income private pay residents. Acquisitions will primarily consist of large facilities, similar to the Company's current facilities that contain an average of 220 units, located in urban and suburban areas of major metropolitan markets. See "--Acquisitions and Development" and "Risk Factors-- Uncertainty of Proposed Acquisition" and "--Difficulties of Integration; Future Acquisition Risks."

  DEVELOP THE BROOKDALE PROTOTYPE FACILITY IN TARGETED MARKETS. The Company intends to leverage its development expertise and construct its prototype facility in selected sites located in urban and suburban areas of major metropolitan markets. The Company's prototype facility, which is flexible and can be adapted to the specific requirements of individual markets and site requirements, contains 175 units, but can be constructed to accommodate between 150 and 225 units. The prototype offers a mix of studio, one-bedroom and two-bedroom units and common areas providing premium amenities. The Company intends to begin development of at least two facilities in each of the next five years, and anticipates that each development will require approximately 20 to 24 months from pre-development to completion of construction. See "--Acquisitions and Development" and "Risk Factors-- Development and Construction Risks."

  FOCUS ON OPPORTUNITIES FOR LOWER COST OF CAPITAL. The Company intends to utilize long-term, tax-exempt bond financing, when available, to finance the acquisition and renovation of existing senior and assisted facilities and the development of new facilities. The cost benefit of tax-exempt bond financing, which can be a low cost source of funds in certain circumstances, is partially offset in certain cases by the potential limit on the Company's ability to increase prices to Qualified Residents at facilities subject to such bond financing to the extent such increases affect the ability of the Company to attract and retain such Qualified Residents. See "Risk Factors--Adverse Consequences of Indebtedness and Lease Obligations; Floating Rate Debt."

  PROVIDE ACCESS TO A FULL CONTINUUM OF SENIOR AND ASSISTED LIVING SERVICES. The Company's strategy is to provide access to a full continuum of senior and assisted living services that allows its residents' to age in place. These services are provided either by the Company or by outside services or agencies. It is the Company's strategy to increase the availability of additional services and to capture the incremental revenue generated by providing these services through Company employees. In addition, one of Brookdale's goals is to establish hospital affiliations for each of its facilities. Hospital affiliations provide for on-site physician and nursing services and facilitate the provision of health care services and wellness programs to the Company's residents. In order to offer residents a complete range of care options, the Company is presently developing an 82-bed skilled nursing facility on the campus of the Devonshire facility. The Company may pursue the development of additional skilled nursing facilities at its other facilities in selected markets. See "Risk Factors--Development and Construction Risks," "Use of Proceeds" and "--Company Operations--Hospital Affiliations."

  UTILIZE SOPHISTICATED MARKETING PROGRAMS TO MAINTAIN HIGH OCCUPANCY RATES. The Company utilizes sophisticated marketing programs to achieve high occupancy rates, which as of December 31, 1996 were approximately 99% for the Original Facilities. The Company believes that its programs will improve the occupancy rates of facilities that the Company acquires or leases in the future. The Company's marketing programs are designed to create community awareness of the Company, its facilities and its services, and to cultivate relationships with referral sources such as health care providers, physicians, clergy, area agencies for the elderly, home health agencies and social workers. In addition, hospital affiliations have been successfully implemented by the Company at the Original Facilities, which provide referrals of prospective residents. The Company believes that the success of its marketing programs is demonstrated not only by its high occupancy rates, but also by the Company's ability to maintain waiting lists at its facilities for prospective residents who pay a deposit in order to be included on such lists. See "-- Company Operations--Marketing and Sales."

  UTILIZE OPERATIONAL EXPERTISE TO ENHANCE PROFITABILITY. The Company has developed and successfully implemented sophisticated management and operational procedures at its Original Facilities resulting in strong operating margins and occupancy rates at these facilities. These procedures include securing national vendor contracts where feasible to ensure consistent low pricing, implementing sophisticated budgeting and financial controls at each facility and establishing standardized training and operations procedures. The Company believes that the systematic implementation of its management and operations policies will enable the Company to enhance the financial performance of its existing and future facilities and continue to improve the profitability of its stabilized facilities. See "Risk Factors-- Difficulties of Integration; Future Acquisition Risks" and "--Development and Construction Risks."

  EXPAND FACILITIES WHERE ECONOMICALLY ADVANTAGEOUS. The Company has found that certain senior and assisted living facilities with stabilized occupancies benefit from additions and expansions offering increased capacity, as well as additional levels of service for higher acuity residents. Furthermore, the expansion of existing facilities allows the Company to enhance its economies of scale by increasing the revenue base at a facility while leveraging such facility's existing infrastructure such as the laundry equipment and the kitchen. In addition to the planned 82-bed skilled nursing facility on the campus of the Devonshire facility, the Company is currently planning to expand its Hawthorn Lakes facility in Vernon Hills, Illinois with an additional 57 units. See "Risk Factors--Development and Construction Risks."

FACILITIES

  The following table sets forth certain information regarding the Company's facilities:

                                                            OCCUPANCY
                                                    YEAR     RATE(2)     OWNERSHIP
      FACILITY(1)        LOCATION         UNITS    OPENED 1994 1995 1996 STATUS(3)
The Hallmark(4)(5)...... Chicago, IL        341     1990  91%   99% 100%  Leased
The Devonshire(4)....... Lisle, IL          323     1990  99%   98%  98%  Owned
The Heritage(4)......... Des Plaines, IL    254     1993  99%  100% 100%  Owned
The Island on Lake
 Travis(6).............. Lago Vista, TX     206     1988  94%   95%  98%  Managed
Hawthorn Lakes(7)....... Vernon Hills, IL   202     1987   --   --  100%  Owned
Edina Park Plaza(7)..... Edina, MN          201     1987   --   --   99%  Owned
The Springs of East
 Mesa(5)................ Mesa, AZ           185     1986   --   --  100%  Leased
The Kenwood(8).......... Minneapolis, MN    153     1987   --   --  100%  Managed
The Gables at
 Brighton(5)............ Brighton, NY       103     1988   --   --  100%  Leased
                                          -----
    Total Units.........                  1,968(9)

---------------------

(1) The Company has entered a definitive purchase agreement to acquire the Park Place facility, a 200-unit facility located in Spokane, Washington for approximately $14.4 million, the closing of which acquisition is expected to occur within 60 days following the completion of the Offering. See "Risk Factors--Uncertainty of Proposed Acquisition."

(2) The occupancy rate, which is calculated by dividing the number of occupied units by the number of available units, was determined as of December 31, 1994 for the 1994 occupancy rate indicated, as of December 31, 1995 for the 1995 occupancy rate indicated and as of December 31, 1996 for the 1996 occupancy rate indicated. If the occupancy rate is not indicated, such occupancy rate was not available because the Company did not operate the facility during such year.

(3) All facilities indicated as "Owned" are 100% owned by Brookdale.

(4) This facility is one of the Original Facilities.

(5) This facility is one of the Leased Facilities, which facilities are net leased from HRPT to BLC pursuant to a long-term master lease. The master lease has an initial term that expires on December 31, 2019, and BLC has the right to extend the term of the master lease for two consecutive 25-year renewal periods. The master lease requires minimum annual lease payments aggregating approximately $8.3 million in 1997 and $8.8 million in 1998 and provides for increases in minimum annual lease payments in 1999 and 2000 and additional rent payments based on a percentage of any increases in the revenues generated by the Leased Facilities beginning in 1999. See Note 4 of Notes to Consolidated Financial Statements of BLC Property, Inc. and Subsidiaries.

(6) This facility is owned by PGI and will be managed by the Company pursuant to a management agreement which is expected to have an initial term of two years, cancellable by the Company at any time upon 60 days' prior written notice (and by PGI only for cause as set forth in the agreement during its initial term), and a management fee of 5.0% of gross revenues and reimbursement of expenses. See "Certain Transactions."

(7) This facility is one of the Acquired Facilities.

(8) The management agreement for this facility is expected to have a 10-year term, cancellable upon six months' notice after the 29th month of its term, and a management fee of 3.0% of gross revenues, an incentive fee providing the Company with a share of certain levels of any future growth in this facility's net operating income and reimbursement of expenses. In addition, the management agreement is expected to provide the Company with an option to purchase this facility.

(9) Total units exclude the planned 82-bed skilled nursing facility at the Devonshire facility and the planned 57-unit expansion at the Hawthorn Lakes facility.

SERVICES

  The Company's senior and assisted living facilities offer residents personal support services and assistance with certain activities of daily living in a supportive, home-like setting. Residents of the Company's facilities are typically unable or choose not to live independently, but do not require the 24-hour nursing care provided in skilled nursing facilities. The Company's service options are designed to meet residents' changing needs and to achieve a continuity of care, enabling seniors to age in place and thereby maintain their residency for a longer time period.

 BASIC CARE PROGRAM

  The basic care package, which is received by all residents, includes meal service, housekeeping services within the resident's unit, social and recreational activities, scheduled transportation to medical centers and shopping, security, emergency call response, access to on-site medical services and medical education and wellness programs.

 SUPPLEMENTAL CARE SERVICES

  In addition to the basic care services, the Company offers custom tailored supplemental care services for residents who desire or need such services. Optional supplemental care services include check-in services and shopping, escort and companion services. Residents with cognitive or physical frailties and higher level service needs are either accommodated with supplemental services in their own units or, in certain facilities, are cared for in a more structured and supervised environment on a separate wing or floor of the facility with a dedicated staff and with separate dining rooms and activity areas.

  At present, many residents receive supplemental services from outside third parties. The Company has also established a program providing various levels and combinations of supplemental care services called "Personally Yours"SM. This personal service program provides certain non-licensed services, such as companion services, assistance with dressing and bathing, medication reminders, check-in services, shopping and escort services. The Company plans to expand its supplemental service offerings, where permitted, in order to capture incremental revenue and enable its residents to remain in its facilities longer. In addition, where practicable, the Company intends to obtain licensure to provide licensed home health services to residents.

  Certain services, such as physician care, infusion therapy, physical and speech therapy and other home health care services, are provided to many of Brookdale's residents who need these services by third parties. The Company assists residents in locating qualified providers for such health care services.

COMPANY OPERATIONS

 OVERVIEW

  The Company continually reviews opportunities to expand the amount of services it provides to its residents. To date, the Company has been able to increase its monthly service fees on an annual basis and has experienced increasing facility operating margins at the Original Facilities through a combination of the implementation of efficient operating procedures and the economies of scale associated with its larger than average facilities. The Company's operating procedures include securing national vendor contracts where appropriate to obtain consistent low pricing, implementing sophisticated budgeting and financial controls at each facility and establishing standardized training and operations procedures. The Company believes that successful senior and assisted living operators must combine health care, hospitality and real estate operations expertise.

  Brookdale has implemented intensive standards, policies and procedures systems, including detailed staff manuals, which the Company believes have contributed to Brookdale's high facility operating margins. The Company has centralized accounting, finance and other operating functions at its corporate headquarters so that, consistent with its operating philosophy, facility-based personnel focus on resident care. Headquarters staff in

Chicago, Illinois are responsible for: the establishment of Company-wide policies and procedures relating to, among other things, resident care, facility design and facility operations; billings and collections; accounts payable; finance and accounting; development of employee training materials and programs; marketing activities; the hiring and training of management and other facility-based personnel; compliance with applicable local and state regulatory requirements; and implementation of the Company's acquisition, development and leasing plans.

 FACILITY STAFFING AND TRAINING

  Each facility has an Executive Director responsible for the day-to-day operations of the facility, including quality of care, social services and financial performance. Each Executive Director receives specialized training from the Company. In addition, a portion of each Executive Director's compensation is directly tied to the operating performance of the facility and to the maintenance of high occupancy levels. The Company believes that the quality and size of its facilities, coupled with its competitive compensation philosophy, have enabled it to attract high-quality, professional administrators. Each Executive Director is supported by a Resident Services Director who is directly responsible for day-to-day care of the residents and a Marketing Director who oversees marketing and community outreach programs. Other key positions at each facility include the Food Service Director, the Activities Director, the Housekeeping Director, the Engineering Director and the Business Manager. See "Risk Factors--Dependence on Senior Management and Skilled Personnel."

  The Company believes that quality of care and operating efficiency can be maximized by direct resident and staff contact. Employees involved in resident care, including the administrative staff, are trained in the support and care needs of the residents and emergency response techniques. The Company has adopted formal training and evaluation procedures to help ensure quality care for its residents. The Company has extensive policy and procedure manuals for each department and holds ongoing training sessions for management and staff at each site. See "Risk Factors--Difficulties of Managing Rapid Growth."

 QUALITY ASSURANCE

  The Company maintains quality assurance programs at each of its facilities through its corporate headquarters staff. The Company's quality assurance program is designed to achieve a high degree of resident and family member satisfaction with the care and services provided by the Company. The Company's quality control measures include, among other things, facility inspections conducted by corporate staff on at least a monthly basis. These inspections cover: the appearance of the exterior and grounds; the appearance and cleanliness of the interior; the professionalism and friendliness of staff; resident care plans; the quality of activities and the dining program; observance of residents in their daily living activities; and compliance with government regulations.

  The Company's quality control measures also include the survey of residents and family members on a regular basis to monitor the quality of services provided to residents. The survey process begins with a visitor's survey sent one week following a potential resident's visit to a facility to ascertain his or her opinions and initial impressions. Detailed annual written surveys and exit surveys are used to appraise and monitor the level of satisfaction of residents and their families with facility operations and services.

  In order to foster a sense of community as well as to respond to residents' desires, at each facility the Company has initiated the establishment of a resident council, an advisory committee elected by the residents, that meets monthly with the Executive Director of the facility. Separate resident committees also exist for food service, activities, marketing and hospitality. These committees promote resident involvement and satisfaction and enable facility management to be more responsive to the residents' needs and desires.

 MARKETING AND SALES

  The Company's marketing strategy is intended to create awareness of the Company and its services among potential residents and their family members and referral sources, such as hospital discharge planners, physicians, clergy, area agencies for the elderly, skilled nursing facilities, home health agencies and social workers.

Brookdale's marketing staff develops overall strategies for promoting the Company and monitors the success of the Company's marketing efforts. Each facility has a Director of Marketing who oversees the facility's marketing and outreach programs and supervises the on-site marketing staff and move-in coordinators. Besides direct contacts with prospective referral sources, the Company also relies on print advertising, yellow pages advertising, direct mail, signage and special events, such as grand openings for new facilities, health fairs and community receptions. In addition, resident referral programs have been established and are promoted at each facility. See "Risk Factors-- Competition."

 HOSPITAL AFFILIATIONS

  Another key element in the Company's strategy is to establish affiliations between Brookdale's facilities and hospitals. The Hallmark and the Heritage facilities are affiliated with Saint Joseph Health Centers and Hospital and Holy Family Hospital, respectively, pursuant to agreements with the respective hospitals. Both agreements grant the hospitals the right to lease space from the Company at the respective facilities and provide that the hospitals will maintain centers in the facilities to make services available to facility residents. Each hospital pays rent for its leased space, and the Company compensates the hospitals for making the services they render available at the facilities. The annual amounts paid by the hospitals pursuant to the rental arrangements at the Hallmark and the Heritage facilities are approximately equal to the annual amounts paid by such facilities to such respective hospitals pursuant to the applicable compensation arrangements. The agreement regarding the Heritage facility terminates in 1998 and the agreement regarding the Hallmark facility terminates in 1999, but will be automatically extended unless either the hospital or the Company gives notice of termination. Although not subject to a written agreement, the Devonshire facility has an affiliation with Good Samaritan Hospital on terms similar to the agreements regarding the Hallmark and the Heritage facilities. The Company is currently pursuing hospital affiliations for the Gables at Brighton, the Springs of East Mesa, the Hawthorn Lakes and the Edina Park Plaza facilities and has not assumed and will not be assuming any existing health care or hospital affiliation agreements at such facilities. In addition, the Company intends to arrange such affiliations for facilities that it acquires, develops or leases in the future. Hospital affiliations provide for on-site physician and nursing services and facilitate the provision of health care services and wellness programs to the Company's residents and provide the Company with a referral source.

ACQUISITIONS AND DEVELOPMENT

  The Company evaluates markets for acquisition and development opportunities based on demographics and market studies. The Company's acquisition and development strategy will focus on the urban and suburban areas of major metropolitan markets.

 ACQUISITIONS

  The Company currently expects to acquire three to five facilities per year containing an aggregate of approximately 600 to 1,000 units. The Company may acquire facilities as a means of entry to new markets and may also seek to acquire facilities within its existing markets to gain further market share and leverage its existing market awareness. Acquisitions are expected to primarily consist of large facilities that are similar to the Company's current facilities, which average approximately 220 units per facility. In reviewing acquisition opportunities, the Company considers, among other things, underlying demographics, facility location within its neighborhood or community, the current reputation of the facility in the marketplace and the ability of the Company to improve or enhance a facility's available services and amenities. Further, the Company evaluates the opportunity to improve or enhance services and operating results through the implementation of the Company's standard operating procedures. See "Risk Factors--Difficulties of Integration; Future Acquisition Risks" and "--Need for Additional Financing."

  PGI acquired the Hallmark, a 341-unit facility in Chicago, Illinois in June 1994. Simultaneously with the completion of the Offering, the Company will acquire Hawthorn Lakes, a 202-unit facility in Vernon Hills,

Illinois and Edina Park Plaza, a 201-unit facility in Edina, Minnesota. In addition, the Company will enter into a management contract to operate the Kenwood, a 150-unit facility in Minneapolis, Minnesota, which also provides Brookdale with an option to acquire such facility. Also, the Company has entered a definitive purchase agreement to acquire the Park Place facility, a 200-unit facility in Spokane, Washington, the closing of which acquisition is expected to occur within 60 days following the completion of the Offering. See "Risk Factors--Uncertainty of Proposed Acquisition" and "--Difficulties of Integration; Future Acquisition Risks."

 DEVELOPMENT

  The Company currently intends to commence the development of at least two facilities per year. The Company's flexible prototype facility contains 175 units, but can be constructed to accommodate between 150 to 225 units. The size of a particular facility will depend on site size, zoning and underlying market characteristics. The Company's 175-unit prototype contains approximately 165,000 square feet in a four-story building and contains a mix of studio, one-bedroom and two-bedroom units. In addition to the living units, the Company's prototype contains common areas for residents, including a living room, library, billiards room, multi-purpose room, arts and crafts room, exercise room, convenience store, beauty/barber shop, mail room, dining room and private dining room. The Company anticipates that new developments will require eight to 10 months for pre-construction development, 12 to 14 months for construction and approximately 12 months after opening to achieve stabilized occupancy. The development costs for the 175-unit prototype are estimated to be approximately $20 million, or approximately $115,000 per unit.

  The Company evaluates markets in which to develop its prototype based on a number of factors, including demographic profiles of both potential residents and their adult children, existing competitors and lack of new entrants, estimated market demand and zoning prospects. Site selection is based on established criteria relating to land cost and conditions, visibility, accessibility, immediate adjacencies, community perception and zoning prospects. Full market feasibility studies, which include evaluations of all potential competitors, extensive interviews with key community sources and health care providers and demographic studies, are conducted for each site.

  The Company is presented with potential sites by independent brokers, developers, health care organizations and financial institutions and through internal site identification. If a site meets the Company's general market criteria, then the Company will order a preliminary market study by an independent third party. If the market study indicates that the site meets its selection criteria, the Company will then conduct a more in-depth analysis of the market to ensure there is a demonstrated need for senior and assisted living services and that the site is appropriate in terms of location, size and zoning. If the market and site meet all of the Company's selection criteria, the property will be purchased for development. See "Risk Factors-- Development and Construction Risks" and "--Need for Additional Financing."

  The Company has entered definitive purchase agreements to acquire development sites located in Glen Ellyn, Illinois, Southfield, Michigan and Austin, Texas for approximately $7.2 million in the aggregate. The closings of the Company's purchase of the development sites is subject to certain customary conditions, including zoning and other governmental approvals. Although the Company expects the acquisitions of the development sites to be consummated within 12 months following the completion of the Offering, there can be no assurance that the conditions to closing such acquisitions will be satisfied in a timely manner, if at all. See "Risk Factors--Development and Construction Risks."

COMPETITION

  The senior and assisted living industry is highly competitive and the Company expects that it will become more competitive in the future. The Company will continue to face competition from numerous local, regional and national providers of senior and assisted living services. The Company will compete with such facilities primarily on the bases of cost, quality of care and the array of services provided. The Company will also compete with companies providing home based health care based on those factors as well as the reputation, geographic location and physical appearance of facilities and family preferences. Some of the Company's competitors operate on a not-for-profit basis or as charitable organizations or have, or may obtain, greater financial resources than those of the Company.

  Moreover, in the implementation of the Company's business and growth strategy, the Company expects to face competition for the acquisition and development of senior and assisted living facilities. Consequently, there can be no assurance that the Company will not encounter increased competition in the future which could limit its ability to attract residents or expand its business and could have a material adverse effect on the Company's financial condition, results of operations and prospects. See "Risk Factors-- Competition."

GOVERNMENTAL REGULATION

  Senior and assisted living facilities are subject to varying degrees of federal, state and local regulation and licensing by local and state health and social service agencies and other regulatory authorities. While regulations and licensing requirements often vary significantly from state to state, they typically address, among other things: personnel education, training and records; facility services; physical plant specifications; furnishing of resident units; food and housekeeping services; emergency evacuation plans; and resident rights and responsibilities. In most states, senior and assisted living facilities also are subject to state or local building codes, fire codes and food service licensure or certification requirements. Assisted living facilities may be subject to periodic survey or inspection by governmental authorities. In Illinois, where the Original Facilities are located, and perhaps in certain other states in which the Company may operate in the future, the Company may be unable to provide certain higher levels of assisted living services without obtaining the appropriate licenses, if applicable. The Company's success will depend in part on its ability to satisfy such regulations and requirements and to acquire and maintain required licenses. The Company's operations could also be adversely affected by, among other things, regulatory developments such as revisions in licensing and certification standards.

  Some states have adopted certificate of need or similar laws applicable to assisted living and nursing facilities which generally require that the appropriate state agency approve certain acquisitions or capital expenditures and determine that a need exists for certain new bed additions or new services. Many states have placed a moratorium on granting certificates of need or otherwise stated their intent not to grant approval for such expenditures. To the extent certificates of need or other similar approvals are required for expansion of Company operations, such expansion could be adversely affected by the failure or inability to obtain the necessary approvals or possible delays in obtaining such approvals.

  Although the Company currently does not participate in the Medicare or Medicaid programs, the hospitals with which it has affiliations do participate in those programs, and the Company intends to participate in the Medicare program at the skilled nursing facility to be constructed at the Devonshire facility. Also, all of the Company's residents are eligible for Medicare benefits. Therefore, certain aspects of the Company's business are and will be subject to federal and state laws and regulations which govern financial and other arrangements between and among health care providers, suppliers and vendors. These laws prohibit certain direct and indirect payments and fee-splitting arrangements designed to induce or encourage the referral of patients to, or the recommendation of, a particular provider or other entity or person for medical products and services. These laws include, but are not limited to, the federal "anti-kickback law" which prohibits, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of Medicare and Medicaid patients. The Office of the Inspector General of the Department of Health and Human Services, the Department of Justice and other federal agencies interpret these statutes liberally and enforce them aggressively. Members of Congress have proposed legislation that would significantly expand the federal government's involvement in curtailing fraud and abuse and increase the monetary penalties for violation of these provisions. Violation of these laws can result in, among other things, loss of licensure, civil and criminal penalties for individuals and entities and exclusion of health care providers or suppliers from participation in the Medicare and/or Medicaid programs.

  In addition, although the Company is not a Medicare or Medicaid provider or supplier, it is subject to these laws because (i) the state laws typically apply regardless of whether Medicare or Medicaid payments are at issue, (ii) the Company plans to build and operate a skilled nursing facility at its Devonshire facility and may establish licensed home health agencies which are intended to participate in Medicare and (iii) as required under some state licensure laws, and for the convenience of its residents, some of the Company's senior and assisted living facilities maintain contracts with hospitals, who in turn maintain contracts with certain health care providers and practitioners, including pharmacies, home health agencies and hospices, through which the health care providers make their health care items or services (some of which may be covered by Medicare or Medicaid) available to facility residents. There can be no assurance that such laws will be interpreted in a manner consistent with the practices of the Company.

  Under the Americans with Disabilities Act of 1990, all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. A number of additional federal, state and local laws exist which also may require modifications to existing and planned properties to create access to the properties by disabled persons. While the Company believes that its facilities are substantially in compliance with present requirements or are exempt therefrom, if required changes involve a greater expenditure than anticipated or must be made on a more accelerated basis than anticipated, additional costs would be incurred by the Company. Further legislation may impose additional burdens or restrictions with respect to access by disabled persons, the costs of compliance with which could be substantial.

  The Company and its activities are subject to zoning and other state and local government regulations. Zoning variances or use permits are often required for construction. Severely restrictive regulations could impair the ability of the Company to open additional facilities at desired locations or could result in costly delays, which could adversely affect the Company's business and growth strategy and results of operations. See "Risk Factors-- Development and Construction Risks" and "--Governmental Regulation."

THE COMPANY AND THE FORMATION

  The Company was incorporated in Delaware on September 4, 1996 and is wholly owned by an affiliate of The Prime Group, Inc. At the completion of the Offering, the shares owned by such affiliate will be repurchased by the Company in accordance with a subscription agreement between the Company and such affiliate at a nominal price. BLC, a wholly owned subsidiary of PGI, was incorporated in Delaware on December 12, 1996 to facilitate the December 1996 sale and leaseback of PGI's Hallmark facility. Pursuant to such sale and leaseback transaction, HRPT purchased the Hallmark facility from PGI and leased such facility to BLC pursuant to a net operating lease. Concurrently with such transaction, HRPT acquired the Springs of East Mesa and the Gables at Brighton facilities from a third party and net leased such facilities to BLC, and BLC in turn subleased each of the Leased Facilities to separate, wholly owned subsidiaries of BLC.

  Pursuant to the Formation Agreement, in connection with the completion of the Offering, PGI will contribute to the Company all of the capital stock of BLC, its interests in the Heritage and the Devonshire facilities and the operations relating to its senior and assisted living division (including all of the capital stock of a wholly owned subsidiary of PGI that holds certain rights relating to the proposed skilled nursing facility on the campus of the Devonshire facility) in exchange for 2,071,334 shares of Common Stock and the assumption by the Company of certain indebtedness in the aggregate amount of $65.0 million. Further, PGI will covenant that the partnerships owning the Heritage and the Devonshire facilities will have no less than $800,000 in the aggregate in unrestricted cash upon the completion of the Offering; however, any unrestricted cash in excess of $800,000 then held by such partnerships will be distributed to PGI. In addition, in accordance with the terms and conditions of the master lease between HRPT and BLC governing the Leased Facilities, upon the closing of the Offering and PGI's contribution of all of BLC's capital stock to the Company, certain affiliates of PGI, including The Prime Group, Inc., will be released by HRPT from such affiliates' guaranties of BLC's obligations under the master lease. In addition, the Company will pay PGI approximately $7.2 million to reimburse PGI for earnest monies previously paid by PGI in connection with the acquisition of the Acquired Facilities, the Park Place facility, a third party's interests in the Heritage and the Devonshire facilities and the proposed acquisitions of the development sites located in Glen Ellyn, Illinois, Southfield, Michigan and Austin, Texas and for certain costs and expenses previously paid by PGI relating to the issuance and distribution of Common Stock pursuant to the Offering. At the Formation, in accordance with the Formation Agreement, Mark J. Schulte, President and Chief Executive Officer of the Company, will transfer all of his interests in the senior and assisted living division to the Company in exchange for 328,666 shares of Common Stock. The Company, at the completion of the Offering, will also enter (i) a management agreement with PGI to manage the Island on Lake Travis facility and (ii) a management agreement (and an option to purchase) regarding the Kenwood facility with a third party unaffiliated with PGI that owns the Kenwood facility. See "Risk Factors--Benefits to Affiliates," "Use of Proceeds," "--Facilities" and "Certain Transactions."

  The Company currently has credit enhancement securing the $65.0 million of tax-exempt bonds relating to the Heritage and the Devonshire facilities which it must replace on or before the date of the acquisition of these facilities. Bank One, Illinois, NA has issued a commitment, and the Company expects to obtain an extension of an expired commitment previously obtained from LaSalle National Bank, in each case pursuant to which letters of credit with a maturity of three years from the date of issuance of such letters of credit would be provided as replacement credit enhancement for such tax-exempt bonds. On or prior to the completion of the Offering, the Company will have executed definitive agreements with such banks to issue the letters of credit. In addition to the mortgages on the Heritage and the Devonshire facilities, it is anticipated that estimated cash collateral of approximately $11.0 million from the net proceeds of the Offering will be pledged as additional collateral and the letters of credit will be guaranteed to the extent of 30% by the Company. The Company intends to purchase two-year interest rate protection agreements with respect to such tax-exempt indebtedness upon the completion of the Offering, which, if so purchased, will have the effect of mitigating the effect of inflation and higher interest rates on such indebtedness during the terms of such contracts. There can be no assurance that the Company will be able to purchase such interest rate protection contracts on terms favorable to the Company, if at all.

EMPLOYEES

  The Company has approximately 713 employees, of which 20 are employed at the Company's headquarters. The Company believes employee relations are good.

INSURANCE

  The provision of personal and health care services entails an inherent risk of liability. Compared to more institutional long-term care facilities, senior and assisted living residences offer residents a greater degree of independence in their daily lives. This increased level of independence, however, may subject the resident and the Company to certain risks that would be reduced in more institutionalized settings. The Company currently maintains liability insurance intended to cover such claims which it believes is adequate based on the nature of the risks, its historical experience and industry standards. See "Risk Factors--Liability and Insurance."

EXECUTIVE OFFICES

  The Company's executive office is located in Chicago, Illinois, where the Company leases approximately 4,500 square feet under an agreement with an affiliate of PGI. See "Certain Transactions."

LEGAL PROCEEDINGS

  The Company is involved in various lawsuits and claims arising in the normal course of business. In the opinion of management of the Company, although the outcomes of these suits and claims are uncertain, in the aggregate they should not have a material adverse effect on the Company's business, financial condition and results of operations.

                                  MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

  The following table sets forth certain information concerning each of the Company's directors, executive officers and key employees:

         NAME            AGE POSITIONS WITH THE COMPANY
Michael W. Reschke......  41 Chairman of the Board, Director
Mark J. Schulte.........  43 President and Chief Executive Officer, Director
Darryl W. Copeland,
 Jr.(1).................  37 Executive Vice President designee, Director designee
Craig G. Walczyk........  37 Vice President--Chief Financial Officer and Secretary
Matthew F. Whitlock.....  32 Vice President--Acquisitions
Mark J. Iuppenlatz......  37 Vice President--Development
Stephan T. Beck.........  41 Vice President--Operations
Sheryl A. Wolf..........  34 Controller
Margaret B. Shontz......  37 Vice President--Human Resources
Wayne D. Boberg(2)......  44 Director designee
Bruce L. Gewertz(2).....  47 Director designee
Darryl W. Hartley-
 Leonard(2).............  51 Director designee
Daniel J. Hennessy(2)...  39 Director designee

---------------------

(1) Prior to or upon the effectiveness of the Registration Statement that contains this Prospectus, the Company intends to nominate and elect Mr. Copeland to serve as an Executive Vice President and a director of the Company.

(2) Prior to or upon the effectiveness of the Registration Statement that contains this Prospectus, the Company intends to nominate and elect this person (who is unaffiliated with the Company and PGI) to serve as a director of the Company, who will be referred to herein as an "Independent Director."

  Michael W. Reschke is Chairman of the Board of Directors of the Company. Mr. Reschke founded PGI in 1981 and, since that time, has served as PGI's Chairman, Chief Executive Officer and President. For the last 15 years, Mr. Reschke has directed and managed the development, finance, construction, leasing, marketing, acquisition, renovation and property management activities of PGI. Mr. Reschke is also a member of the Board of Directors of Ambassador Apartments, Inc., a publicly traded real estate investment trust involved in multi-family residential projects and the successor in interest to the former multi-family division of PGI. Mr. Reschke is also Chairman of the Board of Prime Retail, Inc., a publicly traded real estate investment trust involved in factory outlet centers and the successor in interest to the former retail division of PGI. Mr. Reschke is licensed to practice law in the State of Illinois and is a certified public accountant. Mr. Reschke is a member of the Chairman's Roundtable and the Executive Committee of the National Realty Committee, as well as a full member of the Urban Land Institute. Mr. Reschke also serves on the Board of Visitors of the University of Illinois Law School.

  Mark J. Schulte is President and Chief Executive Officer of the Company and is also a director of the Company. From January 1991 to immediately prior to the Offering, Mr. Schulte was employed by PGI in its Senior Housing Division, most recently serving as Executive Vice President, with primary responsibility for overseeing all aspects of PGI's Senior Housing Division. Prior to joining PGI, Mr. Schulte had 13 years of experience in the development and operation of multi-family housing, senior housing, senior and assisted living and health care facilities. Mr. Schulte is licensed to practice law in the State of New York. Mr. Schulte serves on the Executive Committee of the American Seniors Housing Association.

  Darryl W. Copeland, Jr. has agreed to serve as an Executive Vice President and a director, and will be appointed as an Executive Vice President and a director, prior to or upon the effectiveness of the Registration Statement that contains this Prospectus. From August 1989 to February 1997, Mr. Copeland was employed by Donaldson, Lufkin & Jenrette Securities Corporation as an investment banker, most recently serving as Senior Vice President in the Health Care and Leveraged Finance groups.

  Craig G. Walczyk is Vice President--Chief Financial Officer and Secretary of the Company. From November 1992 to immediately prior to the Offering, Mr. Walczyk was employed by PGI as Vice President,

Director of Corporate Accounting. Prior to joining PGI, Mr. Walczyk was employed by the accounting firm of Ernst & Young LLP from September 1982 to October 1992. Mr. Walczyk is a certified public accountant and a member of the American Institute of Certified Public Accountants and the Illinois CPA Society.

  Matthew F. Whitlock is Vice President--Acquisitions of the Company. From August 1996 to immediately prior to the Offering, Mr. Whitlock was employed by PGI in its Senior Housing Division as Director of Acquisitions. Prior to joining PGI, Mr. Whitlock was employed by the Forum Group, previously one of the largest operators of senior and assisted living facilities, as an acquisition specialist from August 1995 to July 1996. Mr. Whitlock was a principal with Concordia Group, a senior and assisted living consulting firm, from June 1991 to July 1995.

  Mark J. Iuppenlatz is Vice President--Development of the Company. From September 1996 to immediately prior to the Offering, Mr. Iuppenlatz was employed by PGI in its Senior Housing Division as Director of Development. Prior to joining PGI's Senior Housing Division, Mr. Iuppenlatz was employed by Schlotzsky's, Inc., a publicly traded restaurant company, as Vice President-- Real Estate from January 1995 to August 1996. Mr. Iuppenlatz was employed by PGI as Director of Marketing and Leasing from October 1991 to 1994 and as Director of Leasing from January 1989 to September 1991.

  Stephan T. Beck is Vice President--Operations of the Company. From January 1993 to immediately prior to the Offering, Mr. Beck was employed by PGI, most recently serving as Corporate Director of Operations of its Senior Housing Division. Prior to joining PGI, Mr. Beck was employed by Classic Residence by Hyatt as Executive Director of the Hallmark facility, which was then managed by Classic Residence by Hyatt, from August 1990 to December 1992.

  Sheryl A. Wolf is Controller of the Company. From September 1991 to immediately prior to the Offering, Ms. Wolf was employed by PGI, most recently serving as Corporate Director of Finance of its Senior Housing Division.

  Margaret B. Shontz is Vice President--Human Resources of the Company. From February 1989 to immediately prior to the Offering, Ms. Shontz was employed by PGI, most recently serving as Director of Human Resources of its Senior Housing Division.


  Wayne D. Boberg has agreed to serve as a director, and will be appointed as a director, prior to or upon the effectiveness of the Registration Statement that contains this Prospectus. Mr. Boberg is licensed to practice law in the State of Illinois and has been a partner of the law firm of Winston & Strawn since 1985, specializing in the representation of corporate clients in connection with debt and equity financings and acquisitions. Mr. Boberg serves on the Board of Visitors of the Indiana University School of Law.

  Dr. Bruce L. Gewertz has agreed to serve as a director, and will be appointed as a director, prior to or upon the effectiveness of the Registration Statement that contains this Prospectus. Dr. Gewertz has served as The Dallas B. Phemister Professor and Chairman, Department of Surgery since 1992 and served as the first Faculty Dean of Medical Education from 1989 to 1992 at the University of Chicago Pritzker School of Medicine. Dr. Gewertz is Editor of the Journal of Surgical Research and serves on the Editorial Board of Annals of Vascular Surgery.

  Darryl W. Hartley-Leonard has agreed to serve as a director, and will be appointed as a director, prior to or upon the effectiveness of the Registration Statement that contains this Prospectus. Mr. Hartley-Leonard is a founding partner of H-LK Partners, a hotel development and management partnership, Chairman of the Board and Chief Executive Officer of DART Inc., a privately-held technology company, and a founding partner, Chairman of the Board and Chief Executive Officer of Cobabaco, a cigar distributor. Mr. Hartley-Leonard retired as Chairman of the Board of Hyatt Hotels Corporation in 1996 after a 32-year career with Hyatt and its diversified affiliates. Mr. Hartley-Leonard also serves on the Board of Directors of Royal Caribbean Cruise Line, the United States Committee for UNICEF and Evanston Hospital.

  Daniel J. Hennessy has agreed to serve as a director, and will be appointed as a director, prior to or upon the effectiveness of the Registration Statement that contains this Prospectus. Mr. Hennessy co-founded Code, Hennessy & Simmons, Inc., a Chicago based private equity investment firm, in August 1988 and, since that time, has served as a principal. Mr. Hennessy is also Chairman of the Board of National Picture and Frame Co., a publicly traded manufacturer of picture frames, mirrors and framed art products.

  The Board of Directors will be divided into three classes, each class consisting of approximately one-third of the total number of directors. Class I directors, consisting of Mr. Reschke and Dr. Gewertz, will hold office until the 1998 annual meeting of stockholders; Class II directors, consisting of Messrs. Hartley-Leonard and Copeland, will hold office until the 1999 annual meeting of stockholders; and Class III directors, consisting of Messrs. Schulte, Boberg and Hennessy, will hold office until the 2000 annual meeting of stockholders.

  No family relationship exists among any of the directors or executive officers of the Company. No arrangement or understanding exists between any director or executive officer or any other person pursuant to which any director or executive officer was selected as a director or executive officer of the Company. Executive officers of the Company are elected or appointed by the Board of Directors and hold office until their successors are elected, or until the earliest of their death, resignation or removal.

COMMITTEES OF THE BOARD OF DIRECTORS

  Audit Committee. The members of the Audit Committee will consist of certain of the Independent Directors. The Audit Committee, among other things, makes recommendations concerning the engagement of independent auditors, reviews the results and scope of the annual audit and other services provided by the Company's independent auditors and reviews the adequacy of the Company's internal accounting controls.

  Compensation Committee. The members of the Compensation Committee will consist of certain of the Independent Directors. The Compensation Committee makes recommendations to the full Board of Directors concerning salary and bonus compensation and benefits for executive officers of the Company. In addition, the Compensation Committee has the power and authority to implement and administer the Company's Stock Incentive Plan.

COMPENSATION OF DIRECTORS; INDEMNIFICATION AGREEMENTS

  The Company intends to pay its directors who are not employees of the Company a fee for their services as directors. They will receive annual compensation of $12,000 plus a fee of $1,000 for attendance at each meeting of the Board of Directors and $500 for attendance at each committee meeting. The members of the Board will receive reimbursement of all travel and lodging expenses related to their attendance at both board and committee meetings. The Company anticipates that it will grant to each non-employee director certain options to purchase Common Stock. See "--Stock Incentive Plan."

  The Company intends to enter indemnification agreements with each of the Company's directors. The indemnification agreements will require, among other things, that the Company indemnify such directors to the fullest extent permitted by law, and advance to the directors all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. The Company also must indemnify and advance all expenses incurred by directors seeking to enforce their rights under the indemnification agreements, and cover directors under the Company's directors' and officers' liability insurance.

EXECUTIVE COMPENSATION

  The Company was organized in September 1996, did not conduct any operations and, accordingly, did not pay any cash compensation to its executive officers for the year ended December 31, 1996. The following table sets forth the annual base salary expected to be paid to the Company's Chairman of the Board, Chief Executive Officer and each of the other five most highly compensated executive officers during the year ending December 31, 1997. In addition, the Company's executive officers will be eligible to receive cash bonuses and additional stock options at the discretion of the Compensation Committee of the Board of Directors.

   NAME      PRINCIPAL POSITION(S)                                 1997 BASE SALARY
Michael W.
 Reschke     Chairman of the Board                                     $100,000
Mark J.
 Schulte     President and Chief Executive Officer                      275,000
Darryl W.
 Copeland,
 Jr.         Executive Vice President                                   250,000
Craig G.
 Walczyk     Vice President--Chief Financial Officer and Secretary      125,000
Matthew F.
 Whitlock    Vice President--Acquisitions                                95,000(1)
Mark J.
 Iuppenlatz  Vice President--Development                                135,000(1)
Stephan T.
 Beck        Vice President--Operations                                 100,000

---------------------
(1) In addition to a base salary, these individuals are expected to receive a substantial portion of their total compensation from an incentive bonus program that for Mr. Whitlock is based on facilities acquired and for Mr. Iuppenlatz is based on facilities developed.

STOCK INCENTIVE PLAN

  The Company has established a Stock Incentive Plan (the "Stock Incentive Plan") for the purpose of attracting and retaining directors, executive officers and other key employees. Each option granted pursuant to the Stock Incentive Plan shall be designated at the time of grant as either an "incentive stock option" or as a "non-qualified stock option."

  The Stock Incentive Plan provides for the grants of options ("Options") to purchase a specified number of shares of Common Stock. Under the Stock Incentive Plan, 830,000 shares of Common Stock will be available for grants. Participants in the Stock Incentive Plan, who may be directors, officers or employees of the Company or its subsidiaries or Company-owned partnerships, will be selected by the Compensation Committee. See "--Compensation of Directors; Indemnification Agreements."

  The Stock Incentive Plan authorizes the Compensation Committee to grant incentive stock options at an exercise price to be determined by it, provided that such price cannot be less than 100% of the fair market value of the Common Stock on the date on which the Option is granted. If an incentive stock option is to be granted to an employee who owns over 10% of the total combined voting power of all classes of the Company's stock, then the exercise price may not be less than 110% of the fair market value of the Common Stock covered by such option on the day it is granted. The exercise price of non-qualified stock options may be any price determined by the Compensation Committee.

  Upon completion of the Offering, the Company will grant 675,000 Options (the "Initial Grants") to the following key officers and employees of the Company:
Michael W. Reschke (75,000); Mark J. Schulte (175,000); Darryl W. Copeland, Jr. (275,000); Craig G. Walczyk (25,000); Matthew F. Whitlock (25,000); Mark
J. Iuppenlatz (25,000); Stephan T. Beck (25,000); Sheryl A. Wolf (25,000); and Margaret B. Shontz (25,000).

  The Initial Grants will vest, subject to certain conditions being met, at the rate of 25% per year over the next four years commencing on the first anniversary of their date of grant and will have a term of 10 years. The exercise price of the Options issued pursuant to the Initial Grants will be the initial public offering price of the Common Stock. The exercise price for any Option is generally payable in cash or, in certain circumstances, by the surrender, at the fair market value on the date on which the Option is exercised, of shares of Common Stock.

  Any unvested Options held by an optionee will automatically be forfeited if the optionee leaves employment for any reason. Upon a "change in control" (as defined in the Stock Incentive Plan), all unvested Options will vest. The rights of any participants to exercise an Option may not be transferred in any way other than by will or laws of descent and distribution or pursuant to a qualified domestic relations order.

  The Company also anticipates that it will grant an aggregate of 20,000 Options to its non-employee directors that will vest at the rate of 33.3% per year over the next three years commencing on the first anniversary of their date of grant and will have a term of 10 years. The exercise price of these Options will be the initial public offering price of the Common Stock. The exercise price for any of these Options will generally be payable in cash or, in certain circumstances, by the surrender, at the fair market value on the date on which the Option is exercised, of shares of Common Stock.

  The Compensation Committee may grant options under the Stock Incentive Plan in substitution for outstanding options with higher exercise prices. In addition, in the event of certain extraordinary events, the Compensation Committee may make adjustments in the aggregate number and kind of shares reserved for issuance, the number and kind of shares covered by outstanding awards and the exercise prices specified therein as may be determined to be appropriate.

EMPLOYMENT AGREEMENTS

  The Company has entered into employment agreements with Messrs. Reschke, Schulte, Copeland, Whitlock and Iuppenlatz. These agreements provide that the executive officers shall devote substantially all of their business time to the operation of the Company, except for Mr. Michael W. Reschke who shall only be required to devote such time as he deems necessary to fulfill his duties and obligations to the Company as Chairman of the Board. The agreements with Messrs. Reschke, Schulte, Copeland, Whitlock and Iuppenlatz establish the initial base salaries set forth in the executive compensation table and provide for an initial three year term (except in the case of the agreement with Mr. Copeland, which provides for an initial four year term) which is automatically extended for an additional year after expiration of the initial term and any extension period unless the Company provides the executive officer with at least 30 days' prior written notice that such term shall not be extended. The agreement with Mr. Schulte also provides for an annual bonus of up to 150% of the base salary. The agreement with Mr. Copeland provides for an annual bonus of up to 100% of the base salary, a signing bonus of $150,000 and an initial stock grant, subject to a two-year vesting period, of 100,000 shares of Common Stock. The agreements with Messrs. Whitlock and Iuppenlatz also provide for annual bonuses based on certain performance criteria. If any of such agreements are terminated by the Company "without cause" (as such term is defined in the agreements), the executive so terminated will be entitled to a lump sum payment. With respect to Messrs. Whitlock and Iuppenlatz, such lump sum payment will be an amount equal to six months base salary. With regard to Messrs. Reschke and Schulte, such executives will receive a lump sum payment equal to the greater of 50% of their base salary for the remainder of the term of their agreements or an amount equal to their base salary for one year. Upon any such termination of Mr. Copeland's agreement, Mr. Copeland will receive a lump sum payment equal to the base salary for one year plus a pro rata portion of the annual bonus. Messrs. Reschke, Schulte and Copeland may terminate their respective agreements and be entitled to approximately two times their annual compensation in the event of a "change in control" of the Company and a material diminution of their respective duties and responsibilities or compensation. In the event any of Messrs. Schulte, Copeland, Whitlock and Iuppenlatz voluntarily terminates his employment with the Company, the executive will be subject to a non-compete agreement with a term of two years. Mr. Reschke is bound by the non-compete agreement between PGI and the Company. See "Certain Transactions."

                             CERTAIN TRANSACTIONS

  The following agreements will be entered in connection with the Formation and the Offering:

  Formation Agreement. At the Formation and pursuant to the Formation Agreement, PGI will transfer to the Company all of the capital stock of BLC, its interests in the Heritage and the Devonshire facilities and the operations relating to its senior and assisted living division. In return for such contribution, the Company will exchange 2,071,334 shares of its Common Stock and will assume certain indebtedness in the aggregate amount of $65.0 million. In addition, the Company will pay PGI approximately $7.2 million to reimburse PGI for earnest monies previously paid by PGI in connection with the acquisition of the Acquired Facilities, the Park Place facility, a third party's interests in the Heritage and the Devonshire facilities and the proposed acquisitions of the development sites located in Glen Ellyn, Illinois, Southfield, Michigan and Austin, Texas and for certain costs and expenses previously paid by PGI relating to the issuance and distribution of Common Stock pursuant to the Offering. In accordance with the Formation Agreement, Mark J. Schulte will transfer all of his interests in PGI's senior and assisted living division to the Company in exchange for 328,666 shares of Common Stock from the Company. Except as expressly set forth in the Formation Agreement with regard to title, liens, claims and certain other items and PGI's representations that the Original Facilities have been operated in the ordinary course since December 31, 1996, no party is making any representation or warranty as to the assets, businesses or liabilities transferred or assumed as part of the Formation, as to any consents or approvals required in connection therewith, as to the value thereof or as to freedom from counterclaim with respect to any claim of any party. Except as expressly set forth in the Formation Agreement, all assets are being transferred on an "as is, where is" basis. In the Formation Agreement, PGI will covenant that the partnerships owning the Heritage and the Devonshire facilities will have no less than $800,000 in the aggregate in unrestricted cash upon the completion of the Offering; however, any amounts in excess of $800,000 then held by such partnerships will be distributed to PGI. See "Risk Factors--Lack of Arm's Length Negotiations" and "--Benefits to Affiliates" and "The Company and the Formation."

  The Company will indemnify PGI and its affiliates against certain losses, claims, damages or liabilities including those arising out of: (i) any inaccurate representation or breach of warranty by the Company under the Formation Agreement; and (ii) any indebtedness, lease, contract or other obligation assumed by the Company pursuant to the Formation Agreement. The Company will also indemnify PGI, as a controlling person, against any loss, claim, damage or liability arising out of the Offering, except for losses, claims, damages or liabilities arising from the inaccuracy of information supplied in writing by PGI for inclusion in this Prospectus. PGI will similarly indemnify the Company and its subsidiaries with respect to any inaccurate representation or breach of warranty by PGI under the Formation Agreement.

  Registration Rights Agreement. The Company will grant demand and incidental registration rights to PGI for the registration of shares of Common Stock owned by PGI under the Securities Act. See "Description of Capital Stock-- Registration Rights Agreement."

  Voting Agreement. PGI will enter a Voting Agreement pursuant to which it will agree to vote all of its shares of Common Stock at any meeting at which directors are elected in favor of the election of independent directors so that after such election, if such persons are elected, there will be at least four independent directors. The Voting Agreement will continue in effect until the earlier of three years from the date of the Offering and the date PGI first owns less than 10% of the outstanding Common Stock.

  Non-Compete Agreements. The Company, PGI and Mr. Reschke will enter a Non-Compete Agreement that will prevent PGI and Mr. Reschke from developing, acquiring, owning or operating senior and assisting living facilities and semi-acute care facilities in the United States for a period expiring on the earlier of (i) four years from the date of the Offering and (ii) one year from the date of a merger of the Company or the sale of all or substantially all of the stock or assets of the Company; however, PGI will be permitted to maintain its ownership interest in the Island on Lake Travis facility. In addition, to the extent PGI or Mr. Reschke were to acquire a group of properties that included facilities similar to those operated by the Company, then the Company would have the right and opportunity to purchase such similar facilities at a price equal to their fair market value. PGI and Mr. Reschke will be allowed to provide debt or lease financing for properties that are similar to the facilities owned or managed by the Company. See "Risk Factors--Lack of Arm's Length Negotiations."

  Management Agreement. The Company and PGI will enter a management agreement for a term of two years with respect to the Island on Lake Travis facility. The Company will be paid a monthly fee of 5.0% of the gross revenues of such facility for each month and reimbursement of expenses. The management agreement may be terminated by PGI only for cause as set forth in the management agreement during its initial term and upon 60 days' prior written notice at any time after the expiration of the initial term. The Company may terminate the management agreement at any time upon 60 days' advance notice.

  Space Sharing Agreement. The Company and PGI will enter a space sharing agreement for office space located at 77 West Wacker Drive in Chicago, Illinois to be used as headquarters for the Company. The space sharing agreement will have an initial term of four months and thereafter may be extended in increments of two- month terms for up to 12 additional months, at a base rental rate of approximately $8,800 per month plus a pro rata share of real estate taxes and operating expenses.

  Wayne D. Boberg, a director designee of the Company, is a partner of the law firm of Winston & Strawn, which has provided, and continues to provide, legal services to the Company.

  In the future, transactions between the Company and its officers, directors, principal stockholders and their affiliates will require the approval of a majority of the disinterested members of the Board of Directors.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information with respect to beneficial ownership of the Common Stock as of March 4, 1997, and as adjusted to reflect the sale of the shares offered hereby and to give effect to the issuance of the shares in connection with the Formation, by (i) each person known by the Company to be the beneficial owner of more than 5% of the Common Stock; (ii) each director of the Company; (iii) each executive officer of the Company; and (iv) all directors and executive officers of the Company as a group.

                                                                 PERCENTAGE OF
                                                   NUMBER OF       OWNERSHIP
                                                     SHARES    -----------------
                                                  BENEFICIALLY  BEFORE   AFTER
                      NAME                         OWNED (1)   OFFERING OFFERING
The Prime Group, Inc.(2).........................  2,071,334      --      27.6%
Michael W. Reschke(3)............................  2,071,334    100.0%    27.6
Mark J. Schulte..................................    328,666      --       4.4
Darryl W. Copeland, Jr.(4).......................    100,000      --       1.3
Wayne D. Boberg(5)...............................        --       --       --
Bruce L. Gewertz(5)..............................        --       --       --
Darryl W. Hartley-Leonard(5).....................        --       --       --
Daniel J. Hennessy(5)............................        --       --       --
Craig G. Walczyk ................................        --       --       --
Matthew F. Whitlock .............................        --       --       --
Mark J. Iuppenlatz ..............................        --       --       --
Stephan T. Beck .................................        --       --       --
Executive officers and directors
 as a group (11 persons).........................  2,500,000    100.0%    33.3%

---------------------
(1) Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, a person has beneficial ownership of any securities as to which such person, directly or indirectly, through any contract, arrangement, undertaking, relationship or otherwise has or shares voting power and/or investment power and as to which such person has the right to acquire such voting and/or investment power within 60 days. Percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of shares outstanding as of such date and the number of shares as to which such person has the right to acquire voting and/or investment power within 60 days.

(2) Includes shares of Common Stock held by affiliates of The Prime Group, Inc. The address of The Prime Group, Inc. is 77 West Wacker Drive, Chicago, Illinois 60601.

(3) Includes 2,071,334 shares of Common Stock held by The Prime Group, Inc. and certain of its affiliates. Mr. Reschke is the Chairman, Chief Executive Officer and President of The Prime Group, Inc.

(4) The Company intends to nominate and elect, prior to or upon the effectiveness of the Registration Statement that contains this Prospectus, Mr. Copeland to serve as an Executive Vice President and a director of the Company.

(5) The Company intends to nominate and elect, prior to or upon the effectiveness of the Registration Statement that contains this Prospectus, this person to serve as a director of the Company.

                         DESCRIPTION OF CAPITAL STOCK

  The Company's Restated Certificate of Incorporation (the "Certificate") provides that the authorized capital stock of the Company consists of 75,000,000 shares of Common Stock, par value $0.01 per share (the "Common Stock"), and 20,000,000 shares of Preferred Stock, par value $0.01 per share (the "Preferred Stock"). Upon completion of the Offering, 7,500,000 shares of Common Stock will be issued and outstanding (8,250,000 shares if the Underwriters' over-allotment option is exercised in full), and no shares of Preferred Stock will be issued or outstanding.

COMMON STOCK

  Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of stockholders. The Certificate does not provide for cumulative voting, and, accordingly, the holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. The Certificate provides that whenever there is paid, or declared and set aside for payment, to the holders of the outstanding shares of any class of stock having preference over the Common Stock as to the payment of dividends, the full amount of dividends and of sinking fund or retirement fund or other retirement payments, if any, to which such holders are entitled, then dividends may be paid on the Common Stock out of any assets legally available therefor, but only when and as declared by the Board of Directors. The Certificate also provides that in the event of any liquidation, dissolution or winding up of the Company, after there is paid to or set aside for the holders of any class of stock having preference over the Common Stock the full amount to which such holders are entitled and after payment or provision for payment of all debts and liabilities of the Company, the holders of the Common Stock shall be entitled to receive the remaining assets of the Company available for distribution, in cash or in kind. The holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of Common Stock will be subject to the rights of the holders of any shares of any series of Preferred Stock that the Company may issue in the future.

PREFERRED STOCK

  The Certificate provides that the Board of Directors of the Company is authorized to issue Preferred Stock in series and to fix and state the voting powers, and such designations, preferences and relative participating, optional or other special rights of the shares of each such series and the qualifications, limitations and restrictions thereof. Such action may be taken by the Board without stockholder approval. Under the Certificate, each share of each series of Preferred Stock is to have the same relative rights as, and be identical in all respects with, all other shares of the same series. While providing flexibility in connection with possible financings, acquisitions and other corporate purposes, the issuance of Preferred Stock, among other things, could adversely affect the voting power of the holders of Common Stock and, under certain circumstances, be used as a means of discouraging, delaying or preventing a change in control of the Company. There will be no shares of Preferred Stock outstanding upon completion of the Offering, and the Company has no present plan to issue shares of its Preferred Stock.

LIMITATION OF LIABILITY AND INDEMNIFICATION

  Limitations of Director Liability. Section 102(b)(7) of the Delaware General Corporation Law, as amended (the "DGCL"), authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. Although Section 102(b)(7) does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Certificate limits the liability of directors to the Company or its stockholders to the full extent permitted by Section 102(b)(7). Specifically, directors of the Company are not personally liable for monetary damages to the Company or its stockholders for breach of the director's fiduciary duty as a director, except for liability: (i) for any breach of the director's duty of loyalty to the Company or its stockholders;
(ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit.

  Indemnification. To the maximum extent permitted by law, the Company's Amended and Restated By-laws (the "By-laws") provide for mandatory indemnification of directors and officers of the Company against any expense, liability and loss to which they may become subject, or which they may incur as a result of being or having been a director or officer of the Company. In addition, the Company must advance or reimburse directors and officers for expenses incurred by them in connection with indemnifiable claims.

  The Company also maintains directors' and officers' liability insurance.

CERTAIN ANTI-TAKEOVER PROVISIONS

  Upon completion of the Offering, the Certificate and the By-laws will contain, among other things, certain provisions described below that may reduce the likelihood of a change in the Board of Directors or voting control of the Company without the consent of the Board of Directors. These provisions could have the effect of discouraging, delaying or preventing tender offers or takeover attempts that some or a majority of the stockholders might consider to be in the stockholders' best interest, including offers or attempts that might result in payment of a premium over the market price for the Common Stock.

  Classification of Board of Directors. The Certificate and the By-laws of the Company divide the Board of Directors into three classes, designated Class I, Class II and Class III, respectively, each class to be as nearly equal in number as possible. The terms of Class I, Class II and Class III directors will expire at the 1998, 1999 and 2000 annual meetings of stockholders, respectively, and in all cases directors elected will serve until their respective successors are elected and qualified. At each annual meeting of stockholders, directors will be elected to succeed those in the class whose terms then expire, each elected director to serve for a term expiring at the third succeeding annual meeting of stockholders after such director's election, and until the director's successor is elected and qualified. Thus, only one class of the directors stand for re-election each year, requiring at least two stockholders' meetings at which directors are elected to replace a majority of the Board.

  Filling of Board Vacancies; Removal. Any vacancy occurring in the Board of Directors, including any vacancy created by an increase in the number of directors, shall be filled for the unexpired term by the concurring vote of a majority of the directors then in office, whether or not a quorum, and any director so chosen shall hold office for the remainder of the full term of the class in which the new directorship was created or the vacancy occurred and until such director's successor shall have been elected and qualified. Directors may only be removed with cause by the affirmative vote of the holders of at least a majority of the outstanding shares of capital stock then entitled to vote at an election of directors.

  Stockholder Action by Unanimous Written Consent. Any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders, unless such consent is unanimous.

  Call of Special Meetings. Special meetings of stockholders may be called at any time but only by the Board of Directors, the Chairman of the Board, the Chief Executive Officer, the President or stockholders possessing at least 25% of the voting power of the issued and outstanding voting stock entitled to vote generally in the election of directors.

  By-laws Amendments. The stockholders may amend the By-laws by the affirmative vote of the holders of at least two-thirds of the outstanding shares of stock of the Company entitled to vote thereon. Directors may also amend the By-laws by a two-thirds vote of the directors then in office.

  Certificate Amendments. Except as set forth in the Certificate or as otherwise specifically required by law, no amendment of any provision of the Certificate shall be made unless such amendment has been first proposed by the Board of Directors upon the affirmative vote of at least two-thirds of the directors then in office and thereafter approved by the affirmative vote of the holders of at least a majority of the outstanding shares of stock of the Company entitled to vote thereon; provided, however, if such amendment is to the provisions described above or the provisions in the Certificate relating to the decrease in the authorized number of shares of Preferred Stock, Board authority to issue Preferred Stock, the removal or decreasing of the limitation on directors' liability or the amendment of the By-laws or stockholder meeting matters, such amendment must be approved by the affirmative vote of the holders of at least two-thirds of the outstanding shares of stock entitled to vote thereon.

  Stockholder Nominations and Proposals. With certain exceptions, the By-laws require that stockholders intending to present nominations for directors or other business for consideration at a meeting of stockholders notify the Company's Secretary by the later of 60 days before the date of the meeting and 15 days after the date notice of the meeting is mailed or public notice of the meeting is given.

  Certain Statutory Provisions. Section 203 of the DGCL provides, in general, that a stockholder acquiring more than 15% of the outstanding voting shares of a corporation subject to the statute (an "Interested Stockholder"), but less than 85% of such shares, may not engage in certain "Business Combinations" with the corporation for a period of three years subsequent to the date on which the stockholder became an Interested Stockholder unless (i) before such person became an Interested Stockholder, the corporation's board of directors approved either the Business Combination or the transaction in which the stockholder became an Interested Stockholder or (ii) the Business Combination is approved by the corporation's board of directors and authorized by a vote of at least two-thirds of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

  Section 203 defines the term "Business Combination" to encompass a wide variety of transactions with or caused by an Interested Stockholder in which the Interested Stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders, including mergers, certain asset sales, certain issuances of additional shares to the Interested Stockholder, transactions with the corporation which increase the proportionate interest of the Interested Stockholder or a transaction in which the Interested Stockholder receives certain other benefits.

  Pursuant to a Board resolution adopted at the time of formation of the Company, the Section 203 limits do not apply to any "Business Combination" between the Company and PGI.

REGISTRATION RIGHTS AGREEMENT

  The Company has granted demand and incidental registration rights to PGI for the registration of shares of Common Stock owned by PGI under the Securities Act. Three demand registrations are permitted during the first five years following the initial public offering of the Common Stock and one registration per year each year thereafter until PGI owns less than 10% of the outstanding Common Stock. The Company will pay the fees and expenses of the demand registrations and the incidental registrations, while PGI will pay all underwriting discounts and commissions. These registration rights are subject to certain conditions and limitations, including the right of underwriters to limit the number of shares owned by PGI included in such registration.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is LaSalle National Trust, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to the Offering, there has been no public market for the Common Stock, and no prediction can be made as to the effect, if any, that market sales of shares or the availability of such shares for sale will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect the prevailing market price of the Common Stock and the ability of the Company to raise capital through a sale of its securities.

  Upon completion of the Offering, the Company will have 7,500,000 shares of Common Stock outstanding, (8,250,000 shares if the Underwriters' over-allotment option is exercised in full). Of those shares, the 5,000,000 shares sold in the Offering (5,750,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction (except as to affiliates of the Company) or further registration under the Securities Act. The remaining 2,500,000 shares of Common Stock outstanding will be restricted securities ("Restricted Securities") within the meaning of Rule 144 under the Securities Act.

  In general, under Rule 144 under the Securities Act as currently in effect (and subject to the recent amendments to Rule 144 described below), a person (or persons whose shares are aggregated) who has beneficially owned Restricted Securities for at least two years, and including the holding period of any prior owner unless such prior owner is an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Any person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the three months preceding a sale, and who has beneficially owned shares for at least three years (including any period of ownership of preceding non-affiliated holders), would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements. An "affiliate" is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or under common control with, such issuer. The Commission has adopted certain amendments to Rule 144 and Rule 144(k) under the Securities Act that, when effective, will reduce the requisite holding periods to one year and two years, respectively. The amendment will become effective on April 21, 1997 and will have the effect of accelerating the time at which Restricted Securities will be available for resale under Rule 144 and Rule 144(k).

  Rule 144A under the Securities Act as currently in effect generally permits unlimited resales of certain restricted securities of any issuer provided that the purchaser is a qualified institution that owns and invests on a discretionary basis at least $100 million in securities (and, in the case of a bank or savings and loan association, has a net worth of at least $25 million) or is a registered broker-dealer that owns and invests on a discretionary basis at least $10 million in securities. Rule 144A allows PGI to sell its shares of Common Stock to such institutions and registered broker-dealers without regard to any volume or other restrictions. There can be no assurance that the availability of such resale exemption will not have an adverse effect on the trading price of the Common Stock.

  The Company, its directors and executive officers, certain of its key employees and PGI have agreed not to offer to sell, sell, distribute, grant any option to purchase, or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into, or exercisable or exchangeable for, shares of Common Stock owned by them prior to the expiration of one year from the date of this Prospectus, except (i) with the prior written consent of FBR, (ii) in the case of the Company, the grant of options to purchase shares of Common Stock under the Company's Stock Incentive Plan and (iii) for the sale of shares in the Offering. PGI may sell all 2,071,334 of its shares of Common Stock subject to the volume and other limitations of Rule 144 after the expiration of the Rule 144 holding period.

  PGI has the right to include its shares in any future registration of securities effected by the Company under the Securities Act, subject to the right of any underwriter in such offering requiring PGI to reduce the number of shares PGI otherwise has the right to have included in such registration. If the Company is required to register shares held by PGI pursuant to the exercise of its registration rights, such sales may have an adverse effect on the Company's stock price and its ability to raise needed capital. See "Risk Factors--Shares Eligible for Future Sale," "Principal Stockholders" and "Description of Capital Stock--Registration Rights Agreement."

  The Company intends to file a registration statement under the Securities Act registering the shares of Common Stock reserved for issuance upon the exercise of options granted under the Stock Incentive Plan. See "Management-- Stock Incentive Plan." This registration statement is expected to be filed soon after the date of this Prospectus and will become effective automatically upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with the Company and except to the extent that the holders of such options are subject to the one year lock-up agreements described above.

                                 UNDERWRITING

  Subject to the terms and certain conditions contained in the Underwriting Agreement, the underwriters named below (the "Underwriters"), for whom Friedman, Billings, Ramsey & Co., Inc. ("FBR") is acting as representative, have severally agreed to purchase from the Company an aggregate of 5,000,000 shares of Common Stock. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below:

                                                                       NUMBER OF
      UNDERWRITERS                                                      SHARES
      Friedman, Billings, Ramsey & Co., Inc...........................
                                                                       ---------
          Total....................................................... 5,000,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the shares of Common Stock offered hereby (other than the shares of the Common Stock covered by the over-allotment option described below) if any are taken.

  Prior to the Offering, there has been no established trading market for the shares of Common Stock. The initial price to the public for the shares of Common Stock offered hereby has been determined by negotiation between the Company and FBR. The factors considered in determining the initial price to the public include the history of and the prospects for the industry in which the Company competes, the past and present operations of the Company, the historical results of operations of the Company, the prospects for future earnings of the Company, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of the Offering.

  The Underwriting Agreement contains covenants of indemnity among the Underwriters and the Company against certain liabilities, including liabilities under the Securities Act.

  The Underwriters have advised the Company that they propose to offer the shares of Common Stock to the public initially at the price to the public set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price less a concession not to exceed $
per share. The Underwriters may allow, and such dealers may reallow, discounts
not in excess of $    per share to any other Underwriter and certain other
dealers.

  The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 750,000 additional shares of Common Stock at the initial public offering price less underwriting discounts and commissions, solely to cover over-allotments. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite such Underwriter's name in the preceding table bears to the total number of shares offered.

  The Underwriters do not intend to confirm sales of shares of Common Stock to any accounts over which they exercise discretionary authority.

  Subject to certain exceptions, the Company, its directors and executive officers, certain of its key employees and PGI have agreed not to offer, sell, contract to sell, or otherwise dispose of any shares of Common Stock or any securities convertible or exchangeable into any shares of Common Stock prior to the expiration of one year from the date of this Prospectus, without the prior written consent of FBR. See "Shares Eligible for Future Sale."

  At the request of the Company, up to 100,000 shares of Common Stock offered hereby have been reserved for sale to certain individuals, including directors and employees of the Company and PGI and members of their families. The price of such shares to such persons will be the initial public offering price set forth on the cover page hereof less underwriting discounts and commissions. The number of shares available to the general public will be reduced to the extent those persons purchase reserved shares. Any shares not so purchased will be offered hereby at the public offering price set forth on the cover of this Prospectus.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Winston & Strawn, Chicago, Illinois. Alston & Bird, Atlanta, Georgia, is acting as counsel for the Underwriters in connection with certain legal matters relating to the sale of Common Stock offered hereby. Wayne D. Boberg, a partner of Winston & Strawn, is a director designee of the Company.

                                    EXPERTS

  The balance sheet of Brookdale Living Communities, Inc. as of December 31, 1996, the combined financial statements of the Original Facilities as of December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, the combined financial statements of the Activelife Facilities as of December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, the financial statements of the Gables at Brighton Associates as of December 31, 1995, and for each of the two years in the period ended December 31, 1996, the combined financial statements of the Park Place Facilities as of December 31, 1995 and 1996, and for each of the two years in the period ended December 31, 1996, and the consolidated financial statements of BLC Property, Inc. as of December 31, 1996, and for the period from December 12, 1996 (inception) to December 31, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C. a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. As used herein, the term "Registration Statement" means the initial Registration Statement and any and all amendments thereto. This Prospectus omits certain information contained in the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto. Statements herein concerning the contents of any contract or other document are not necessarily complete and in each instance reference is made to such contract or other document filed with the Commission as an exhibit to the Registration Statement, each such statement being qualified by and subject to such reference in all respects.

  As a result of the Offering, the Company will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith will file reports and other information with the Commission. Reports, registration statements, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, New York, New York 10048. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. In addition, registration statements and certain other documents filed with the Commission through its Electronic

Data Gathering, Analysis and Retrieval ("EDGAR") system are publicly available through the Commission's site on the Internet's World Wide Web, located at http://www.sec.gov. The Registration Statement, including all exhibits thereto and amendments thereof, has been filed with the Commission through EDGAR.

  The Company intends to furnish holders of the Common Stock with annual reports containing among other information, audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited condensed financial information for the first three quarters of each fiscal year. The Company also intends to furnish such other reports as it may determine or as may be required by law.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
BROOKDALE LIVING COMMUNITIES, INC.
 UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS
  Pro Forma Combined Condensed Balance Sheet as of December 31, 1996......   F-4
  Pro Forma Combined Condensed Statement of Operations for the year ended
   December 31, 1996......................................................   F-5
  Notes to Pro Forma Combined Condensed Balance Sheet.....................   F-6
  Notes to Pro Forma Combined Condensed Statement of Operations for the
   year ended December 31, 1996...........................................  F-10
 AUDITED BALANCE SHEET
  Report of Independent Auditors..........................................  F-13
  Balance Sheet as of December 31, 1996...................................  F-14
  Notes to Balance Sheet..................................................  F-15
ORIGINAL FACILITIES (THE DEVONSHIRE, THE HERITAGE AND THE HALLMARK
 FACILITIES)
  Report of Independent Auditors..........................................  F-16
  Combined Balance Sheets as of December 31, 1995 and 1996................  F-17
  Combined Statements of Operations for the years ended December 31, 1994,
   1995 and 1996..........................................................  F-18
  Combined Statements of Changes in Partners' Capital (Deficit) for the
   years ended December 31, 1994, 1995 and 1996...........................  F-19
  Combined Statements of Cash Flows for the years ended December 31, 1994,
   1995 and 1996..........................................................  F-20
  Notes to Combined Financial Statements..................................  F-21
ACTIVELIFE FACILITIES (SPRINGS OF EAST MESA, EDINA PARK PLAZA AND HAWTHORN
 LAKES FACILITIES)
  Report of Independent Auditors..........................................  F-27
  Combined Balance Sheets as of December 31, 1995 and 1996................  F-28
  Combined Statements of Operations for the years ended December 31, 1994,
   1995 and 1996..........................................................  F-29
  Combined Statements of Changes in Partners' Deficit for the years ended
   December 31, 1994, 1995 and 1996.......................................  F-30
  Combined Statements of Cash Flows for the years ended December 31, 1994,
   1995 and 1996..........................................................  F-31
  Notes to Combined Financial Statements..................................  F-32
GABLES AT BRIGHTON ASSOCIATES
  Report of Independent Auditors..........................................  F-35
  Balance Sheet as of December 31, 1995...................................  F-36
  Statements of Income for the years ended December 31, 1995 and 1996.....  F-37
  Statements of Changes in Partners' Capital for the years ended December
   31, 1995 and 1996......................................................  F-38
  Statements of Cash Flows for the years ended December 31, 1995 and 1996.  F-39
  Notes to Financial Statements...........................................  F-40
PARK PLACE FACILITIES (PARK PLACE PHASE I AND PARK PLACE PHASE II)
  Report of Independent Auditors..........................................  F-41
  Combined Balance Sheets as of December 31, 1995 and 1996................  F-42
  Combined Statements of Operations for the years ended December 31, 1995 and 1996...............................................................  F-43
  Combined Statements of Changes in Partners' Capital/Owners' Equity for
   the years ended December 31, 1995 and 1996.............................  F-44
  Combined Statements of Cash Flows for the years ended December 31, 1995 and 1996...............................................................  F-45
  Notes to Combined Financial Statements..................................  F-46

                                                                           PAGE
                                                                           ----
BLC PROPERTY, INC. AND SUBSIDIARIES
  Report of Independent Auditors.......................................... F-49
  Consolidated Balance Sheet as of December 31, 1996...................... F-50
  Consolidated Statement of Operations for the period from December 12,
   1996 (inception) to December 31, 1996.................................. F-51
  Consolidated Statement of Stockholder's Equity for the period from
   December 12, 1996
   (inception) to December 31, 1996....................................... F-52
  Consolidated Statement of Cash Flows for the period from December 12,
   1996 (inception) to December 31, 1996.................................. F-53
  Notes to Consolidated Financial Statements.............................. F-54

                      BROOKDALE LIVING COMMUNITIES, INC.
          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

  The unaudited Pro Forma Combined Condensed Balance Sheet of the Company is presented as if, at December 31, 1996, the Company had sold 5 million shares of its common stock at a sale price of $15 per share, issued 2.5 million shares of its common stock to PGI and management, acquired owned or leased interests in the Original Facilities, the Activelife Facilities, the Gables at Brighton facility the Park Place Facilities and BLC Property, Inc. as described under "Use of Proceeds". The unaudited Pro Forma Combined Condensed Statement of Operations for the year ended December 31, 1996 is presented as if the above transactions occurred as of January 1, 1996. The unaudited Pro Forma Combined Condensed financial statements of the Company should be read in conjunction with all of the financial statements contained elsewhere in the Prospectus. In management's opinion, all adjustments necessary to reflect the effects of the Formation and Offering have been made.

  The unaudited Pro Forma Combined Condensed Balance Sheet and Statement of Operations of the Company are not necessarily indicative of what the actual financial position or results of operations would have been assuming the Formation and Offering had occurred at the dates indicated above, nor do they purport to represent the future financial position or results of operations of the Company.

                       BROOKDALE LIVING COMMUNITIES, INC.
              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

                          AS OF DECEMBER 31, 1996
                    (IN THOUSANDS, EXCEPT PAR VALUE AMOUNTS)

                                                                      BLC
                                   ORIGINAL  ACTIVELIFE PARK PLACE PROPERTY,               PRO FORMA   PRO FORMA
                          COMPANY FACILITIES FACILITIES FACILITIES   INC.    SUBTOTAL     ADJUSTMENTS AS ADJUSTED
                          ------- ---------- ---------- ---------- --------- --------     ----------- -----------
ASSETS
Current assets:
Cash....................  $    1   $ 4,044    $10,502    $   270    $  186   $ 15,003 (a)   $(1,262)   $ 13,741
Cash-restricted.........     --      1,089        758         51       --       1,898 (b)     1,465       3,363
Accounts receivable.....     --        143        103        --         22        268 (c)      (103)        165
Prepaid rent and other..     --        491        --         --        760      1,251 (d)      (491)        760
                          ------   -------    -------    -------    ------   --------       -------    --------
Total current assets....       1     5,767     11,363        321       968     18,420          (391)     18,029
Real estate, net........     --     49,224     22,496      9,388       --      81,108 (e)    44,925     126,033
Letter of credit
 deposit................     --        --         --         --        --         --  (f)    11,000      11,000
Deferred costs, net.....     --      1,483        692        134       232      2,541 (g)      (126)      2,415
Other...................   2,580       257        175        198         6      3,216 (h)    (2,953)        263
                          ------   -------    -------    -------    ------   --------       -------    --------
Total assets............  $2,581   $56,731    $34,726    $10,041    $1,206   $105,285       $52,455    $157,740
                          ======   =======    =======    =======    ======   ========       =======    ========
LIABILITIES AND STOCKHOLDERS'
AND PARTNERS' EQUITY (DEFICIT)
Current liabilities:
Debt, current...........  $  --    $   --     $   263    $ 4,883    $  --    $  5,146 (i)   $(4,883)   $    263
Deferred gain on sale of
 property, current......     --        806        --         --        --         806           --          806
Prepaid rent............     --        --         --         --        616        616 (d)      (491)        125
Accrued interest
 payable................     --        182        195        --        --         377           --          377
Accrued real estate
 taxes..................     --        996        669        --         35      1,700           --        1,700
Accounts payable........     --        316        340        189       127        972 (j)      (529)        443
Tenant security
 deposits...............     --      2,307        752         37       307      3,403           --        3,403
Due to affiliates and
 other..................   2,580     1,073      2,095        --        120      5,868 (k)    (5,419)        449
                          ------   -------    -------    -------    ------   --------       -------    --------
Total current
 liabilities............   2,580     5,680      4,314      5,109     1,205     18,888       (11,322)      7,566
Debt, long-term.........     --     65,000     30,780      3,286       --      99,066 (i)    (5,899)     93,167
Deferred gain on sale of
 property, long-term....     --     17,728        --         --        --      17,728           --       17,728
                          ------   -------    -------    -------    ------   --------       -------    --------
Total liabilities.......   2,580    88,408     35,094      8,395     1,205    135,682       (17,221)    118,461
Commitments (p).........     --        --         --         --        --         --            --          --
Minority interest.......     --     (6,249)       --         --        --      (6,249)(l)     6,249         --
Stockholders' and
 partners' equity
 (deficit):
Preferred stock, $0.01
 par value, 20,000
 shares authorized, no
 shares issued or
 outstanding............     --        --         --         --        --         --            --          --
Common stock, $0.01 par
 value, 75,000 shares
 authorized, 7,500
 shares issued and
 outstanding............     --        --         --         --        --         --  (m)        75          75
Additional paid-in
 capital................       1       --         --         --          1          2 (n)    39,202      39,204
Partners' equity
 (deficit)..............     --    (25,428)      (368)     1,646       --     (24,150)(o)    24,150         --
                          ------   -------    -------    -------    ------   --------       -------    --------
Total stockholders' and
 partners' equity
 (deficit)..............       1   (25,428)      (368)     1,646         1    (24,148)       63,427      39,279
                          ------   -------    -------    -------    ------   --------       -------    --------
Total liabilities and
 stockholders' and
 partners' equity
 (deficit)..............  $2,581   $56,731    $34,726    $10,041    $1,206   $105,285       $52,455    $157,740
                          ======   =======    =======    =======    ======   ========       =======    ========

   See accompanying notes to the Pro Forma Combined Condensed Balance Sheet.

                       BROOKDALE LIVING COMMUNITIES, INC.
         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

                   FOR THE YEAR ENDED DECEMBER 31, 1996
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                       BLC
                          ORIGINAL  ACTIVELIFE GABLES AT PARK PLACE PROPERTY,               PRO FORMA    PRO FORMA
                         FACILITIES FACILITIES BRIGHTON  FACILITIES   INC.    SUBTOTAL     ADJUSTMENTS AS ADJUSTED(J)
                         ---------- ---------- --------- ---------- --------- --------     ----------- --------------
Revenue
Resident fees...........  $23,437    $12,718    $2,743     $2,201     $ 84    $41,183        $   --       $41,183
Management services
 income.................      --         --        --         --       --         --  (a)        280          280
                          -------    -------    ------     ------     ----    -------        -------      -------
Total revenue...........   23,437     12,718     2,743      2,201       84     41,183            280       41,463
Facility operating
 expenses...............  (12,806)    (8,486)   (1,829)    (1,692)     (54)   (24,867)(b)      2,408      (22,459)
Lease expenses..........      --         --        --         --       (31)       (31)(c)     (8,674)      (8,705)
General and
 administrative
 expenses...............      --         --        --         --       --         --  (d)     (2,837)      (2,837)
Depreciation and
 amortization...........   (2,946)    (1,026)    (295)       (487)     --      (4,754)(e)        919       (3,835)
                          -------    -------    ------     ------     ----    -------        -------      -------
Income (loss) from
 operations.............    7,685      3,206       619         22       (1)    11,531         (7,904)       3,627
Interest and financing
 fees expense...........   (5,320)    (2,986)      --        (478)     --      (8,784)(f)      3,616       (5,168)
                          -------    -------    ------     ------     ----    -------        -------      -------
Income (loss) before
 income taxes (h).......    2,365        220       619       (456)      (1)     2,747         (4,288)      (1,541)
Pro forma (provision)
 benefit for income
 taxes..................     (946)       --        --         --         1       (945)(g)      1,884          939
                          -------    -------    ------     ------     ----    -------        -------      -------
Pro forma net income
 (loss).................  $ 1,419    $   220    $  619     $ (456)    $--     $ 1,802        $(2,404)     $  (602)
                          =======    =======    ======     ======     ====    =======        =======      =======
Pro forma net income
 (loss) per share.......  $  0.57                                                                         $ (0.08)
                          =======                                                                         =======
Pro forma common shares
 outstanding (i)........    2,500                                                                           7,500
                          =======                                                                         =======



    See accompanying notes to the Pro Forma Combined Condensed Statement of
                                  Operations.

                      BROOKDALE LIVING COMMUNITIES, INC.

         NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

                         AS OF DECEMBER 31, 1996
                                (IN THOUSANDS)

BASIS OF PRESENTATION

  The pro forma combined condensed financial statements of the Company include the historical financial statements of the Original Facilities, the Activelife Facilities, the Gables at Brighton facility (balance sheet is not included due to there being no operations remaining at December 31, 1996), the Park Place Facilities [Park Place Phase II is an 83 unit facility that commenced operations in 1996 (special care facility in February 1996 and assisted living facility in May 1996)] and BLC Property, Inc. (BLC), each of which consists of the following properties:

        ORIGINAL
       FACILITIES       ACTIVELIFE FACILITIES   GABLES AT BRIGHTON FACILITY  PARK PLACE FACILITIES
       ----------       ---------------------   ---------------------------  ---------------------
   The Devonshire (1)  Springs of East Mesa (3)   Gables at Brighton (3)    Park Place Phase I (4)
   The Heritage (1)    Edina Park Plaza (2)                                 Park Place Phase II (4)
   The Hallmark (3)    Hawthorn Lakes (2)

---------------------

(1) These properties will be contributed to the Company by PGI and management.

(2) These properties will be purchased by the Company from proceeds of the Offering.

(3) These properties are leased by BLC from Health and Retirement Properties Trust (HRPT).

(4) These properties will be acquired within 60 days of the closing of the Offering with proceeds received from the Offering.

  Collectively (2) properties are referred to as the Acquired Facilities and
(3) properties are referred to as the Leased Facilities.

  The Company will purchase the real estate and certain other assets, and receive credits at closings for assuming certain debt, accrued real estate taxes and tenant security deposits related to the Acquired Facilities and the Park Place Facilities. The Company is not purchasing any other assets or assuming any other liabilities of the Acquired Facilities or the Park Place Facilities.

  The following pro forma adjustments reflect the Offering, the Formation and the above activity:

 (a) Cash:
     Gross proceeds from Offering...................................   $75,000
     Estimated cost of the Offering ($3,500) and underwriters
      discount ($5,250).............................................    (8,750)
     Payments to be made to PGI from the proceeds of the Offering for consideration to be paid to Third Party for its ownership interests in the Original Facilities ($5,430). Adjustment
      required to cash to reflect PGI's net contribution of $800 of unrestricted cash of the Devonshire and the Heritage as part of its contribution ($2,289). (Subsequent to December 31, 1996
      PGI made $150 in escrow deposits on certain development sites on behalf of the Company. The Company intends to reimburse PGI
      from the proceeds of the Offering.)...........................    (7,719)
     Payment made for the acquisition of the Edina Park Plaza,
      Hawthorne Lakes, Park Place Facilities (See Note e)...........   (35,763)
     Elimination of historical unrestricted cash accounts of the
      Activelife Facilities ($10,502) and Park Place Facilities
      ($270) not being acquired by the Company......................   (10,772)
     Cash to be used for an interest bearing letter of credit
      deposit on the Devonshire and the Heritage....................   (11,000)
     Payment made for the Hallmark facility Life Care Escrow (See
      Note b).......................................................    (1,558)
     Payment of fees for new acquisition line of credit ($400) and
      interest rate protection contracts ($300).....................      (700)
                                                                       -------
                                                                       $(1,262)
                                                                       =======
 (b) Cash-restricted:
     Additional cash requirement on the Hallmark facility's Life
      Care Escrow...................................................   $ 1,558
     Elimination of historical cash-restricted accounts of the
      Activelife Facilities ($42) and Park Place Facilities ($51)
      not being acquired by the Company.............................       (93)
                                                                       -------
                                                                       $ 1,465
                                                                       =======

                       BROOKDALE LIVING COMMUNITIES, INC.
   NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET--(CONTINUED)

                          AS OF DECEMBER 31, 1996

                              (IN THOUSANDS)

 (c) Accounts receivable:
     Elimination of historical accounts receivable accounts of the
      Activelife Facilities ($103) not being acquired by the
      Company......................................................   $   (103)
                                                                      ========
 (d) Prepaid rent:
     Elimination of prepaid rent on the Hallmark (asset and
      liability between the Original Facilities and BLC Property,
      Inc.)........................................................   $   (491)
                                                                      ========
 (e) Real estate, net:
     The Company will purchase the Acquired Facilities and the Park
     Place Facilities for the purchase prices indicated below and will assume certain liabilities as follows:

                                                 EDINA
                                                 PARK   HAWTHORN PARK PLACE
                                                 PLAZA   LAKES   FACILITIES
                                                ------- -------- ----------
     Purchase price............................ $23,980 $26,800   $14,350
     Plus: other assets being acquired
      Cash--restricted.........................     357     359       --
     Less: liabilities being assumed...........
      Mortgage note payable....................  15,106  13,324       --
      Accrued interest.........................     100      95       --
      Accrued real estate taxes................     326     343       --
      Tenant security deposits.................     300     452        37
                                                ------- -------   -------
     Cash payments made for acquisitions (see
      Note a).................................. $ 8,505 $12,945   $14,313
                                                ======= =======   =======
      The Company is acquiring the real estate assets and assuming liabilities of the above entities which, in management's opinion, are stated at their estimated fair market values. The adjustments to reflect the purchases are reflected below.

     Adjustments to the historical cost bases of the Edina Park
      Plaza facility ($11,137), Hawthorne Lakes facility ($17,147),
      Park Place Phase Facilities ($4,962) to reflect an allocation of purchase prices to the fair value of the acquired real
      estate........................................................   $33,246
     Increase in basis resulting from the elimination ($6,249--See
      Note l) and purchase for cash ($5,430) of the Third Party
      owner's interest in The Original Facilities...................    11,679
                                                                       -------
                                                                       $44,925
                                                                       =======
 (f) Letter of credit deposit:
     Cash to be used in an interest bearing letter of credit deposit
      on the Devonshire and the Heritage............................   $11,000
                                                                       =======
 (g) Deferred costs, net:
     Payment of fees for new acquisition line of credit ($400 for a
      3 year term) and interest rate protection contracts ($300 for
      a 2 year term)................................................   $   700
     Elimination of historical cost deferred costs accounts of the
      Activelife Facilities ($692) and the Park Place Facilities
      ($134) not being acquired by the Company......................      (826)
                                                                       -------
                                                                       $  (126)
                                                                       =======

                      BROOKDALE LIVING COMMUNITIES, INC.
  NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET--(CONTINUED)

                         AS OF DECEMBER 31, 1996

                              (IN THOUSANDS)

 (h) Other assets:
     Reclassification of deferred offering costs, incurred by an
      affiliate, to paid-in capital.................................   $(2,580)
     Elimination of historical other asset accounts of the
      Activelife Facilities ($175) and the Park Place Facilities
      ($198) not being acquired by the Company......................      (373)
                                                                       -------
                                                                       $(2,953)
                                                                       =======
 (i) Debt, current:
     Elimination of historical current portion debt accounts of the
      Park Place Facilities ($4,883) not being assumed by the
      Company.......................................................   $(4,883)
                                                                       =======
     Debt, long-term:
     Elimination of historical long-term debt accounts of the
      Activelife Facilities ($2,613) and Park Place Facilities
      ($3,286) not being assumed by the Company.....................   $(5,899)
                                                                       =======

  After giving effect to the formation, the Company will have principal payments relating to mortgage notes and bonds payable as of December 31, 1996 as follows:

             YEAR ENDED
             DECEMBER 31,
             ------------
              1997............................ $   263
              1998............................     286
              1999............................     310
              2000(1).........................  65,336
              2001............................     365
              Thereafter......................  26,870
                                               -------
                                               $93,430
                                               =======

---------------------

(1) The proposed letter of credit agreement extends the credit enhancement on $65,000 of tax-exempt bonds that are secured by the Devonshire and the Heritage until the year 2000.

 (j) Accounts payable:
     Elimination of historical accounts payable accounts of the
      Activelife Facilities ($340) and the Park Place Facilities
      ($189) not being assumed by the Company.......................   $  (529)
                                                                       =======
 (k) Due to affiliates and Other:
     Repayment of deferred offering costs of the Company ($2,580)
      and reclassification of amounts from due to affiliates for costs associated with BLC's organization and lease agreement with HRPT incurred by PGI to equity ($744) (The Company
      intends to reimburse PGI $1,585 for cash payments made for deferred offerings costs and escrow deposits for the Acquired
      Facilities and the Park Place Facilities).....................   $(3,324)
     Elimination of historical due to affiliates and other
      liabilities accounts of the Activelife Facilities, not being
      assumed by the Company........................................    (2,095)
                                                                       -------
                                                                       $(5,419)
                                                                       =======
 (l) Minority interest:
     Elimination of Third Party's minority interest balance in the
      Original Facilities...........................................   $ 6,249
                                                                       =======

                       BROOKDALE LIVING COMMUNITIES, INC.
   NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET--(CONTINUED)

                          AS OF DECEMBER 31, 1996

                              (IN THOUSANDS)

 (m) Common stock:
     Issuance of 5,000 shares of common stock, $.01 par value,
      pursuant to the initial public offering......................   $     50
     Issuance of 2,500 shares of common stock, $.01 par value, to
      PGI in consideration for its contribution of its interests in
      the Original Facilities and BLC..............................         25
                                                                      --------
                                                                      $     75
                                                                      ========
 (n) Additional paid-in capital:
     Issuance of 5,000 shares of common stock, $.01 par value,
      pursuant to the initial public offering at an assumed
      offering price of $15 per share..............................   $ 74,950
     Issuance of 2,500 shares of common stock, $.01 par value, to
      PGI and management in consideration for its contribution of
      its interests in the Original Facilities and BLC.............        (25)
     Estimated costs of the Offering ($3,500) and underwriters
      discount ($5,250)............................................     (8,750)
     Adjustment to reflect PGI's net contribution of $800 of
      unrestricted cash of the Devonshire and the Heritage ($2,289)
      net of the reclassification of amounts due to affiliates for costs associated with BLC's organization and lease agreements
      with HRPT incurred by PGI ($744).............................     (1,545)
     Reclassification of historical partners' equity (deficit).....    (24,150)
     Elimination of carry over historical cost basis of the net assets and liabilities of the Activelife Facilities
      (Deficit--$368) and the Park Place Facilities (Equity--
      $1,646)......................................................     (1,278)
                                                                      --------
                                                                      $ 39,202
                                                                      ========
 (o) Partners' equity (deficit):
     Reclassification of historical partners' equity (deficit).....   $ 24,150
                                                                      ========
 (p) Commitments:
     Upon the completion of the Formation and the Offering the
      Company will (i) provide a stock incentive plan for
      directors, executive officers and other key employees (See
      "Business--Stock Incentive Plan"), (ii) enter into a space sharing agreement with PGI (See "Certain Transactions--Space
      Sharing Agreement") and (iii) continue a 401(k) plan
      initiated by PGI for the Original Facilities (See "Employee
      Benefit Plan" in footnote 6 to the combined financial
      statements of the Original Facilities).

                       BROOKDALE LIVING COMMUNITIES, INC.

    NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

                       YEAR ENDED DECEMBER 31, 1996
                                 (IN THOUSANDS)

 (a) Management services income:
     Management services income for management services performed
      by the Company for The Island on Lake Travis and the Kenwood..   $   280
                                                                       =======
 (b) Facility operating expenses:
     Reclassification of lease expense incurred by the Original
      Facilities included in facility operating expenses in the
      combined historical financial statements......................   $    75
     Elimination of historical management fees paid by the Original
      Facilities ($930), the Activelife Facilities ($785), the
      Gables at Brighton facility ($115) and the Park Place
      Facilities ($131) and administrative fees paid by the
      Original Facilities ($372) which will not be incurred by the
      Company.......................................................     2,333
                                                                       -------
                                                                       $ 2,408
                                                                       =======
 (c) Lease expenses:
     Reclassification of lease expense incurred by the Original
      Facilities included in facility operating expenses in the
      combined historical financial statements (See Note 7 to the
      Original Facilities combined financial statements)............   $   (75)
     Adjustment to relect a full year lease payments related to the
      Leased Facilities (See Note 4 to the consolidated financial
      statements of BLC Property, Inc.).............................    (8,599)
                                                                       -------
                                                                       $(8,674)
                                                                       =======
     Total annual lease expenses ($9,511) less
      amortization of deferred gain on sale of the
      Hallmark ($806)....................................   $  (8,705)
     Less: lease expense recognized in 1996:
     BLC Property, Inc...................................          31
     Original Facilities.................................          75
                                                            ---------
     Adjustment required.................................   $  (8,599)
                                                            =========
 (d) General and administrative expenses:
     Estimated increase in salaries and related benefits associated with former employees of PGI who will become the senior
      officers and managers of the Company and additional
      administrative and financial reporting expenses which would have been incurred by the Company had it been operating as a public company during the year:
     Salaries and wages.............................................   $(1,812)
     Directors' and officers' insurance and fees....................      (160)
     Legal and accounting...........................................      (210)
     Other..........................................................      (655)
                                                                       -------
                                                                       $(2,837)
                                                                       =======
     The Company anticipates hiring new employees and incur other administrative costs based upon its future expansion plans.
      The Company estimates these costs to be $1,916 on an annual basis. These costs have not been reflected in the pro forma adjustments.

                      BROOKDALE LIVING COMMUNITIES, INC.

   NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS--
                                  (CONTINUED)

                       YEAR ENDED DECEMBER 31, 1996
                                (IN THOUSANDS)

 (e) Depreciation and amortization:
     Adjustments to historical depreciation expense associated with
      (*):
     Decrease in depreciation expense associated with the change in depreciable lives of the Devonshire and the Heritage
      facilities....................................................   $   213
     Additional depreciation associated with the increase in basis resulting from the purchase of the Third Party owners'
      interest in the Original Facilities...........................      (339)
     Adjustment to depreciation expense associated with the increase in the basis from the purchase and the increase in depreciable lives
     Edina Park Plaza and Hawthorne Lakes facilities................      (652)
     Park Place Facilities..........................................        63
     Elimination of historical depreciation and amortization expense of the Leased Facilities (the Hallmark facility $1,239, the
      Springs of East Mesa facility $383, and the Gables at Brighton
      facility $295)................................................     1,917
     Additional amortization expense associated with the fees paid for the new acquisition line of credit ($400 over 3 years) and
      interest rate protection contracts ($300 over 2 years)........      (283)
                                                                       -------
                                                                       $   919
                                                                       =======
  *The Company has determined that the estimated useful lives of buildings to be 45 years and furniture and equipment to be 5 years, as compared to 40 years and 3-12 years, respectively used by the Original Facilities. This change was made to better reflect the estimated periods during which such assets will remain in service. For financial statement reporting purposes, the above will be recorded prospectively as a change in estimate for the
  Original Facilities over their remaining lives. Depreciation expense included in the "Pro Forma As Adjusted" column was based upon the Company's new estimated useful lives.


 (f) Interest expense:
     Elimination of interest expense incurred related to the debt of the Leased Facilities (the Hallmark facility $2,505, and the
      Springs of East Mesa facility $439), the Acquired Facilities
      ($194) and the Park Place Facilities ($478)...................   $ 3,616
                                                                       =======

                       BROOKDALE LIVING COMMUNITIES, INC.

   NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS--
                                  (CONTINUED)

                       YEAR ENDED DECEMBER 31, 1996
                                 (IN THOUSANDS)

 (g) (Provision) benefit for income taxes:
     The Original Facilities and the entities that operated
      the Activelife Facilities, the Gables at Brighton
      facility and Park Place Facilities prior to the
      acquisition were not taxable entities. The
      realization of the deferred gain on the sale of the
      Hallmark as a reduction of lease expenses (see Note
      c) is considered a permanent difference between book
      income (loss) and tax income (loss) and is not
      taxable. The difference has the following impact on
      the Company's benefit for income tax at a 40% rate
      (includes, federal and state statutory income tax
      rates). This adjustment provides pro forma benefit
      for income taxes at a 40% effective income tax rate..        $      1,884
                                                                   ============
     Benefit on loss before permanent difference...........   $616
     Benefit related to permanent difference...............    323
                                                              ----
     Pro forma benefit for income taxes....................   $939
                                                              ====
 (h) Income (loss) before income taxes:
     The income (loss) before income taxes presented in the
      historical statements of operations of the Original
      Facilities is before minority interest; the
      Activelife Facilities is before gain on sale of
      property and; the Gables at Brighton facility is
      before gain on sale of property and represents income
      (loss) from continuing operations. The minority
      interest is not included due to the interest being
      acquired in conjunction with the Formation and
      Offering and the gains on sale of properties are not
      included due to the non-recurring nature of the
      transactions.
 (i) Pro forma net loss per share is based upon the number
      of common shares issued consisting of the 2,500
      shares issued to PGI and management in exchange for
      their interest in the Original Facilities plus the
      issuance of all 5,000 shares in the initial offering
     Original Facilities...................................        2,500 shares
                                                                   ============
     The Company...........................................        7,500 shares
                                                                   ============
 (j) The Company has entered a definitive purchase
      agreement to acquire the Park Place Facilities
      located in Spokane, Washington for approximately
      $14.4 million. Although the Company expects to
      consummate the acquisition of the Park Place facility
      within 30 to 60 days from the closing of the
      Offering, there can be no assurance that the
      conditions to closing such acquisition will be
      satisfied in a timely manner, if at all. If such
      facility is not acquired by the Company, pro forma as
      adjusted total revenue, operating income and net loss
      would be $39,262, $3,411 and $732, respectively, for
      the year ended December 31, 1996. See "Risk Factors--
      Uncertainty of Proposed Acquisition."

                        REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
Brookdale Living Communities, Inc.

  We have audited the accompanying balance sheet of Brookdale Living Communities, Inc., a Delaware corporation, as of December 31, 1996. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

  In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Brookdale Living Communities, Inc. as of December 31, 1996, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Chicago, Illinois

February 18, 1997

                       BROOKDALE LIVING COMMUNITIES, INC.
                                 BALANCE SHEET

                             DECEMBER 31, 1996

ASSETS
Cash................................................................ $    1,000
Deferred offering costs.............................................  2,580,000
                                                                     ----------
Total assets........................................................ $2,581,000
                                                                     ==========
LIABILITIES AND STOCKHOLDERS'S EQUITY
Due to affiliate.................................................... $2,580,000
                                                                     ----------
Total liabilities...................................................  2,580,000
Stockholder's equity:
Common Stock, $.01 par value, 100 shares authorized, issued and
 outstanding........................................................          1
Additional paid-in capital..........................................        999
                                                                     ----------
Total stockholder's equity..........................................      1,000
                                                                     ----------
Total liabilities and stockholder's equity.......................... $2,581,000
                                                                     ==========




                          See notes to balance sheet.

                      BROOKDALE LIVING COMMUNITIES, INC.
                            NOTES TO BALANCE SHEET

                            DECEMBER 31, 1996

1. ORGANIZATION

  Brookdale Living Communities, Inc. (the "Company") was incorporated in Delaware under the Delaware General Corporation Law on September 4, 1996. The Company was formed in order to consolidate and expand the Original Facilities and BLC Property, Inc. owned by The Prime Group, Inc. and its affiliates ("PGI"). In connection with a proposed public offering (the "Offering") more fully described elsewhere in this Registration Statement and Prospectus, the Company will sell shares of its common stock to the public and PGI will contribute its interests in The Original Facilities and BLC Property, Inc. in exchange for 2.5 million shares of common stock of the Company.

2. DEFERRED COSTS

  As of December 31, 1996, PGI has incurred approximately $2,580,000 of legal, accounting and related costs on behalf of the Company in connection with the Offering which have been presented as deferred offering costs on the balance sheet. These costs, in addition to offering costs incurred after December 31, 1996 through the date the Offering, will be deducted from the gross proceeds of the Offering.

3. USE OF ESTIMATES

  The preparation of the balance sheet in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the balance sheet and accompanying notes. Actual results could differ from those estimates.

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors of
Brookdale Living Communities, Inc.

  We have audited the accompanying combined balance sheets of the Original Facilities as of December 31, 1995 and 1996 and the related combined statements of operations, changes in partners' capital (deficit) and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Original Facilities' management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the Original Facilities at December 31, 1995 and 1996, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Chicago, Illinois

February 18, 1997

                              ORIGINAL FACILITIES
                            COMBINED BALANCE SHEETS

                                                            DECEMBER 31,
                                                      -------------------------
                                                          1995         1996
ASSETS
Current assets:
Cash................................................. $  5,086,428  $ 4,044,601
Cash--restricted.....................................    1,732,854    1,088,797
Accounts receivable..................................      160,580      142,789
Prepaid rent-affiliate...............................          --       490,834
Due from affiliates..................................       93,500      101,327
                                                      ------------  -----------
Total current assets.................................    7,073,362    5,868,348
Real estate, at cost:
Land.................................................    8,336,937    3,684,794
Buildings and improvements...........................   88,382,978   52,418,455
Furniture and equipment..............................    3,794,756    2,280,147
                                                      ------------  -----------
                                                       100,514,671   58,383,396
Accumulated depreciation.............................   (9,476,602)  (9,158,919)
                                                      ------------  -----------
                                                        91,038,069   49,224,477
Deferred costs, net..................................    1,982,270    1,481,955
Other................................................      231,521      156,568
                                                      ------------  -----------
Total assets......................................... $100,325,222  $56,731,348
                                                      ============  ===========
LIABILITIES AND PARTNERS' CAPITAL (DEFICIT)
Current liabilities:
Mortgage note payable................................ $    334,165  $       --
Deferred gain on sale of property....................          --       805,835
Accrued interest payable.............................      204,063      182,153
Accrued real estate taxes............................      992,570      995,544
Accounts payable.....................................      199,602      316,097
Tenant security deposits.............................    2,259,846    2,307,302
Due to affiliates....................................      272,578      694,063
Other................................................      177,614      379,157
                                                      ------------  -----------
Total current liabilities............................    4,440,438    5,680,151
Mortgage note payable................................   34,292,835          --
Bonds payable........................................   65,000,000   65,000,000
Deferred gain on sale of property....................          --    17,728,380
                                                      ------------  -----------
Total liabilities....................................  103,733,273   88,408,531
Minority interest....................................   (7,005,255)  (6,249,661)
Partners' capital (deficit)..........................    3,597,204  (25,427,522)
                                                      ------------  -----------
Total liabilities and partners' capital (deficit).... $100,325,222  $56,731,348
                                                      ============  ===========


                  See notes to combined financial statements.

                              ORIGINAL FACILITIES
                       COMBINED STATEMENTS OF OPERATIONS

                                                YEAR ENDED DECEMBER 31,
                                          -------------------------------------
                                             1994         1995         1996
REVENUE
Resident fees...........................  $15,204,692  $21,934,680  $23,437,114
EXPENSES
Facility operating......................    8,848,494   10,804,692   10,842,704
Real estate taxes.......................      886,533    1,005,620    1,032,733
Depreciation and amortization...........    3,285,812    3,720,612    2,945,562
Interest................................    3,310,052    5,507,289    4,739,947
Financing fees..........................      743,002      877,500      581,441
Property management and other fees--
 affiliate..............................    1,535,224    1,443,195      929,831
                                          -----------  -----------  -----------
Total expenses..........................   18,609,117   23,358,908   21,072,218
                                          -----------  -----------  -----------
Income (loss) before minority interest
 and extraordinary item.................   (3,404,425)  (1,424,228)   2,364,896
(Income) loss allocated to minority
 interest...............................    1,178,257      802,687     (755,594)
                                          -----------  -----------  -----------
Income (loss) before extraordinary item.   (2,226,168)    (621,541)   1,609,302
Extraordinary item--gain on
 extinguishment of debt.................          --     3,274,207          --
                                          -----------  -----------  -----------
Net income (loss).......................  $(2,226,168) $ 2,652,666  $ 1,609,302
                                          ===========  ===========  ===========
UNAUDITED PRO FORMA DATA:
Income (loss) before income taxes and
 extraordinary item.....................  $(2,226,168) $  (621,541) $ 1,609,302
Pro forma benefit (provision) for income
 taxes..................................      890,467      248,616     (643,721)
                                          -----------  -----------  -----------
Income (loss) before extraordinary item.   (1,335,701)    (372,925)     965,581
Extraordinary item, net of income taxes
 of $1,309,683..........................          --     1,964,524          --
                                          -----------  -----------  -----------
Pro forma net income (loss).............  $(1,335,701) $ 1,591,599  $   965,581
                                          ===========  ===========  ===========
Pro forma net income per share..........                            $      0.39
                                                                    ===========
Pro forma common shares outstanding.....                              2,500,000
                                                                    ===========


                  See notes to combined financial statements.

                              ORIGINAL FACILITIES
         COMBINED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL (DEFICIT)

                             THE
                          DEVONSHIRE   THE HERITAGE       THE HALLMARK
                         ------------  ------------  ------------------------     TOTAL         TOTAL
                           GENERAL       GENERAL      GENERAL      LIMITED       GENERAL       LIMITED
                           PARTNER       PARTNER      PARTNER      PARTNER      PARTNERS       PARTNER         TOTAL
Partners' deficit at
 January 1, 1994........ $ (2,219,635) $   (560,395) $      --   $        --   $(2,780,030) $         --   $  (2,780,030)
  Contributions.........      556,863       600,000          10     5,700,990    1,156,873      5,700,990      6,857,863
  Net loss..............     (109,105)     (850,942)    (12,661)   (1,253,460)    (972,708)    (1,253,460)    (2,226,168)
                         ------------  ------------  ----------  ------------  -----------  -------------  -------------
Partners' capital
 (deficit) at December
 31, 1994...............   (1,771,877)     (811,337)    (12,651)    4,447,530   (2,595,865)     4,447,530      1,851,665
  Contributions.........       54,875           --          --            --        54,875            --          54,875
  Distributions.........          --            --          --       (962,002)         --        (962,002)      (962,002)
  Net income (loss).....     (159,044)     (325,557)     31,373     3,105,894     (453,228)     3,105,894      2,652,666
                         ------------  ------------  ----------  ------------  -----------  -------------  -------------
Partners' capital
 (deficit) at December
 31, 1995...............   (1,876,046)   (1,136,894)     18,722     6,591,422   (2,994,218)     6,591,422      3,597,204
  Contributions.........       49,859           --          --            --        49,859            --          49,859
  Distributions.........          --            --     (261,523)  (25,890,737)    (261,523)   (25,890,737)   (26,152,260)
  Advances made to
   general partners.....   (1,600,527)   (2,931,100)        --            --    (4,531,627)           --      (4,531,627)
  Net income............      139,890       335,925      11,335     1,122,152      487,150      1,122,152      1,609,302
                         ------------  ------------  ----------  ------------  -----------  -------------  -------------
Partners' deficit at
 December 31, 1996...... $ (3,286,824) $ (3,732,069) $ (231,466) $(18,177,163) $(7,250,359) $ (18,177,163) $ (25,427,522)
                         ============  ============  ==========  ============  ===========  =============  =============




                  See notes to combined financial statements.

                              ORIGINAL FACILITIES
                       COMBINED STATEMENTS OF CASH FLOWS

                                             YEAR ENDED DECEMBER 31,
                                       --------------------------------------
                                          1994         1995          1996
OPERATING ACTIVITIES
Net income (loss)..................... $(2,226,168) $ 2,652,666  $  1,609,302
Adjustments to reconcile net income
 (loss) to net cash provided by
 operating activities
 Depreciation and amortization........   3,285,812    3,720,612     2,945,562
 Minority interest....................  (1,178,257)    (802,687)      755,594
 Extraordinary item...................         --    (3,274,207)          --
 Changes in operating assets and
  liabilities:
   (Increase) decrease in accounts
    receivable........................    (103,585)     (39,628)       17,791
   (Increase) in prepaid rent-
    affiliate.........................         --           --       (490,834)
   (Increase) decrease in other
    assets............................     (99,646)      12,252        74,953
   Increase (decrease) in accrued
    interest payable..................     714,707     (680,108)     (21,910)
   Increase (decrease) in accrued real
    estate taxes......................     600,016     (134,930)        2,974
   Increase (decrease) in accounts
    payable...........................      74,473      (46,029)      116,495
   Increase in tenant security
    deposits..........................   1,026,802      111,614        47,456
   Decrease in arbitrage rebate
    payable...........................     (73,678)    (806,418)          --
   Increase (decrease) in other
    liabilities.......................     187,963      (93,219)      201,543
                                       -----------  -----------  ------------
Net cash provided by operating
 activities...........................   2,208,439      619,918     5,258,926
INVESTING ACTIVITIES
 Proceeds from sale of property.......         --           --     58,474,380
 Additions to real estate............. (43,224,823)    (238,633)     (359,249)
 Decrease in construction costs
  payable.............................    (606,781)         --            --
 Reimbursement of building
  improvements from tenants...........         --       139,559           --
 Decrease (increase) in due from
  affiliate...........................      41,800      (68,016)       (7,827)
 Decrease in cash -- restricted.......   6,938,354      856,017           --
                                       -----------  -----------  ------------
Net cash (used in) provided by
 investing activities................. (36,851,450)     688,927    58,107,304
FINANCING ACTIVITIES
 Repayment of mortgage note payable...         --   (32,967,418) (34,627,000)
 Repayment of bonds payable...........  (4,000,000)         --            --
 Repayment of note payable --
  affiliate...........................  (2,510,081)         --            --
 Proceeds from mortgage note payable..  36,241,625   34,627,000           --
 (Increase) decrease in cash --
  restricted..........................    (527,778)    (542,013)      644,057
 Increase in deferred financing
  costs...............................    (110,126)    (626,662)          --
 Increase in deferred leasing costs...         --           --       (212,571)
 Increase in due to affiliate.........     126,609       66,899       421,485
 Advances to general partner..........         --           --     (4,531,627)
 Contributions from partners..........   6,857,863       54,875        49,859
 Contributions from minority
  interest............................   2,194,993          --            --
 Distributions to partners............         --      (962,002)  (26,152,260)
                                       -----------  -----------  ------------
Net cash provided by (used in)
 financing activities.................  38,273,105     (349,321)  (64,408,057)
                                       -----------  -----------  ------------
Net increase (decrease) in cash.......   3,630,094      959,524    (1,041,827)
Cash at beginning of year.............     496,810    4,126,904     5,086,428
                                       -----------  -----------  ------------
Cash at end of year................... $ 4,126,904  $ 5,086,428  $  4,044,601
                                       ===========  ===========  ============

                  See notes to combined financial statements.

                              ORIGINAL FACILITIES
                    NOTES TO COMBINED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

  The Original Facilities represent a combination of three partnerships described below ("Partnerships") that own, operate, and manage assisted living facilities ("Properties") in the greater Chicagoland area. The Properties are under common management and ownership of The Prime Group, Inc. and its affiliates ("PGI") as either the managing general partner (responsible for the operations of the Properties) or 100% owner. Two of the Properties have a third party owner ("Third Party"), whose ownership interests have been reflected as a minority interest in the combined financial statements. Pursuant to the formation transactions more fully described elsewhere in this Registration Statement and Prospectus, the Original Facilities will be operated (owned or leased) by a newly formed corporation, Brookdale Living Communities, Inc. (the "Company"), whose shares are being registered pursuant to this Registration Statement.

  The Partnerships and Properties owned and operated by the Original Facilities are as follows:

                  PARTNERSHIP                       PROPERTY
      The Ponds of Pembroke Limited Partnership  The Devonshire
      River Oaks Partners                        The Heritage
      Hallmark Partners, L.P.                    The Hallmark

  Included in the combined financial statements are the operations of The Devonshire (Partnership ownership-PGI: 25% managing general partner interest, Third Party: 50% general partner interest and 25% limited partner interest) and The Heritage (Partnership ownership-PGI: 50% managing general partner interest and Third Party: 50% general partner interest) and the operations of the Hallmark from June 1, 1994 (The Hallmark facility was purchased by Hallmark Partners, L.P., a newly formed partnership 100% owned by PGI, on June 1, 1994 for $41.6 million. On an unaudited pro-forma basis for the year ended December 31, 1994 combined revenue would have increased by approximately $2.6 million and combined net loss would have increased by approximately $1.0 million in the combined statements of operations had the Hallmark been owned by PGI since January 1, 1994).

  On December 27, 1996 The Hallmark was sold by Hallmark Partners, L.P. (HP) to Health and Retirement Properties Trust (HRPT) which then leased The Hallmark to BLC Property, Inc. (BLC), an affiliate of PGI, which subleased the property back to HP (see Note 7), in a sale-leaseback transaction. HP received net proceeds from the sale of $58.5 million, resulting in a gain of $18.5 million net of a prepayment fee of $2.8 million and the writeoff of deferred financing fees of $579,601. The above gain is deferred and is being amortized using the straight-line method over the life of the sublease.

  All significant intercompany accounts and transactions have been eliminated in combination.

RESIDENT FEE REVENUE

  Resident fee revenue is recorded when services are rendered and consist of fees for basic housing, support services and fees associated with additional services such as personalized health and assisted living care.

REAL ESTATE

  In March 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of," under which the Partnerships would be required to recognize impairment losses for the Properties when indicators of impairment are present and the Properties' expected undiscounted cash flows are not sufficient to recover the Properties' carrying value. The Partnerships adopted Statement No. 121 effective January 1, 1995 with no impact on the accompanying combined financial statements.

  Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. Significant renovations and improvements which improve and/or extend the useful life of the asset are capitalized and depreciated over their estimated useful life. Interest and other direct costs incurred during construction periods are capitalized as a component of the building cost.

                              ORIGINAL FACILITIES
              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)

  Depreciation is calculated using the straight-line method over the estimated useful lives of assets, which are as follows:

             Buildings..................... 40 years
             Building improvements and
              furniture fixtures........... 3-12 years

DEFERRED COSTS

  Deferred financing costs are amortized using the straight-line method over the term of the mortgage notes and bonds. Deferred lease costs are amortized using the straight-line method over the term of the sublease. Deferred marketing costs, consisting primarily of the costs of the marketing facilities, were amortized using the straight-line method over the estimated lease up period of 22 months through June 1995 when they were fully amortized.

INCOME TAXES

  The Partnerships pay no income taxes and the income or loss from the Partnerships is includable on the respective federal income tax returns of the partners.

  The Partnerships net basis of real estate assets as reported in the financial statements at December 31, 1996 exceeds the basis used for federal income tax purposes by approximately $2.2 million due to the use of accelerated depreciation methods for federal income tax purposes.

USE OF ESTIMATES

  The preparation of the combined financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the combined financial statements and accompanying notes. Actual results could differ from those estimates.

PRO FORMA PRESENTATION (UNAUDITED)

  The pro forma net income per share for the year ended December 31, 1996 was determined based upon 2.5 million shares of common stock issued by the Company to PGI in exchange for its ownership in the Original Facilities.

  The pro forma (provision) benefit for income taxes for the Original Facilities is based on the historical combined financial data of the Original Facilities as if the entities comprising the Original Facilities had operated as taxable corporations for all periods presented and is recorded at the federal and state statutory rates in effect during the period (40%).

2. CASH--RESTRICTED

  The Heritage and The Hallmark have Life Care Escrow deposits required under the Illinois Life Care Facility Act Section 7(b) which will be funded from time to time in accordance with a schedule provided by the Illinois Department of Public Health. The amount on deposit at December 31, 1995 and 1996 was $652,503 and $1,088,797, respectively.

  In accordance with the mortgage note payable described in Note 5, The Hallmark was required to maintain escrow deposits for real estate taxes, repairs, and other operating activities. The total of all escrow accounts at December 31, 1995 was $1,080,351.

                              ORIGINAL FACILITIES
              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)

  Pursuant to Internal Revenue Code Section 148(f), The Heritage was required to rebate to the United States government any interest earnings in excess of the interest cost of the Bond proceeds not yet used for Project costs. During 1995, the Partnership paid $806,418 from unused restricted Bond proceeds to the United States government as a final settlement of its arbitrage rebate payable. No amounts were paid in 1994 or 1996.

3. DEFERRED COSTS

  Deferred costs consist of the following:

                                                             DECEMBER 31,
                                                         ----------------------
                                                            1995        1996
      Financing costs..................................  $2,656,553  $2,056,966
      Lease costs......................................         --      212,571
                                                         ----------  ----------
                                                          2,656,553   2,269,537
      Less: Accumulated amortization...................    (674,283)   (787,582)
                                                         ----------  ----------
                                                         $1,982,270  $1,481,955
                                                         ==========  ==========

4. LONG-TERM DEBT

                                                             DECEMBER 31,
                                                        -----------------------
                                                           1995        1996
MORTGAGE NOTES PAYABLE
Mortgage note payable, financial institution, interest
at 7.265% per annum with monthly principal and
interest assuming a 30 year amortization period,
through maturity in January 2006. (A) (B).............  $34,627,000 $       --
BONDS PAYABLE
Variable rate tax-exempt bonds issued by state and
local governmental authorities. (C)...................  $65,000,000 $65,000,000

---------------------

(A) The mortgage note payable was collateralized by The Hallmark's real estate.

(B) On December 27, 1996, The Hallmark was sold and a portion of the proceeds were used to repay the mortgage note payable. In addition, The Hallmark was required to pay a prepayment fee of $2,722,679 which has been included as a reduction in calculating the gain on sale of property. The Hallmark repaid a previous note payable on December 18, 1995 from proceeds of the above mentioned mortgage note payable which resulted in an extraordinary gain of $3,274,207 in 1995.
(C) Permanent financing for the development for The Devonshire and The Heritage has been provided by $65,000,000 (The Devonshire--$33,000,000; The Heritage--$32,000,000) of tax-exempt Qualified Residential Rental Bonds (the "Bonds"). The Bonds mature on December 15, 2019 and December 15, 2025.

  Under the terms of the bond loan agreement, The Devonshire and The Heritage are to make interest-only payments monthly, calculated using a floating rate determined by the Remarketing Agent of the Bonds. The rates ranged from 1.65% to 5.50% during 1994, 2.55% to 5.20% during 1995 and 2.30% to
  4.40% during 1996. The rates at December 31, 1995 were 5.05% and 5.20%, and December 31, 1996 were 4.00% and 4.10%.
  The maximum annual interest rate on the Bonds is 15%. Under certain conditions, the interest rate on the Bonds may be converted to a fixed rate at the request of the respective Partnership.

                              ORIGINAL FACILITIES
              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)

  The Bonds are collateralized by irrevocable letters of credit issued by various banks in the aggregate amount of $66,714,699 (the "Letters of Credit") that expire December, 1997 and December, 1998. A Letter of Credit fee of .5% per annum of the stated amount of the Letters of Credit is due quarterly in advance. The Letters of Credit with the various banks are collateralized by separate Standby Purchase Agreements entered into with the Third Party to reimburse the banks for any funds drawn on the Letters of Credit. The Letters of Credit and Standby Purchase Agreements are collateralized by mortgages on The Devonshire and The Heritage. The due dates of the bonds would be accelerated upon the expiration of the Letters of Credit and Standby Purchase Agreements unless they are extended or replaced. However, The Devonshire and The Heritage have entered into separate Standby Bond Purchase and Indemnity Agreements (the "Agreements") with the Third Party pursuant to which the Third Party agrees to provide standby credit enhancement to issuers of replacement Letters of Credit or, if replacement Letters of Credit are not obtained, to buy the bonds. The Agreements expire on March 22, 1998. If the Third Party buys the bonds pursuant to the Agreements, The Devonshire and The Heritage would be required to buy the bonds from the Third Party on March 22, 1998. PGI has provided the Third Party with certain collateral totaling $2,220,000 to secure the obligations of The Devonshire under the Agreements with the Third Party. The Partnerships incurred financing fees of $743,002, $877,500 and $581,441 during the years ended December 31, 1994, 1995 and 1996 respectively.
  Each bondholder may tender bonds on any business day and receive a price equal to the principal amount thereof, plus accrued interest through the tender date. Upon tender, the Remarketing Agent shall immediately remarket the Bonds on a best-efforts basis. In the event the Remarketing Agent fails to remarket any bonds, the partnerships are obligated to purchase those bonds, for which they may draw on the Letters of Credit.

  Included in interest expense for the year ended December 31, 1994 is $117,318 of interest expense related to a $2,510,081 note payable to an affiliate that was repaid in 1994. The note payable bore interest at 10% per annum.

  Interest expense is stated net of interest income of $155,608, $118,642 and $113,696 for the years ended December 31, 1994, 1995 and 1996, respectively.

  Total interest paid on the mortgage note payable and bonds payable was $2,633,635, $6,306,039 and $4,761,857 for the years ended December 31, 1994,
1995, and 1996, respectively.

5. TAX INCREMENTAL FINANCING

  The Heritage is located in a redevelopment area designated by a local municipality as a tax incremental financing district ("TIF"). Under the terms of the redevelopment agreement, The Heritage is eligible to receive up to $1,136,889 for all eligible development costs, as defined through a Tax Incremental Financing Bond ("Bond"). The Bond matures on December 1, 2007 and bears interest at 10%, with principal and interest payable annually on each December 1. The Bond is subject to optional redemption in whole, or in part, at any time, at a redemption price equal to the principal outstanding at the date redeemed. The Bond is subject to mandatory redemption, in part, by the application of annual sinking fund installments by the municipality on each December 1 thereafter, at a redemption price equal to the principal outstanding at the date redeemed. The Bond is payable solely from real estate tax incremental revenues and certain sales tax receipts generated in the TIF. Payments are to be made to the extent of available TIF revenues. The insufficiency of TIF revenues generated in the redevelopment area for any given year shall not be considered a default in payment, but all past due amounts shall be a continuing obligation payable from future TIF revenues. Any unpaid amounts including interest, at maturity, will be forgiven. As the collectibility of the bond principal and interest is dependent upon sufficient revenues being generated in the redevelopment area, revenue is recognized by The Heritage when principal and

                              ORIGINAL FACILITIES
              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)

interest are received. For the years ended December 31, 1994, 1995, and 1996, The Heritage received principal and interest payments totaling $144,389, $144,089 and $610,804, respectively.

6. EMPLOYEE BENEFIT PLAN

  In August 1994, PGI established 401(k) plans for all employees that meet minimum employment criteria. The plans provide that the participants may defer up to 15% of their eligible compensation on a pre-tax basis subject to certain maximum amounts. The Partnerships will contribute an additional 25% of the employee's contribution to the plan, up to $500 per employee per annum. Employees are always 100% vested in their own contributions and vested in Partnerships contributions over five years. The Partnership made contributions in the amount of $33,456, $16,480 and $29,782 for the years ended December 31, 1994, 1995 and 1996 respectively. Such amounts are included in facility operating expense in the combined statements of operations.

7. RELATED PARTY TRANSACTIONS

  In connection with the organization of the Partnerships and the development and financing of the Properties, PGI and an affiliate are entitled to payments and fees for various services provided. Such amounts incurred for the years ended December 31, 1994, 1995, and 1996 are summarized as follows:

                                                     YEAR ENDED DECEMBER 31,
                                                   ----------------------------
                                                     1994      1995      1996
Property management fee (a)....................... $743,977 $1,071,195 $929,831
Administration fee (b)............................  291,247    372,000  372,000
Incentive leasing fee (c).........................  500,000        --       --

---------------------
(a) PGI is entitled to a property management fee equal to 5% of total operating income (3% for The Hallmark effective January 1, 1996).
(b) PGI is entitled to an annual administration fee of $186,000 for providing administrative services to The Devonshire and The Heritage. The fee is included in property management and other fees-affiliate expense in the combined statements of operations.
(c) PGI was entitled to an incentive leasing fee from The Hallmark based upon achieving certain leasing levels, as defined. The fee is included in property management and other fees-affiliate expense in the combined statements of operation.

  Amounts due to affiliates are for amounts due for advances made by affiliates. Amounts due from affiliates are for advances made by the Partnerships to affiliates. Amounts due from and due to affiliates are non-interest bearing and payable upon demand.

  Average balances of amounts due from and due to affiliates for the years ended December 31, 1994, 1995 and 1996 are summarized as follows:

                                                       YEAR ENDED DECEMBER 31,
                                                      --------------------------
                                                        1994     1995     1996
Due from affiliates.................................. $ 46,300 $ 59,500 $ 97,400
Due to affiliates....................................  142,400  239,100  483,300

  In 1996, The Devonshire and The Heritage made advances to PGI in the amount of $4,531,627 which PGI used as an escrow deposit to acquire The Third Party's interest in the two partnerships pursuant to the formation transactions more fully described elsewhere in this Registration Statement and Prospectus. The advances are non-interest bearing and have been reflected as an increase in partners' deficit in the combined financial statements.

                              ORIGINAL FACILITIES
              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)

  In conjunction with the sale of the Hallmark (see Note 1) BLC leased The Hallmark from the third party and then subleased (Sublease Agreement) the property to Hallmark Partners, L.P. The Sublease Agreement has an initial term of 23 years with options to extend the term for two consecutive 25-year terms, and requires monthly lease payments ranging from $490,834 to $568,334 over the life of the sublease. Future minimum annual rental expense to be recorded over the life of the Sublease Agreement is $5,933,301 (Gross expense of $6,739,136 less amortization of deferred gain on sale of property of $805,835). During 1996, the Partnerships recorded $74,875 of rental expense (included in facility operating expense in the combined statements of operations) related to the Sublease Agreement.

8. FAIR VALUES OF FINANCIAL INSTRUMENTS

  Cash, cash-restricted and variable rate and fixed rate mortgage notes payable are reflected in the accompanying combined balance sheets at amounts considered by management to reasonably approximate fair value. Management estimates the fair value of its long-term fixed rate notes payable generally using discounted cash flow analysis based upon the Original Facilities' current borrowing rate for debt with similar maturities.

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors of
Brookdale Living Communities, Inc.

  We have audited the accompanying combined balance sheets of the Activelife Facilities as of December 31, 1995 and 1996 and the related combined statements of operations, changes in partners' deficit and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Activelife Facilities' management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the Activelife Facilities at December 31, 1995 and 1996, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Chicago, Illinois

February 18, 1997

                             ACTIVELIFE FACILITIES
                            COMBINED BALANCE SHEETS

                                                          DECEMBER 31,
                                                     ------------------------
                                                        1995         1996
ASSETS
Current assets:
Cash and cash equivalents........................... $ 2,055,227  $10,502,184
Cash--restricted....................................     792,223      758,423
Accounts receivable.................................      82,208      103,054
                                                     -----------  -----------
Total current assets................................   2,929,658   11,363,661
Real estate, at cost:
Land................................................   1,731,721    1,359,721
Buildings and improvements..........................  33,169,840   27,082,944
Furniture and equipment.............................   1,190,196    1,044,651
                                                     -----------  -----------
                                                      36,091,757   29,487,316
Accumulated depreciation............................  (6,773,607)  (6,991,344)
                                                     -----------  -----------
                                                      29,318,150   22,495,972
Deferred financing fees, net of accumulated
 amortization of $488,898 and $316,671at December
 31, 1995 and 1996, respectively....................     908,863      691,663
Other...............................................     185,457      174,843
                                                     -----------  -----------
Total assets........................................ $33,342,128  $34,726,139
                                                     ===========  ===========
LIABILITIES AND PARTNERS' DEFICIT
Current liabilities:
Mortgage notes payable.............................. $   323,283  $   263,328
Accrued interest payable............................     234,307      195,364
Accrued real estate taxes...........................     655,859      668,974
Accounts payable and accrued expenses...............     439,333      340,047
Tenant security deposits............................     780,676      751,664
Due to affiliates...................................   1,852,587    2,092,241
Other...............................................      39,074        2,462
                                                     -----------  -----------
Total current liabilities...........................   4,325,119    4,314,080
Mortgage notes payable..............................  36,022,624   30,779,811
                                                     -----------  -----------
Total liabilities...................................  40,347,743   35,093,891
Partners' deficit...................................  (7,005,615)    (367,752)
                                                     -----------  -----------
Total liabilities and partners' deficit............. $33,342,128  $34,726,139
                                                     ===========  ===========

                  See notes to combined financial statements.

                             ACTIVELIFE FACILITIES
                       COMBINED STATEMENTS OF OPERATIONS

                                                  YEAR ENDED DECEMBER 31,
                                            ------------------------------------
                                               1994         1995        1996
REVENUE
Resident fees.............................  $11,495,016  $12,336,745 $12,717,784
EXPENSES
Facility operating........................    6,505,485    6,867,193   6,937,729
Real estate taxes.........................      654,188      689,255     763,318
Depreciation and amortization.............      994,336    1,010,252   1,026,170
Interest..................................    2,994,039    2,995,823   2,986,414
Property management fee--affiliate........      701,054      755,130     784,620
                                            -----------  ----------- -----------
Total expenses............................   11,849,102   12,317,653  12,498,251
                                            -----------  ----------- -----------
Income (loss) before gain on sale of
 property and extraordinary item..........     (354,086)      19,092     219,533
Gain on sale of property..................          --           --    7,416,330
                                            -----------  ----------- -----------
Income (loss) before extraordinary item...    (354,086)       19,092   7,635,863
Extraordinary item--loss on extinguishment
 of debt..................................    (304,407)          --          --
                                            -----------  ----------- -----------
Net income (loss).........................  $  (658,493) $    19,092 $ 7,635,863
                                            ===========  =========== ===========




                  See notes to combined financial statements.

                             ACTIVELIFE FACILITIES
              COMBINED STATEMENTS OF CHANGES IN PARTNERS' DEFICIT

                     SPRINGS OF EAST
                          MESA             EDINA PARK PLAZA         HAWTHORN LAKES
                   --------------------  ----------------------  ---------------------
                                                                                          TOTAL       TOTAL
                   GENERAL    LIMITED     GENERAL     LIMITED    GENERAL     LIMITED     GENERAL     LIMITED
                   PARTNERS   PARTNERS   PARTNERS    PARTNERS    PARTNERS   PARTNERS    PARTNERS    PARTNERS       TOTAL
Partners' capital
 (deficit) at
 January 1, 1994.. $    873  $1,198,912  $ (91,186) $(4,934,450) $(69,314) $(1,461,561) $(159,627) $(5,197,099) $(5,356,726)
  Contributions...      --      500,000        --           --        --           --         --       500,000      500,000
  Distributions...  (16,414)   (543,297)       --           --     (2,064)    (204,416)   (18,478)    (747,713)    (766,191)
  Net income
   (loss).........     (412)    (40,771)    (6,270)    (620,688)       96        9,552     (6,586)    (651,907)    (658,493)
                   --------  ----------  ---------  -----------  --------  -----------  ---------  -----------  -----------
Partners' capital
 (deficit) at
 December 31,
 1994.............  (15,953)  1,114,844    (97,456)  (5,555,138)  (71,282)  (1,656,425)  (184,691)  (6,096,719)  (6,281,410)
  Distributions...  (56,572)   (312,000)       --           --     (3,748)    (370,977)   (60,320)    (682,977)    (743,297)
  Net income
   (loss).........    2,997     296,724     (4,974)    (492,340)    2,164      214,521        187       18,905       19,092
                   --------  ----------  ---------  -----------  --------  -----------  ---------  -----------  -----------
Partners' capital
 (deficit) at
 December 31,
 1995.............  (69,528)  1,099,568   (102,430)  (6,047,478)  (72,866)  (1,812,881)  (244,824)  (6,760,791)  (7,005,615)
  Distributions...  (38,400)   (269,600)       --           --     (6,900)    (683,100)   (45,300)    (952,700)    (998,000)
  Net income
   (loss).........   76,730   7,596,299     (4,428)    (438,415)    4,057      401,620     76,359    7,559,504    7,635,863
                   --------  ----------  ---------  -----------  --------  -----------  ---------  -----------  -----------
Partners' capital
 (deficit) at
 December 31,
 1996............. $(31,198) $8,426,267  $(106,858) $(6,485,893) $(75,709) $(2,094,361) $(213,765) $  (153,987) $  (367,752)
                   ========  ==========  =========  ===========  ========  ===========  =========  ===========  ===========


                  See notes to combined financial statements.

                             ACTIVELIFE FACILITIES
                       COMBINED STATEMENTS OF CASH FLOWS

                                                YEAR ENDED DECEMBER 31,
                                           -----------------------------------
                                              1994        1995        1996
OPERATING ACTIVITIES
Net income (loss)........................  $ (658,493) $   19,092  $ 7,635,863
Adjustments to reconcile net income
 (loss) to net cash provided by operating
 activities:
  Depreciation and amortization..........     994,336   1,010,252    1,026,170
  Interest expense added to mortgage note
   payable
   principal.............................     151,524     172,774      193,803
  Gain on sale of property...............         --          --    (7,416,330)
  Extraordinary item.....................     304,407         --           --
  Changes in operating assets and
   liabilities:
    (Increase) decrease in cash-
     restricted..........................     (64,613)     (7,157)      33,800
    (Increase) decrease in accounts
     receivable..........................     (73,962)     41,197      (20,846)
    (Increase) decrease in other assets..      (7,177)     31,203       10,614
    Increase (decrease) in accrued
     interest payable....................         794      (2,036)     (38,943)
    Increase in accrued real estate
     taxes...............................       2,459      19,066       13,115
    Decrease in accounts payable and
     accrued expenses....................    (117,733)    (43,729)     (99,286)
    Increase (decrease) in tenant
     security deposits...................      32,423     (16,280)     (29,012)
    Increase in due to affiliate.........     124,320     275,595      239,654
    Decrease in other liabilities........     (36,317)    (22,896)     (36,612)
                                           ----------  ----------  -----------
Net cash provided by operating
 activities..............................     651,968   1,477,081    1,511,990
INVESTING ACTIVITIES
Proceeds from sale of property...........         --          --    13,778,137
Additions to real estate.................    (176,055)   (169,379)    (348,599)
                                           ----------  ----------  -----------
Net Cash provided by (used in) investing
 activities..............................    (176,055)   (169,379)  13,429,538
FINANCING ACTIVITIES
Repayment of mortgage notes payable......  (5,514,747)   (297,956)  (5,666,571)
Mortgage note payable prepayment fee.....    (200,000)        --           --
Proceeds from mortgage note payable......   5,670,000     170,000      170,000
Increase in deferred financing costs.....    (203,332)        --           --
Contributions from partners..............     500,000         --           --
Distributions to partners................    (766,191)   (743,297)    (998,000)
                                           ----------  ----------  -----------
Net cash used in financing activities....    (514,270)   (871,253)  (6,494,571)
                                           ----------  ----------  -----------
Net (decrease) increase in cash..........     (38,357)    436,449    8,446,957
Cash and cash equivalents at beginning of
 year....................................   1,657,135   1,618,778    2,055,227
                                           ----------  ----------  -----------
Cash and cash equivalents at end of year.  $1,618,778  $2,055,227  $10,502,184
                                           ==========  ==========  ===========

                  See notes to combined financial statements.

                             ACTIVELIFE FACILITIES
                    NOTES TO COMBINED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

  The Activelife Facilities ("Activelife") represents a combination of three partnerships described below ("Partnerships") that own, operate, and manage assisted living facilities ("Properties"). The Properties are under the common management of Activelife Management Corporation ("AMC"). Certain principals of AMC also have ownership interests in the Partnerships. Pursuant to the formation transactions more fully described elsewhere in this Registration Statement and Prospectus, the Activelife Facilities will be operated (owned or leased) by a newly formed corporation Brookdale Living Communities, Inc. (the "Company"), whose shares are being registered pursuant to this Registration Statement.

  The Partnerships and Properties owned and operated by AMC are as follows:

              PARTNERSHIP                      PROPERTY              LOCATION
East Mesa Senior Living Limited Part-
 nership                                 Springs of East Mesa Mesa, Arizona
Edina Park Place Associates Limited
 Partnership                             Edina Park Plaza     Edina, Minnesota
Hawthorn Lakes Associates Limited Part-
 nership                                 Hawthorn Lakes       Vernon Hills, Illinois

  The Partnerships maintain their books and records on the basis of accounting used for federal income tax purposes. The differences between federal income tax basis and generally accepted accounting principles affecting the Partnerships relate to differences in the basis of real estate assets and the use of accelerated depreciation methods with shorter depreciable lives used for federal income tax basis, resulting in the net book value of real estate assets at December 31, 1996 being approximately $15.1 million lower for federal income tax basis.

  On December 27, 1996 the Springs of East Mesa was sold by East Mesa Senior Living Limited Partnership to a third party for net proceeds of $13.8 million, resulting in a gain of $7.4 million net of the writeoff of deferred financing fees of $170,650. A portion of the proceeds were used to repay the mortgage note payable on the Springs of East Mesa.

  All significant intercompany accounts and transactions have been eliminated in combination.

RESIDENT FEES REVENUE

  Resident fees revenue is recorded when services are rendered and consist of fees for basic housing, support services and fees associated with additional services such as personalized health and assisted living care.

REAL ESTATE

  At December 31, 1995, the Properties were carried at cost which was not in excess of net realizable value as determined by management. In March 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of," under which the Partnerships would be required to recognize impairment losses for the Properties when indicators of impairment are present and the Properties' expected undiscounted cash flows are not sufficient to recover the Properties' carrying value. The Partnerships adopted Statement No. 121 effective January 1, 1996 with no impact on the accompanying combined financial statements.

  Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. Significant renovations and improvements which improve and/or extend the useful life of the asset are capitalized and depreciated over their estimated useful life.

  Depreciation is calculated using the straight-line method over the estimated useful lives of assets, which are as follows:

      Buildings...................................................... 40 years
      Building improvements and furniture and equipment.............. 5-10 years

                             ACTIVELIFE FACILITIES
              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
CASH AND CASH EQUIVALENTS

  The Partnerships consider all cash accounts and money market funds and certificates of deposit with an original maturity of three months or less when purchased to be cash and cash equivalents.

DEFERRED FINANCING FEES

  Deferred financing fees are amortized using the straight-line method over the term of the mortgage notes payable.

INCOME TAXES

  The Partnerships pay no income taxes and the income or loss from the Partnerships is includable on the respective federal income tax returns of the partners.

USE OF ESTIMATES

  The preparation of the combined financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the combined financial statements and accompanying notes. Actual results could differ from those estimates.

2. CASH--RESTRICTED

  In accordance with mortgage note payable agreements described in Note 3, the Partnerships are required to maintain escrow deposits for real estate taxes, repairs, and other operating activities.

3. LONG-TERM DEBT

                                                              DECEMBER 31,
                                                         -----------------------
                                                            1995        1996
MORTGAGE NOTES PAYABLE
Fixed rate mortgage notes payable issued by local
 municipalities (A) (B)................................  $28,672,794 $28,430,113
Mortgage note payable, financial institution, interest
 at 8.25% per annum with monthly principal and interest
 assuming a 25 year amortization period, with a lump-
 sum payment at maturity in March 2004. (A) (C)........    5,423,890         --
Interest reduction loan provided by Housing and
 Redevelopment Authority of Edina, Minnesota (HRA) (A)
 (D)...................................................    2,249,223   2,613,026
                                                         ----------- -----------
                                                         $36,345,907 $31,043,139
                                                         =========== ===========

---------------------
(A) Mortgage notes payable are collateralized by the Partnerships' real estate assets.

(B) The notes bear interest at 8% ($15,264,543 and $15,105,842 at December 31, 1995 and 1996, respectively) and 8.525% ($13,408,251 and $13,324,270 at
    December 31, 1995 and 1996, respectively, with monthly principal and interest payments through maturity in 2027.

(C) On December 27, 1996 the mortgage note was repaid from proceeds from the sale of the Springs of East Mesa. In February 1994, the mortgage note payable was refinanced resulting in an extraordinary loss on extinguishment of debt of $304,407.
(D) The Elderly Housing Interest Reduction Agreement (arising out of tax increment financing) between the HRA and the Partnership provides that the HRA will make loans upon request of the Partnership in monthly installments to the Partnership totaling $170,000 each year for a period of 20 years, commencing in 1987, for the payment of interest on the mortgage note payable issued by HRA. The loan bears interest at the greater of 12-1/2% simple interest per annum or the statutory minimum, as defined, and shall be payable

                             ACTIVELIFE FACILITIES
              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)

   with interest at maturity. Included in the balance is accrued interest of $789,112 and $982,915 at December 31, 1995 and 1996, respectively. Advances plus all unpaid interest are payable in one installment due 20 years after the anniversary date of the last payment request on the loan.

The aggregate amount of all principal payments for the mortgage notes payable are as follows:

             YEAR ENDED DECEMBER 31,
             1997......................... $   263,328
             1998.........................     285,904
             1999.........................     309,959
             2000.........................     336,211
             2001.........................     364,696
             Thereafter...................  29,483,041
                                           -----------
                                           $31,043,139
                                           ===========

  Total interest paid on the mortgage notes payable was $2,841,721, $2,825,085, and $2,831,554 for the years ended December 31, 1994, 1995, and
1996, respectively.

4. RELATED PARTY TRANSACTIONS

  In connection with the organization of the Partnerships and the development and financing of the Properties, AMC is entitled to payments and fees for various services provided. Such amounts incurred for the years ended December 31, 1994, 1995, and 1996 are summarized as follows:

                                                       YEAR ENDED DECEMBER 31
                                                     --------------------------
                                                       1994     1995     1996
      Property management fees (a).................. $701,054 $755,130 $784,620
      Development fees (b)..........................  175,405  224,142  135,249
      Sales commissions(c)..........................      --       --   727,500

--------------------
(a) AMC is entitled to the following management fees:
  .Base fees range from 3% to 4% of gross revenue or the greater of 5% of monthly gross revenue or $5000.
  . Incentive fees range from 1% to 3% of gross revenue and 29% of cash flow from operations, as defined. The payment of incentive fees is subject to available cash and distributions to partners equal to certain levels of return on capital, as defined.
(b) AMC and affiliated entities are entitled to fees for services rendered in connection with the identification, financings, computer usage and leasing of the Properties.

(c) As part of the sale of the Springs of East Mesa on December 27, 1996, the general partner of the East Mesa Senior Living Limited Partnership received a sales commission equal to 5% of sales price which was included in calculating the gain on sale of property. The payment of the sales commission was consented to by the limited partners of this partnership.

  Amounts due to affiliates are for amounts due for the above fees and advances made by affiliates and are non-interest bearing and payable upon demand from available cash.

5. FAIR VALUES OF FINANCIAL INSTRUMENTS

  Cash and cash equivalents, cash-restricted and fixed rate mortgage notes payable are reflected in the accompanying combined balance sheets at amounts considered by management to reasonably approximate fair value. Management estimates the fair value of its long-term fixed rate notes payable generally using discounted cash flow analysis based upon AMC's current borrowing rate for debt with similar maturities.

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Brookdale Living Communities, Inc.

  We have audited the accompanying balance sheet of the Gables at Brighton Associates (the "Partnership") as of December 31, 1995 and the related statements of income, changes in partners' capital and cash flows for each of the two years in the period ended December 31, 1996. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Gables at Brighton Associates at December 31, 1995, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Chicago, Illinois

February 18, 1997

                         GABLES AT BRIGHTON ASSOCIATES

                               BALANCE SHEET

                                                                DECEMBER 31,
                                                                    1995
ASSETS
Current assets:
Cash.......................................................... $   562,453
Other.........................................................      99,692
                                                               -----------
Total current assets..........................................     662,145
Real estate, at cost:
Land..........................................................     702,666
Building and improvements.....................................   6,873,764
Furniture and equipment.......................................     399,591
                                                               -----------
                                                                 7,976,021
Accumulated depreciation......................................  (2,188,848)
                                                               -----------
                                                                 5,787,173
                                                               -----------
Total assets.................................................. $ 6,449,318
                                                               ===========
LIABILITIES AND PARTNERS' CAPITAL
Current liabilities:
Accounts payable and accrued expenses......................... $    44,840
Tenant security deposits......................................     226,254
Due to affiliate..............................................       8,165
Other.........................................................     123,518
                                                               -----------
Total current liabilities.....................................     402,777
Partners' capital.............................................   6,046,541
                                                               -----------
Total liabilities and partners' capital....................... $ 6,449,318
                                                               ===========



                       See notes to financial statements.

                         GABLES AT BRIGHTON ASSOCIATES
                              STATEMENTS OF INCOME

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                          ---------------------
                                                             1995       1996
REVENUE
Resident fees............................................ $2,638,072 $2,742,751
EXPENSES
Facility operating.......................................  1,485,766  1,490,914
Real estate taxes........................................    227,562    223,291
Depreciation.............................................    292,334    295,025
Property management fee--affiliate.......................    107,975    115,003
                                                          ---------- ----------
Total expenses...........................................  2,113,637  2,124,233
                                                          ---------- ----------
Income before gain on sale of property...................    524,435    618,518
Gain on sale of property.................................        --   4,856,981
                                                          ---------- ----------
Net income............................................... $  524,435 $5,475,499
                                                          ========== ==========






                       See notes to financial statements.

                         GABLES AT BRIGHTON ASSOCIATES
                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

Partners' capital at January 1, 1995 .............................. $ 6,247,080
  Distributions....................................................    (724,974)
  Net income.......................................................     524,435
                                                                    -----------
Partners' capital at December 31, 1995 ............................   6,046,541
  Distributions.................................................... (11,522,040)
  Net income.......................................................   5,475,499
                                                                    -----------
Partners' capital at December 31, 1996............................. $       --
                                                                    ===========







                       See notes to financial statements.

                         GABLES AT BRIGHTON ASSOCIATES
                            STATEMENTS OF CASH FLOWS

                                                            YEAR ENDED
                                                           DECEMBER 31,
                                                       ----------------------
                                                         1995        1996
OPERATING ACTIVITIES
Net income............................................ $ 524,435  $ 5,475,499
Adjustments to reconcile net income to net cash
 provided by operating activities:
  Depreciation........................................   292,334      295,025
  Gain on sale of property............................       --    (4,856,981)
  Changes in operating assets and liabilities:
    Decrease in other assets..........................       486       99,692
    Decrease in accounts payable and accrued expenses.    (9,979)     (44,840)
    Increase in tenant security deposits..............    12,175     (226,254)
    Decrease in due to affiliate......................    (1,748)      (8,165)
    Increase (decrease) in other liabilities..........    83,111     (123,518)
                                                       ---------  -----------
Net cash provided by operating activities.............   900,814      610,458
INVESTING ACTIVITIES
Proceeds from sale of property........................       --    10,418,887
Additions to real estate..............................   (54,059)     (69,758)
                                                       ---------  -----------
Net cash (used in) provided by investing activities...   (54,059)  10,349,129
                                                       ---------  -----------
FINANCING ACTIVITIES
Distributions to partners.............................  (724,974) (11,522,040)
                                                       ---------  -----------
Cash used in financing activities.....................  (724,974) (11,522,040)
                                                       ---------  -----------
Net increase (decrease) in cash.......................   121,781     (562,453)
Cash at beginning of year.............................   440,672      562,453
                                                       ---------  -----------
Cash at end of year................................... $ 562,453  $       --
                                                       =========  ===========





                       See notes to financial statements.

                         GABLES AT BRIGHTON ASSOCIATES
                    NOTES TO COMBINED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

  Gables at Brighton Associates (the "Partnership") is a general partnership that owned, operated, and managed an assisted living facility known as The Gables at Brighton ("Property") located in Rochester, New York. On December 27, 1996 the Property was sold by the Partnership to a third party for net proceeds of $10.4 million, resulting in a gain of $4.9 million. As of December 31, 1996 the proceeds from the sale have been distributed to the partners and the Partnership has no assets or liabilities at that date.

RESIDENT FEE REVENUE

  Resident fee revenue was recorded when services were rendered and consisted of fees for basic housing, support services and fees associated with additional services such as personalized health and assisted living care.

REAL ESTATE

  Expenditures for ordinary maintenance and repairs were expensed to operations as incurred. Significant renovations and improvements which improve and/or extend the useful life of the asset were capitalized and depreciated over their estimated useful life. Interest incurred during construction periods was capitalized as a component of the building cost.

  Depreciation was calculated using the straight-line method over the estimated useful lives of assets, which were as follows:

             Building and improvements.. 20-27.5 years
             Furniture and equipment....     5-7 years

INCOME TAXES

  The Partnership pays no income taxes and the income or loss from the Partnership is includable on the respective federal income tax returns of the partners.

USE OF ESTIMATES

  The preparation of the financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. RELATED PARTY TRANSACTIONS

  In connection with the operation of the Property, an affiliate of one of the partners was entitled to management fees equal to 2.5% of resident fees and 5% of cash flows, as defined. Amounts due to affiliate are for amounts due for the above fees and are non-interest bearing and payable upon demand.

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors of
Brookdale Living Communities, Inc.

  We have audited the accompanying combined balance sheets of the Park Place Facilities as of December 31, 1995 and 1996 and the related combined statements of operations, changes in partners' capital/owners' equity and cash flows for each of the two years in the period ended December 31, 1996. These financial statements are the responsibility of the Park Place Facilities' management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the Park Place Facilities at December 31, 1995 and 1996, and the combined results of its operations and its cash flows for each of the two years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Chicago, Illinois

February 18, 1997

                           PARK PLACE FACILITIES
                            COMBINED BALANCE SHEETS

                                                            DECEMBER 31,
                                                       -----------------------
                                                          1995        1996
ASSETS
Current assets:
Cash and cash equivalents............................. $  536,798  $   269,913
Cash--restricted......................................     46,976       50,594
                                                       ----------  -----------
Total current assets..................................    583,774      320,507
Real estate, at cost:
Land..................................................    285,168      285,168
Buildings and improvements............................  4,944,247    9,271,066
Furniture and equipment...............................    500,058    1,176,323
Construction-in-progress..............................  2,784,825          --
                                                       ----------  -----------
                                                        8,514,298   10,732,557
Accumulated depreciation..............................   (871,146)  (1,344,130)
                                                       ----------  -----------
                                                        7,643,152    9,388,427
Deferred financing fees, net of accumulated
 amortization of $13,548 at
 December 31, 1996....................................        --       134,250
Other.................................................      4,017      197,885
                                                       ----------  -----------
Total assets.......................................... $8,230,943  $10,041,069
                                                       ==========  ===========
LIABILITIES AND PARTNERS' CAPITAL/OWNERS' EQUITY
Current liabilities:
Mortgage notes payable................................ $  242,904  $ 4,883,439
Accounts payable and accrued expenses.................     59,465      188,614
Tenant security deposits..............................     21,600       36,500
                                                       ----------  -----------
Total current liabilities.............................    323,969    5,108,553
Mortgage notes payable................................  5,489,411    3,286,888
                                                       ----------  -----------
Total liabilities.....................................  5,813,380    8,395,441
Partners' capital/owners' equity......................  2,417,563    1,645,628
                                                       ----------  -----------
Total liabilities and partners' capital/owners'
 equity............................................... $8,230,943  $10,041,069
                                                       ==========  ===========



                  See notes to combined financial statements.

                           PARK PLACE FACILITIES
                       COMBINED STATEMENTS OF OPERATIONS

                                                         YEAR ENDED DECEMBER
                                                                 31,
                                                        ----------------------
                                                           1995        1996
REVENUE
Resident fees.......................................... $1,130,722  $2,200,534
EXPENSES
Facility operating.....................................    593,593   1,494,178
Real estate taxes......................................     61,675      67,628
Depreciation and amortization..........................    239,405     486,532
Interest...............................................    193,303     477,520
Property management fee--affiliate.....................     55,688     131,047
                                                        ----------  ----------
Total expenses.........................................  1,143,664   2,656,905
                                                        ----------  ----------
Net loss............................................... $  (12,942) $ (456,371)
                                                        ==========  ==========




                  See notes to combined financial statements.

                           PARK PLACE FACILITIES

    COMBINED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL/OWNERS' EQUITY

                                 PARK PLACE
                             GENERAL PARTNERSHIP PARK PLACE II, LLC   TOTAL
                             ------------------- ------------------ ----------
Partners'
 capital/owners'equity at
 January 1, 1995............      $805,505           $      --      $  805,505
  Contributions.............           --             1,650,000      1,650,000
  Distributions.............       (25,000)                 --         (25,000)
  Net income (loss).........       (23,506)              10,564        (12,942)
                                  --------           ----------     ----------
Partners'
 capital/owners'equity at
 December 31, 1995..........       756,999            1,660,564      2,417,563
  Distributions.............       (25,000)            (290,564)      (315,564)
  Net income (loss).........        95,958             (552,329)      (456,371)
                                  --------           ----------     ----------
Partners'
 capital/owners'equity at
 December 31, 1996..........      $827,957           $  817,671     $1,645,628
                                  ========           ==========     ==========




                  See notes to combined financial statements.

                           PARK PLACE FACILITIES
                       COMBINED STATEMENTS OF CASH FLOWS

                                                      YEAR ENDED DECEMBER 31,
                                                      ------------------------
                                                         1995         1996
OPERATING ACTIVITIES
Net loss............................................  $   (12,942) $  (456,371)
Adjustments to reconcile net loss to net cash
 provided by (used in) operating activities:
  Depreciation and amortization.....................      239,405      486,532
  Changes in operating assets and liabilities:
    Increase in cash-restricted.....................      (19,528)      (3,618)
    Increase in other assets........................       (1,640)    (193,868)
    Increase in accounts payable and accrued
     expenses.......................................       49,107      129,149
    Increase in tenant security deposits............          600       14,900
                                                      -----------  -----------
Net cash provided by (used in) operating activities.      255,002      (23,276)
INVESTING ACTIVITIES
Additions to real estate............................   (2,839,186)  (2,218,259)
                                                      -----------  -----------
Cash used in investing activities...................   (2,839,186)  (2,218,259)
FINANCING ACTIVITIES
Repayment of mortgage notes payable.................     (381,091)    (242,904)
Proceeds from mortgage note payable.................    1,771,648    2,680,916
Increase in deferred financing costs................          --      (147,798)
Contributions from partners.........................    1,650,000          --
Distributions to partners...........................      (25,000)    (315,564)
                                                      -----------  -----------
Net cash provided by financing activities...........    3,015,557    1,974,650
                                                      -----------  -----------
Net increase (decrease) in cash.....................      431,373     (266,885)
Cash and cash equivalents at beginning of year......      105,425      536,798
                                                      -----------  -----------
Cash and cash equivalents at end of year............  $   536,798  $   269,913
                                                      ===========  ===========


                  See notes to combined financial statements.

                          PARK PLACE FACILITIES
                    NOTES TO COMBINED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

  The Park Place Facilities ("Park Place") represents a combination of a general partnership and a limited liability corporation described below ("Ownership Entities") that own, operate, and manage assisted living facilities ("Properties"). The Properties are under the common management of Senior Living Management Services ("SLM"). A principal of SLM also has ownership interests in the Ownership Entities. Pursuant to the formation transactions more fully described elsewhere in this Registration Statement and Prospectus, the Park Place Facilities will be owned and operated by a newly formed corporation Brookdale Living Communities, Inc. (the "Company"), whose shares are being registered pursuant to this Registration Statement.

  The Ownership Entities and Properties owned and operated by SLM are as follows:

         PARTNERSHIP                    PROPERTY                  LOCATION
Park Place General Partnership     Park Place Phase I        Spokane, Washington
Park Place II, LLC                 Park Place Phase II       Spokane, Washington

  The combined financial statements include the operations of Park Place Phase I from January 1, 1995 and Park Place Phase II from February 1996 (facility commenced operations--special care facility in February 1996 and assisted living facility in May 1996). All significant intercompany accounts and transactions have been eliminated in combination.

RESIDENT FEES REVENUE

  Resident fees revenue is recorded when services are rendered and consist of fees for basic housing, support services and fees associated with additional services such as personalized health and assisted living care.

REAL ESTATE

  At December 31, 1995, the Properties were carried at cost which was not in excess of net realizable value as determined by management. In March 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of," under which the Partnerships would be required to recognize impairment losses for the Properties when indicators of impairment are present and the Properties' expected undiscounted cash flows are not sufficient to recover the Properties' carrying value. The Partnerships adopted Statement No. 121 effective January 1, 1996 with no impact on the accompanying combined financial statements.

  Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. Significant renovations and improvements which improve and/or extend the useful life of the asset are capitalized and depreciated over their estimated useful life. Interest and other direct costs incurred during construction periods are capitalized as a component of building cost.

  Depreciation is calculated using straight-line and accelerated methods over the estimated useful lives of assets, which are as follows:

      Buildings and improvements.................................. 27.5-39 years
      Furniture and equipment..................................... 5-7 years

CASH AND CASH EQUIVALENTS

  The Ownership Entities consider all cash accounts and money market funds and certificates of deposit with an original maturity of three months or less when purchased to be cash and cash equivalents.

                          PARK PLACE FACILITIES
              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)

DEFERRED FINANCING FEES

  Deferred financing fees are amortized using the straight-line method over the term of the mortgage notes payable.

INCOME TAXES

  The Ownership Entities pay no income taxes and the income or loss from the Ownership Entities is includable on the respective federal income tax returns of the partners/members.

USE OF ESTIMATES

  The preparation of the combined financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the combined financial statements and accompanying notes. Actual results could differ from those estimates.

2. CASH--RESTRICTED

  In accordance with mortgage note payable agreements described in Note 3, the Ownership Entities are required to maintain escrow deposits for real estate taxes, repairs, and other operating activities.

3. LONG-TERM DEBT

                                                            DECEMBER 31,
                                                        ---------------------
                                                           1995       1996
MORTGAGE NOTES PAYABLE
Fixed rate mortgage notes payable, financial
 institution, interest at 3.25% with monthly principal
 and interest payments through maturity in 2012. (A)... $3,513,852 $3,365,758
Mortgage note payable, financial institution, interest
 at prime plus 1% per annum payable monthly, with a
 lump-sum payment at maturity in May, 1997. (A)........  1,771,648  4,452,564
Notes payable various individuals, are unsecured and
 bear interest at prime plus 1% per annum with monthly
 principal and interest payments through maturities in
 1997 through 1999.....................................    446,815    352,005
                                                        ---------- ----------
                                                        $5,732,315 $8,170,327
                                                        ========== ==========

---------------------

(A) Mortgage notes payable are collateralized by the Ownership Entities real estate assets.


The aggregate amount of all principal payments for the mortgage notes payable are as follows:

             YEAR ENDED DECEMBER 31,
             1997.......................... $4,883,439
             1998..........................    204,409
             1999..........................    248,425
             2000..........................    184,203
             2001..........................    190,280
             Thereafter....................  2,459,571
                                            ----------
                                            $8,170,327
                                            ==========

  Total interest incurred and paid on the mortgage notes and other notes payable was $193,303 and $510,813 for the years ended December 31, 1995, and 1996, respectively, of which $33,293 was capitalized in 1996.

                          PARK PLACE FACILITIES
              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)

4. RELATED PARTY TRANSACTIONS

  In connection with the organization of the Ownership Entities and the development and financing of the Properties, SLM and certain ownership members are entitled to payments and fees for various services provided. Such amounts incurred for the years ended December 31, 1995, and 1996 are summarized as follows:

                                                        YEAR ENDED DECEMBER 31
                                                        -----------------------
                                                           1995        1996
      Property management fees (a)..................... $    55,688 $   131,047
      Development fees(b)..............................     550,000         --

---------------------

(a) SLM is entitled to the following management fees:

  .Base fees range from the greater of 5% of monthly gross revenue or $5,000 up to 95% occupancy.

  . Incentive fees are 12% of incremental gross revenue, as defined at occupancy over 95%.

(b) Certain ownership members of the Park Place II, LLC received development fees of $550,000 related to the development and financing of Park Place Phase II. These fees were capitalized as a component of real estate costs.


5. FAIR VALUES OF FINANCIAL INSTRUMENTS

  Cash and cash equivalents, cash-restricted, fixed and variable rate mortgage notes payable and other variable rate notes payable are reflected in the accompanying combined balance sheets at amounts considered by management to reasonably approximate fair value. Management estimates the fair value of its long-term fixed rate notes payable generally using discounted cash flow analysis based upon SLM's current borrowing rate for debt with similar maturities.

                        REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
Brookdale Living Communities, Inc.

  We have audited the accompanying consolidated balance sheet of BLC Property, Inc. and subsidiaries, a Delaware corporation, as of December 31, 1996 and the related consolidated statements of operations, stockholder's equity and cash flows for the period from December 12, 1996 (inception) to December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statements provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BLC Property, Inc. and subsidiaries at December 31, 1996, and the consolidated results of their operations and their cash flows for the period from December 12, 1996 (inception) to December 31, 1996 in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Chicago, Illinois

February 18, 1997

                    BLC PROPERTY, INC. AND SUBSIDIARIES

                        CONSOLIDATED BALANCE SHEET

                             DECEMBER 31, 1996

ASSETS
Current assets:
Cash............................................................... $  185,742
Accounts receivable................................................     21,696
Prepaid rent and other.............................................    760,185
                                                                    ----------
Total current assets...............................................    967,623
Deferred costs.....................................................    231,722
Other..............................................................      6,317
                                                                    ----------
Total assets....................................................... $1,205,662
                                                                    ==========
LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
Prepaid sublease rent-affiliate.................................... $  490,834
Prepaid tenant rent................................................    124,889
Accrued real estate taxes..........................................     34,958
Accounts payable and accrued expenses..............................    126,994
Tenant security deposits...........................................    306,531
Due to affiliate...................................................    117,258
Other..............................................................      3,879
                                                                    ----------
Total current liabilities..........................................  1,205,343
Stockholder's equity:
Common Stock, $.01 par value, 100 shares authorized, issued and
 outstanding.......................................................          1
Additional paid-in capital.........................................        999
Retained deficit...................................................       (681)
                                                                    ----------
Total stockholder's equity.........................................        319
                                                                    ----------
Total liabilities and stockholder's equity......................... $1,205,662
                                                                    ==========

              See notes to consolidated financial statements.

                    BLC PROPERTY, INC. AND SUBSIDIARIES

                   CONSOLIDATED STATEMENT OF OPERATIONS

                 PERIOD FROM DECEMBER 12, 1996 (INCEPTION)

                           TO DECEMBER 31, 1996

REVENUE
Resident fees......................................................... $83,962
EXPENSES
Facility operating....................................................  50,459
Real estate taxes.....................................................   3,843
Rent..................................................................  30,795
                                                                       -------
Total expenses........................................................  85,097
                                                                       -------
Loss before income taxes..............................................  (1,135)
Income tax benefit....................................................     454
                                                                       -------
Net loss.............................................................. $  (681)
                                                                       =======

              See notes to consolidated financial statements.

                    BLC PROPERTY, INC. AND SUBSIDIARIES

              CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY

      PERIOD FROM DECEMBER 12, 1996 (INCEPTION) TO DECEMBER 31, 1996

                                          ADDITIONAL PAID-IN
                                               CAPITAL
                          COMMON STOCK  ----------------------
                          -------------  PAID-IN      NOTE      RETAINED
                          SHARES AMOUNT  CAPITAL   RECEIVABLE   EARNINGS TOTAL
                          ------ ------ ---------- -----------  -------- ------
Issuance of common
 stock..................   100     $1   $      999 $       --    $ --    $1,000
Additional contribution.   --     --     8,543,911  (8,543,911)    --       --
Net loss for the period.   --     --           --          --     (681)    (681)
                           ---    ---   ---------- -----------   -----   ------
Balance at December 31,
 1996...................   100     $1   $8,544,910 $(8,543,911)  $(681)  $  319
                           ===    ===   ========== ===========   =====   ======

              See Notes to consolidated financial statements.

                    BLC PROPERTY INC. AND SUBSIDIARIES

                   CONSOLIDATED STATEMENT OF CASH FLOWS

      PERIOD FROM DECEMBER 12, 1996 (INCEPTION) TO DECEMBER 31, 1996

OPERATING ACTIVITIES
Net loss...........................................................  $    (681)
Adjustments to reconcile net loss to net cash provided by operating activities
  Increases in operating assets and liabilities:
    Accounts receivable............................................    (21,696)
    Prepaid rent and other.........................................   (760,185)
    Deferred costs.................................................   (231,722)
    Other assets...................................................     (6,317)
    Prepaid sublease rent-affiliate................................    490,834
    Prepaid tenant rent............................................    124,889
    Accrued real estate taxes......................................     34,958
    Accounts payable and accrued expenses..........................    126,994
    Tenant security deposits.......................................    306,531
    Other current liabilities......................................      3,879
                                                                     ---------
Net cash provided by operating activities..........................     67,484
FINANCING ACTIVITIES
  Proceeds from issuance of common stock...........................      1,000
  Increase due to affiliate........................................    117,258
                                                                     ---------
Cash provided by financing activities..............................    118,258
                                                                     ---------
Net increase in cash and cash at end of period.....................  $ 185,742
                                                                     =========

              See notes to consolidated financial statements.

                   BLC PROPERTY, INC. AND SUBSIDIARIES

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            DECEMBER 31, 1996

1. ORGANIZATION

  BLC Property, Inc. (the "Company") was incorporated in Delaware under the Delaware General Corporation Law on December 12, 1996. The Company was formed in order to consolidate and expand the senior and assisted living facilities owned and operated by The Prime Group, Inc. and its affiliates ("PGI"). Pursuant to the formation transactions more fully described elsewhere in this Registration Statement and Prospectus, the Company will be operated by a newly formed corporation, Brookdale Living Communities, Inc. ("Brookdale"), whose shares are being registered pursuant to this Registration Statement.

  The Company formed the following wholly owned subsidiaries (collectively-- the Operating Subsidiaries):

    Brookdale Living Communities of Illinois, Inc.

    Brookdale Living Communities of Arizona, Inc.

    Brookdale Living Communities of New York, Inc.

  The Company began leasing the following properties (Leased Facilities) on December 27, 1996 (see Note 4):

      PROPERTY                                     PREVIOUS OWNER
      --------                                     --------------
      The Hallmark.................. Hallmark Partners, L.P.
                                      (Original Facilities)
      Springs of East Mesa.......... East Mesa Senior Living Limited Partnership
                                      (Activelife Facilities)
      The Gables at Brighton........ Gables at Brighton Associates

  The Company has subleased The Hallmark to Hallmark Partners, L.P. (see Note
4). The previous owners and related financial statements are more fully described elsewhere in this Registration Statement and Prospectus.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentation

  The consolidated financial statements includes the operations of the Company and the Operating Subsidiaries for the period from December 12, 1996 (inception) to December 31, 1996. All significant intercompany accounts and transactions have been eliminated in consolidation.

 Resident Fee Revenue

  Resident fee revenue is recorded when services are rendered and consist of fees for basic housing, support services and fees associated with additional services such as personalized health and assisted living care.

 Deferred Costs

  Deferred leasing costs are amortized using the straight-line method over the term of the related leases. Deferred organization costs are amortized using the straight-line method over five years.

 Income Taxes

  The Company and its wholly owned subsidiaries file federal and certain state income tax returns on a consolidated basis.

                   BLC PROPERTY, INC. AND SUBSIDIARIES

USE OF ESTIMATES

  The preparation of the consolidated financial statements in accordance with generally accepted accounting principals requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

3. DEFERRED COST

  Deferred costs consist of the following:

           Deferred leasing......................... $187,243
           Deferred organization....................   44,479
                                                     --------
                                                     $231,722
                                                     ========

  No amortization expense was recorded in 1996.

4. LEASES

  BLC entered into a lease agreement (Lease Agreement) with Health and Retirement Properties Trust (HRPT), to lease the Leased Facilities. The Lease Agreement has an initial term of 23 years with options to extend the term for two consecutive 25 year terms and requires monthly payments ranging from $692,709 to $802,084. The Lease Agreement also requires additional rent beginning in 1999 related to increases in revenue, as defined, generated by the Leased Facilities. Future minimum annual rental expense to be recorded over the term of the Lease Agreement is $9,510,877. Included in prepaid rent and other at December 31, 1996 is $692,709 of prepaid rent related to these leases. Included in other liabilities at December 31, 1996 is $13,309 for the effect of straight-lining of rental payments in 1996, net of $9,430 for the effect of straight-lining sublease rental payments in 1996 described below.

  The Lease Agreement provides for various operating covenants including that the Company maintain a tangible net worth equal to one year's minimum rent. The Lease Agreement provides that any demand notes receivable from the Company's stockholder can be included in calculating tangible net worth (see
Note 5).

  The Company has subleased The Hallmark to Hallmark Partners, L.P., an affiliate of PGI, under comparable lease terms with monthly lease payments ranging from $490,834 to $568,334 over the life of the lease. Future minimum annual sublease rental income to be recorded over the life of the sublease agreement is $6,739,136. Included in prepaid sublease rent-affiliate at December 31, 1996 is $490,834 of prepaid rent from this sublease.

  Rent expense in the consolidated statement of operations is recorded net of sublease income of $74,875 received from the above sublease.

5. NOTE RECEIVABLE--STOCKHOLDER

  As described in Note 4 the Company is required to maintain a minimum net worth equal to one year of minimum rental payments. The Company's stockholder has provided a capital contribution evidenced by a note. The note bears interest at prime, per annum, and is due on demand. The balance of the note receivable will be adjusted as necessary for the Company to maintain the minimum net worth requirement of the Lease Agreement.

6. INCOME TAXES

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

                   BLC PROPERTY, INC. AND SUBSIDIARIES

7. RELATED PARTY TRANSACTIONS

  Amounts due to affiliates are advances made by affiliates that bear interest at prime rate and are due on the earlier of the closing of Brookdale's initial public offering or January 1, 1998. Payments of amounts due to affiliates are subordinated to payments required under the Lease Agreement.

8. EMPLOYEE BENEFIT PLAN

  The Company established 401(k) plans for all employees that meet minimum employment criteria. The plans provide that the participants may defer up to 15% of their eligible compensation on a pre-tax basis subject to certain maximum amounts. The Company will contribute an additional 25% of the employee's contribution to the plan, up to $500 per employee per annum. Employees are always 100% vested in their own contributions and vested in Company contributions over five years. The Company made no contributions for the period ended December 31, 1996.

9. FAIR VALUES OF FINANCIAL INSTRUMENTS

  Cash and the variable rate note receivable-stockholder are reflected in the accompanying consolidated balance sheet at amounts considered by management to reasonably approximate fair value.

                                    [PHOTOS]

  [The inside back cover page will contain color photographs and captions. The photographs will consist of an outside view of each of the facilities expected to be managed by the Company together with a corresponding caption identifying such facility by name and the city of its location. In addition, the inside back cover page will contain several photographs of residents in various settings, in each case without captions.]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDER-WRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SO-LICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR SO-LICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE COMMON STOCK OFFERED HEREBY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                 ------------

                               TABLE OF CONTENTS

                                                                            PAGE
Prospectus Summary........................................................    3
Risk Factors..............................................................    6
The Company and the Formation.............................................   13
Use of Proceeds...........................................................   14
Dividend Policy...........................................................   14
Capitalization............................................................   15
Dilution..................................................................   16
Selected Financial Data...................................................   17
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   19
Business..................................................................   25
Management................................................................   36
Certain Transactions......................................................   41
Principal Stockholders....................................................   43
Description of Capital Stock..............................................   44
Shares Eligible for Future Sale...........................................   47
Underwriting..............................................................   49
Legal Matters.............................................................   50
Experts...................................................................   50
Additional Information....................................................   50
Index to Financial Statements.............................................  F-1

                                 ------------

  UNTIL            , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPAT-ING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             5,000,000 SHARES

                                      LOGO

                                  COMMON STOCK


                               ----------------
                                   PROSPECTUS
                               ----------------

                     FRIEDMAN, BILLINGS, RAMSEY & CO., INC.

                                     , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the various costs and expenses in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions. The Company will bear all of such expenses. All amounts are estimated except for the Securities and Exchange Commission ("SEC") registration fee, the National Association of Securities Dealers, Inc. ("NASD") filing fee and the Nasdaq National Market listing fee.

      SEC registration fee......................................... $    42,134
      NASD filing fee..............................................      12,719
      Nasdaq National Market listing fee...........................      *
      Blue sky fees and expenses (including attorneys' fees and
       expenses)...................................................      30,000
      Accounting fees and expenses.................................      *
      Legal fees and expenses......................................      *
      Printing and engraving expenses..............................      *
      Transfer agent and registrar's fees..........................      *
                                                                    -----------
          Total.................................................... $3,500,000
                                                                    ===========

---------------------
*  To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Under Section 145 of the General Corporation Law of the State of Delaware ("Section 145"), a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation's request, in such capacities with another enterprise, against expenses (including attorneys' fees), as well as judgments, fines and settlements in non-derivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. Section 145 provides, however, that such person must have acted in good faith and in a manner he or she reasonably believed to be in (or not opposed to) the best interests of the corporation, and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, Section 145 does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for expenses the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended.

  The Company's Amended and Restated By-laws (the "By-laws") provide for mandatory indemnification of directors and officers generally to the same extent authorized by Section 145. Under the By-laws, the Company shall advance expenses incurred by an officer or director in defending any such action if the director or officer undertakes to repay such amount if it is determined that he or she is not entitled to indemnification.

  The Company maintains directors' and officers' liability insurance.

  The Company also intends to enter into indemnification agreements with each of the Company's directors and certain of its officers. The indemnification agreements will require, among other things, that the Company indemnify such directors and officers to the fullest extent permitted by law, and advance to such directors and officers all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. The Company also must indemnify and advance all expenses incurred by such directors and officers seeking to enforce their rights under the indemnification agreements and cover such directors and officers under the Company's directors' and officers' liability insurance.

  The Company's Restated Certificate of Incorporation provides that the Company's directors will not be personally liable to the Company or its stockholders for monetary damages resulting from breaches of their fiduciary duty as directors, except (a) for any breach of the directors' duty of loyalty to the Company or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(c) under Section 174 of the General Corporation Law of the State of Delaware, which makes directors liable for unlawful payments of dividends or unlawful stock repurchases or redemptions, or (d) for transactions from which directors derive improper personal benefit.

  The Underwriting Agreement provides for indemnification by the Underwriters of the directors, officers and controlling persons of the Company against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), under certain circumstances.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  The following sets forth certain information as to all securities sold by the Company within the last three years that were not registered under the Securities Act. As to all such transactions, an exemption is claimed under
Section 4(2) of the Securities Act.

  On September 4, 1996, the Company issued 100 shares of Common Stock to Michael W. Reschke for $10.00 per share, or an aggregate purchase price of $1,000. This Common Stock was purchased solely for investment purposes to facilitate the organization of the Company. Upon completion of the Offering, all of the shares so acquired by Mr. Reschke will be redeemed by the Company for an aggregate redemption price of $1,000.

  Simultaneously with the completion of the Offering, the Company also will issue 2,071,334 shares of Common Stock to PGI in exchange for all of the capital stock of BLC, its interests in the Heritage and the Devonshire facilities and the operations relating to its senior and assisted living division and 328,666 shares of Common Stock to Mark J. Schulte in exchange for his interests in PGI's senior and assisted living division.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) EXHIBITS.

  EXHIBIT
  NUMBER                                DESCRIPTION
  -------                               -----------
  1.1*     Form of Underwriting Agreement
  3.1*     Form of Restated Certificate of Incorporation of the Company
  3.2*     Form of Amended and Restated By-laws of the Company
  4.1*     Form of certificate representing Common Stock of the Company
  5.1*     Opinion of Winston & Strawn regarding legality of shares being reg-
           istered
 10.1*     Form of Formation Agreement by and among the Company, PGI and Mark
           J. Schulte
 10.2*     Form of Space Sharing Agreement by and between the Company and PGI
 10.3*     Form of Registration Rights Agreement by and between the Company and
           PGI
 10.4*     Form of Voting Agreement by and between the Company and PGI
 10.5*     Form of Non-Compete Agreement by and among the Company, PGI and
           Michael W. Reschke
 10.6+     Subscription Agreement dated September 4, 1996 by and between the
           Company and Michael W. Reschke
 10.7*     Form of Employment Agreement by and between the Company and Michael
           W. Reschke
 10.8*     Form of Employment Agreement by and between the Company and Mark J.
           Schulte
 10.9*     Form of Employment Agreement by and between the Company and Darryl
           W. Copeland, Jr.
 10.10*    Form of Employment Agreement by and between the Company and Matthew
           F. Whitlock

  EXHIBIT                               DESCRIPTION
  NUMBER                                -----------
  -------
 10.11*    Form of Employment Agreement by and between the Company and Mark J.
           Iuppenlatz
 10.12*    Form of Management Agreement by and between Brookdale Living Commu-
           nities of Texas, Inc. and The Island on Lake Travis, Ltd.
 10.13*    Form of Management Agreement by and between Brookdale Living Commu-
           nities of Minnesota, Inc. and Kenwood Associates Limited Partnership
 10.14*    Form of Stock Incentive Plan
 10.15*    Form of Indemnification Agreement
 10.16*    Form of Amended and Restated Agreement of Limited Partnership of
           Hallmark Partners, L.P.
 10.17*    Form of Amended and Restated Partnership Agreement of River Oaks
           Partners
 10.18*    Form of Amended and Restated Agreement of Limited Partnership of The
           Ponds of Pembroke Limited Partnership
 10.19+    Real Estate Purchase Agreement dated as of September 16, 1996 by and between PGI and Gables at Brighton Associates
 10.20+    Real Estate Purchase Agreement dated as of September 16, 1996 by and between PGI and Edina Park Plaza Associates Limited Partnership
 10.21+    Real Estate Purchase Agreement dated as of September 16, 1996 by and between PGI and East Mesa Senior Living Limited Partnership
 10.22+    Real Estate Purchase Agreement dated as of September 16, 1996 by and between PGI and Hawthorn Lakes Associates
 10.23+    Letter Agreement dated September 17, 1996 by and among PGI, KILICO
           Realty Corporation and Kemper Investors Life Insurance Company
 10.24     First Amendment dated December 20, 1996 to Letter Agreement dated
           September 17, 1996 by and among PGI, KILICO Realty Corporation and
           Kemper Investors Life Insurance Company
 10.25     Purchase and Sale Agreement dated as of February 20, 1997 by and be-
           tween the Company and Park Place General Partnership
 10.26     Purchase and Sale Agreement dated as of February 20, 1997 by and be-
           tween the Company and Park Place II, L.L.C.
 10.27     Master Lease Agreement dated as of December 27, 1996 by and between
           HRPT, as landlord, and BLC, as tenant
 10.28     Sublease Agreement dated as of December 27, 1996 by and between BLC, as sublandlord, and Brookdale Living Communities of Arizona, Inc.,
           as subtenant
 10.29     Sublease Agreement dated as of December 27, 1996 by and between BLC, as sublandlord, and Brookdale Living Communities of Illinois, Inc.,
           as subtenant
 10.30     Sub-Sublease Agreement dated as of December 27, 1996 by and between
           Brookdale Living Communities of Illinois, Inc., as sub-sublandlord, and Hallmark Partners L.P., as sub-subtenant
 10.31     Sublease Agreement dated as of December 27, 1996 by and between BLC, as sublandlord, and Brookdale Living Communities of New York, Inc.,
           as subtenant
 10.32     Real Estate Purchase Agreement dated as of February 24, 1997 by and between PGI and Firstar DuPage Bank Trust No. 3612 dated December 4,
           1989, Firstar DuPage Bank Trust No. 3625 dated February 22, 1990,
           West Suburban Bank Trust No. 1975 dated December 13, 1978 and the direct and indirect beneficiaries thereof

   10.33   Real Estate Purchase Agreement dated as of February 14, 1997 by and between PGI and AC Properties, L.L.C.
   10.34   Contract for Sale dated February 21, 1997 by and between PGI and VG
           Office Partnership '95, Ltd.
   10.35   First Amendment dated as of February 21, 1997 to Contract for Sale dated February 14, 1997 by and between PGI and VG Office Partnership
           '95, Ltd.
   21.1*   Subsidiaries of the Company
   23.1    Consent of Ernst & Young LLP
   23.2*   Consent of Winston & Strawn (to be included in opinion filed as Ex-
           hibit 5.1)
 23.3.1    Consent of Darryl W. Copeland, Jr.
 23.3.2    Consent of Wayne D. Boberg
 23.3.3    Consent of Bruce L. Gewertz
 23.3.4+   Consent of Darryl W. Hartley-Leonard
 23.3.5+   Consent of Daniel J. Hennessy
   24.1+   Powers of attorney (included on signature page included in Part II of the initial filing)
   27.1    Financial Data Schedule

---------------------
*  To be filed by amendment.
+  Previously filed.

  (b) FINANCIAL STATEMENT SCHEDULES.

  Financial Statement Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Company hereby further undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE COMPANY HAS DULY CAUSED THIS AMENDMENT NO. 3 TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF CHICAGO, STATE OF ILLINOIS, ON THE 4TH DAY OF MARCH, 1997.

                                          Brookdale Living Communities, Inc.

                                                   /s/ Mark J. Schulte
                                          By___________________________________
                                                      Mark J. Schulte
                                               President and Chief Executive
                                                          Officer

                               ----------------

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 3 TO REGISTRATION STATEMENT HAS BEEN SIGNED BELOW ON MARCH 4, 1997 BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED.

                 SIGNATURE                                     TITLE
                 ---------                                     -----


            Michael W. Reschke*             Chairman of the Board, Director
___________________________________________
            Michael W. Reschke

           /s/ Mark J. Schulte              President and Chief Executive Officer
___________________________________________   (principal executive officer), Director
              Mark J. Schulte

             Craig G. Walczyk*              Vice President--Chief Financial Officer and
___________________________________________   Secretary (principal financial officer)
             Craig G. Walczyk

              Sheryl A. Wolf*               Controller (principal accounting officer)
___________________________________________
              Sheryl A. Wolf


        /s/ Mark J. Schulte
*By__________________________________
  Mark J. Schulte, Attorney-in-Fact

                                 EXHIBIT INDEX

  EXHIBIT                                                                 PAGE
  NUMBER                           DESCRIPTION                           NUMBER
  -------                          -----------                           ------
  1.1*     Form of Underwriting Agreement.............................
  3.1*     Form of Restated Certificate of Incorporation of the Compa-
           ny.........................................................
  3.2*     Form of Amended and Restated By-laws of the Company........
  4.1*     Form of certificate representing Common Stock of the Compa-
           ny.........................................................
  5.1*     Opinion of Winston & Strawn regarding legality of shares
           being registered...........................................
 10.1*     Form of Formation Agreement by and among the Company, PGI
           and Mark J. Schulte........................................
 10.2*     Form of Space Sharing Agreement by and between the Company and PGI....................................................
 10.3*     Form of Registration Rights Agreement by and between the
           Company and PGI............................................
 10.4*     Form of Voting Agreement by and between the Company and
           PGI........................................................
 10.5*     Form of Non-Compete Agreement by and among the Company, PGI and Michael W. Reschke.....................................
 10.6+     Subscription Agreement dated September 4, 1996 by and be-
           tween the Company and Michael W. Reschke...................
 10.7*     Form of Employment Agreement by and between the Company and
           Michael W. Reschke.........................................
 10.8*     Form of Employment Agreement by and between the Company and
           Mark J. Schulte............................................
 10.9*     Form of Employment Agreement by and between the Company and
           Darryl W. Copeland, Jr.....................................
 10.10*    Form of Employment Agreement by and between the Company and
           Matthew F. Whitlock........................................
 10.11*    Form of Employment Agreement by and between the Company and
           Mark J. Iuppenlatz.........................................
 10.12*    Form of Management Agreement by and between Brookdale Liv-
           ing Communities of Texas, Inc. and The Island on Lake Trav-
           is, Ltd....................................................
 10.13*    Form of Management Agreement by and between Brookdale Liv-
           ing Communities of Minnesota, Inc. and Kenwood Associates
           Limited Partnership........................................
 10.14*    Form of Stock Incentive Plan...............................
 10.15*    Form of Indemnification Agreement..........................
 10.16*    Form of Amended and Restated Agreement of Limited Partner-
           ship of Hallmark Partners, L.P.............................
 10.17*    Form of Amended and Restated Partnership Agreement of River
           Oaks Partners..............................................
 10.18*    Form of Amended and Restated Agreement of Limited Partner-
           ship of The Ponds of Pembroke Limited Partnership..........
 10.19+    Real Estate Purchase Agreement dated as of September 16,
           1996 by and between PGI and Gables at Brighton Associates..
 10.20+    Real Estate Purchase Agreement dated as of September 16,
           1996 by and between PGI and Edina Park Plaza Associates
           Limited Partnership........................................
 10.21+    Real Estate Purchase Agreement dated as of September 16,
           1996 by and between PGI and East Mesa Senior Living Limited
           Partnership................................................
 10.22+    Real Estate Purchase Agreement dated as of September 16,
           1996 by and between PGI and Hawthorn Lakes Associates......

  EXHIBIT                                                                 PAGE
  NUMBER                           DESCRIPTION                           NUMBER
  -------                          -----------                           ------
   10.23+  Letter Agreement dated September 17, 1996 by and among PGI,
           KILICO Realty Corporation and Kemper Investors Life Insur-
           ance Company ..............................................
   10.24   First Amendment dated December 20, 1996 to Letter Agreement dated September 17, 1996 by and among PGI, KILICO Realty
           Corporation and Kemper Investors Life Insurance Company....
   10.25   Purchase and Sale Agreement dated as of February 20, 1997
           by and between the Company and Park Place General Partner-
           ship.......................................................
   10.26   Purchase and Sale Agreement dated as of February 20, 1997
           by and between the Company and Park Place II, L.L.C........
   10.27   Master Lease Agreement dated as of December 27, 1996 by and between HRPT, as landlord, and BLC, as tenant..............
   10.28   Sublease Agreement dated as of December 27, 1996 by and be-
           tween BLC, as sublandlord, and Brookdale Living Communities of Arizona, Inc., as subtenant.............................
   10.29   Sublease Agreement dated as of December 27, 1996 by and be-
           tween BLC, as sublandlord, and Brookdale Living Communities of Illinois, Inc., as subtenant............................
   10.30   Sub-Sublease Agreement dated as of December 27, 1996 by and between Brookdale Living Communities of Illinois, Inc., as sub-sublandlord, and Hallmark Partners L.P., as sub-subten-
           ant........................................................
   10.31   Sublease Agreement dated as of December 27, 1996 by and be-
           tween BLC, as sublandlord, and Brookdale Living Communities of New York, Inc., as subtenant............................
   10.32   Real Estate Purchase Agreement dated as of February 24,
           1997 by and between PGI and Firstar DuPage Bank Trust No.
           3612 dated December 4, 1989, Firstar DuPage Bank Trust No.
           3625 dated February 22, 1990, West Suburban Bank Trust No.
           1975 dated December 13, 1978 and the direct and indirect
           beneficiaries thereof......................................
   10.33   Real Estate Purchase Agreement dated as of February 14,
           1997 by and between PGI and AC Properties, L.L.C...........
   10.34   Contract for Sale dated February 21, 1997 by and between
           PGI and VG Office Partnership '95, Ltd.....................
   10.35   First Amendment dated as of February 21, 1997 to Contract
           for Sale dated February 14, 1997 by and between PGI and VG
           Office Partnership '95, Ltd................................
   21.1*   Subsidiaries of the Company................................
   23.1    Consent of Ernst & Young LLP...............................
   23.2*   Consent of Winston & Strawn (to be included in opinion
           filed as Exhibit 5.1)......................................
 23.3.1    Consent of Darryl W. Copeland, Jr..........................
 23.3.2    Consent of Wayne D. Boberg.................................
 23.3.3    Consent of Bruce L. Gewertz................................
 23.3.4+   Consent of Darryl W. Hartley-Leonard.......................
 23.3.5+   Consent of Daniel J. Hennessy..............................
   24.1+   Powers of attorney (included on signature page included in
           Part II of the initial filing).............................
   27.1    Financial Data Schedule....................................

---------------------
   *To be filed by amendment.
   +Previously filed.

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